

Annual Report

{ 2024 }

Corporate Overview

DigitalOcean offers a simple, scalable, and approachable cloud platform that democratizes cloud and AI for digital native enterprises around the world. Our mission is to simplify cloud and AI so builders can spend more time creating software that changes the world. More than 600,000 customers trust DigitalOcean to deliver the cloud, AI, and ML infrastructure they need to build and scale their organizations. To learn more about DigitalOcean, visit www.digitalocean.com.

Why invest

$820M*
ARR

13%*
2024 Revenue Growth

500+*
$100K+ ARR Customers

17%*
2024 Adjusted Free Cash Flow Margin

*Reported metrics as of Q4 2024



To Our Investors,

2024 was a year of foundational change and encouraging momentum at DigitalOcean. My first priorities when I stepped into the role of Chief Executive Officer in February 2024 were to build out a world class executive team, accelerate product innovation, and enhance our go-to-market motions. One year later, I am confident we have the right team in place to lead DigitalOcean in our mission to simplify cloud and AI so builders can spend more time creating software that changes the world. I am more energized than ever by the scale of the opportunity ahead of us serving digital native enterprises, that represent approximately one third of the $400B+ cloud market.

In 2024 we increased Revenue to $781 million (an increase of 13% year-over-year), delivered $84 million in Net Income (an increase of 335% year-over-year), representing an 11% Net Income margin, and delivered Adjusted EBITDA of $328 million (an increase of 19% year-over-year), representing a 42% margin. Our Adjusted Free Cash Flow was $135 million*, representing a 17% adjusted Free Cash Flow margin*. Finally, we returned $57 million to stockholders by repurchasing 1,511,909 shares, bringing our total cumulative repurchases to $1.5 billion and 32,566,941 shares since our IPO through December 31, 2024.

In 2024 we added a number of seasoned executives to our team. Bratin Saha joined as Chief Product and Technology Officer, bringing extensive software and hardware experience, having helped successfully build and scale multi-billion-dollar annual recurring revenue generative businesses in both AI/ML and cloud. Larry D'Angelo joined as Chief Revenue Officer, bringing a robust go-to-market track record and distinctive approach to high-velocity inside sales from past leadership roles at several public companies of comparable size. Wade Wegner joined to lead our developer ecosystem and product-led growth engine, drawing on past experiences building and leading some of the industry's strongest developer ecosystems.

Our product strategy remains focused on simplifying both core cloud and AI for our customers so they can focus on what matters most: building their enterprises. In core cloud, we continue to focus on building the right product capabilities to meet the needs of our enterprise customers, especially as they scale. In AI, we are democratizing access to AI for customers of all sizes by strategically building out an infrastructure, platform, and application stack tailored to the large and growing inference needs in the market. Natural language understanding is changing the face of software development, with AI agents disrupting SaaS applications and the cloud itself; our inference-focused AI product strategy will position us to power this revolution.

*See "Additional Information" for a discussion and calculation of non-GAAP financial measures.



During 2024, we significantly increased our pace of product innovation, releasing 125 new product features across core cloud and AI (more than 5 times what we delivered in 2023). Notably, we launched general availability of our new GPU Droplets, combining the AI horsepower of NVIDIA H100 graphics processing units (GPUs) with the simplicity of our flagship Droplet compute product. GPU Droplets simplify AI access through on-demand access and flexible deployment options of one, eight, or more GPU nodes, empowering customers to tailor to their specific use cases and budgets. In 2024, we also relaunched Deploy, our flagship developer conference, where we announced a number of core product releases including Virtual Private Cloud Peering, Global Load Balancing, Internal Load Balancing, Premium CPU Optimized 96 vCPU Droplets, Per-Bucket Access Keys for Spaces, and many others. With our significantly increased product momentum in 2024, our teams are more energized and confident than ever in our ability to execute, laying the groundwork for even greater innovation in 2025.

Complementing our product innovation, we continue to invest in our world-class product led growth funnel to acquire, nurture and grow customers. Building on this, we are actively pursuing technology and channel partners as additional growth levers, as well as expanding our outbound sales motion for our AI business. Driving expansion within our existing base is a core priority for us; in 2024 we focused our named account efforts on our top 1,500 accounts to build out new nurture and expansion motions, with plans to expand this coverage in 2025. These new motions will help us scale through efficient acquisition of new larger customers, while nurturing growth with target customers within our base.

Looking ahead, I am excited about the size and scale of the opportunity in front of DigitalOcean. I have a fully formed leadership team with a continued commitment to increase product velocity and enhance our product led growth sales motion.

We thank you for your investment in DigitalOcean, and we're excited for you to continue to join us on this journey as we help digital native enterprises efficiently build the next generation of technology businesses on our core cloud and AI platforms.

Paddy Srinivasan, CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number: 001-40252

DigitalOcean Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**45-5207470**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
101 6th Avenue, New York, New York	10013
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (646) 827-4366

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $0.000025 per share	DOCN	The New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) ☐ Yes ☒ No

The aggregate market value of the registrant's common stock held by non-affiliates, based on the closing price of the registrant's common stock on the New York Stock Exchange on June 28, 2024 (the last business day of the registrant's second fiscal quarter), was approximately $3.12 billion.

As of February 18, 2025, the registrant had 92,067,799 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement for its 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2024.

TABLE OF CONTENTS

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will" or "would" or the negative of these words or other similar terms or expressions.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in Part I, Item 1A. "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe such available information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET, INDUSTRY AND OTHER DATA

This Annual Report on Form 10-K contains statistical data, estimates and forecasts, including related to our market opportunity, that are based on independent industry publications and other publicly available information, as well as other information based on our internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. Further, while we believe our internal research is reliable, such research has not been verified by any third party. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Part I, Item IA. "Risk Factors," that could cause results to differ materially from those expressed in these publications and other publicly available information.

Certain information in the text of this Annual Report on Form 10-K is contained in an independent industry publication: IDC: Worldwide Software and Public Cloud Services Spending Guide (Feb. 2025). This publication was not prepared on our or on our affiliates' behalf or at our expense.

ADDITIONAL INFORMATION

Unless the context otherwise requires, all references in this Annual Report on Form 10-K to "DigitalOcean," the "company," "we," "our," "us" or similar terms refer to DigitalOcean Holdings, Inc. and its consolidated subsidiaries.

"DigitalOcean®", "Droplet®" and our other registered and common law trade names, trademarks and service marks are the property of DigitalOcean. Other trade names, trademarks and service marks used in this Annual Report on Form 10-K are the property of their respective owners. Solely for convenience, the trademarks and trade names contained herein may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

We may announce material business and financial information to our investors using our investor relations website (https://investors.digitalocean.com/). We therefore encourage investors and others interested in our company to review the information that we make available on our website, in addition to following our filings with the Securities and Exchange Commission, webcasts, press releases and conference calls.

RISK FACTORS SUMMARY

Our operations and financial results and an investment in our common stock are subject to various risks and uncertainties. The following summary highlights some of the risks we are exposed to in the normal course of our business activities. You should consider and read carefully the summary below and the risks and uncertainties described in Part I, Item 1A. "Risk Factors" of this Annual Report on Form 10-K, as well as other information included in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations:

- We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price and the value of your investment could decline.

- We may not be able to sustain profitability in the future.

- If we are unable to expand usage of our platform by existing customers, attract new customers and/or retain existing customers, we may not achieve the growth we expect, which would adversely affect our results of operations and financial condition.

- The market for our platform and solutions may develop more slowly or differently than we expect.

- Our development and use of artificial intelligence and machine learning (AI/ML) products or use of third-party AI/ML-based tools may not be successful or may result in reputational harm or liability, any of which could adversely affect our business operating results or financial condition or present risks and challenges to our business.

- If we fail to timely release updates and new features to our platform and adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or customer needs, our platform and products may become less competitive.

- If we or our third-party service providers experience an actual or suspected security incident or unauthorized parties otherwise obtain access to, or prevent access to, our platform or our customers' data or our sensitive or proprietary data, we may incur significant liabilities and our reputation and business may be harmed.

- The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

- If we fail to effectively integrate new members of our executive leadership team and senior management or if we fail to retain and motivate members of our executive leadership team and senior management team and other key employees, our business and future growth prospects could be harmed.

- Unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow our business and negatively affect our results of operations.

- Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.

- Activities of our customers or the content on their websites could subject us to liability.

- The success of our business depends on our customers' continued and unimpeded access to our platform on the internet and, as a result, also depends on internet providers and the related regulatory environment.

PART I

ITEM 1. BUSINESS

Overview

Our mission is to simplify cloud computing and artificial intelligence (AI) to allow builders to spend more time creating software that changes the world.

DigitalOcean is a leading cloud computing platform, offering simple, scalable and approachable on-demand infrastructure and platform services for developers at growing technology companies. Our platform simplifies cloud computing, enabling our customers to rapidly accelerate innovation and productivity. Our customers include growing technology companies across numerous industry verticals ranging from gaming to fintech to cybersecurity, among many others, and leverage our platform for a wide variety of use cases, such as building and hosting websites, developing new web and mobile applications, integrating AI into their businesses, and building AI products and applications, among many others. We believe that being simple, scalable and approachable are our key differentiators, driving a broad range of customers around the world whose needs are not being fully met by larger cloud providers to build and grow their businesses on our platform.

Our platform is designed to be simple, scalable and approachable by providing a variety of product offerings that were built with the needs of growing technology companies in mind. The simplicity of our platform allows users to focus on building and scaling their business instead of on managing their infrastructure. We offer mission-critical solutions across Infrastructure-as-a-Service (IaaS), including our Droplet virtual machines, storage and networking offerings; Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS), including our Managed Hosting, Managed Database, Managed Kubernetes and Marketplace offerings; and artificial intelligence and machine learning (AI/ML), including our GPU Droplets, Notebooks and GenAI Platform offerings. We continue to invest in our platform to further penetrate the growing markets in which we operate. According to International Data Corporation (IDC), the aggregate worldwide IaaS and PaaS markets for individuals and companies with less than 500 employees is estimated to grow from approximately $138 billion in 2025 to $251 billion in 2028, representing a 22% compound annual growth rate. IDC defines the IaaS market as compute, storage and networking, and the PaaS market as database management systems, application platforms, artificial intelligence platforms and other platform services.

We have a highly efficient self-service customer acquisition model, which we complement with a sales force focused on inside sales, targeted outside sales and partnership opportunities to drive revenue growth. The efficiency of our go-to-market model and our focus on the needs of growing technology companies have enabled us to drive organic growth and establish a truly global customer base across a broad range of industries. Our customers rely on us for their critical business needs and we provide all customers, regardless of size, 24/7 customer support. We are committed to making world-class cloud services approachable by providing attentive support to customers and supporting and investing in the broader developer community. We believe our customer support, coupled with our easy-to-use self-help resources and active developer community, has created tremendous brand loyalty amongst our customer base.

Growing our Builders (users that spend more than $50 and less than or equal to $500 in a month), Scalers (users that spend more than $500 and less than or equal to $8,333 in a month) and Scalers+ (users that spend more than $8,333 in a month) is a critical focus for us, and we have successfully increased the number of these customers and their percentage of our total revenue. As of December 31, 2024, we had approximately 165,000 Builders, Scalers and Scalers+ (collectively, our Higher Spend Customers), comprising 87% of our total revenue for the year ended December 31, 2024. See Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics" for more detail on the definition of customer categories and additional information.

Our Solution

DigitalOcean is a simple, scalable and approachable cloud, offering customers solutions that are easy to leverage, reliable and scale along with our growing technology companies. Empowered by an easy-to-use self-service model, intuitive control panel and highly predictable pricing, our customers are able to rapidly accelerate innovation and increase their productivity and agility. The key differentiators of our platform are as follows:

- *Simple*. Our platform is engineered to take a user from inquiry to deployment within minutes, without any specialized training or heavy implementation. We abstract away the complexity that is generally found across legacy cloud providers to provide a compelling, intuitive interface with click-and-go options. In addition, all

DigitalOcean products come with detailed product and technical documentation to help our customers quickly and seamlessly deploy to our cloud platform.

- *Scalable*. We offer a comprehensive portfolio of IaaS, PaaS/SaaS and AI/ML products that are specifically designed to address the needs of growing technology companies. Our platform can support a wide range of use cases, including building and hosting websites, developing new web and mobile applications, integrating AI into their businesses, and building AI products and applications, among many others. Customers with any type of use case have the ability to choose from managing their own infrastructure and building their own bespoke solutions using our IaaS or AI/ML offerings, offloading the technical infrastructure entirely through our Managed Hosting offering or delegating certain aspects of management using certain of our other managed PaaS/SaaS offerings or AI/ML offerings. Our scalable platform provides the reliability and security so that our customers can rely on us both today and in the future as their projects and businesses grow and their needs expand.

- *Approachable*. Creating solutions for cloud and AI is the focus of our business. We offer expert technical support and customer service to all customers free of charge on a 24/7 basis to ensure our customers quickly achieve their objectives and overcome challenges. Customers cite our attentive support as a key driver of their decision to start and grow their businesses on our platform. Our platform is easy to use and we provide extensive guidance on our website through product documentation and numerous high-quality developer tutorials that attract users and reinforce our highly efficient self-service customer acquisition model. In addition, our platform is designed to take advantage of open source technology, which helps customers to more efficiently write their own integrations. We have built one of the world's largest developer communities to foster opportunities for developers to learn, grow and innovate on our platform. We continue to invest in supporting developers in myriad ways, including through local knowledge-sharing meetings and webinars in cities around the world. We also host large industry-wide events including Hacktoberfest, a global hackathon, and Deploy, a conference for developers, startups and founders. Being approachable also extends into our pricing model, which is transparent and predictable, eliminating surprises for our customers. Like everything we do, we approach billing with a customer-first focus, enabling our customers to spend more time developing and deploying innovative applications rather than interpreting and navigating convoluted invoices.

Our Growth Strategies

We are driving significant growth by executing on the following key strategies:

- ***Increasing Usage by Our Existing Customers***. Our existing customer base represents a significant opportunity for further sales expansion through increased usage of our platform and adoption of additional product offerings. We are highly focused on gaining a better understanding of the needs and growth plans of our existing customers, increasing our feature velocity and shaping our product roadmap around the needs of Higher Spend Customers, and introducing an account management function to provide more direct coverage of our top spending accounts. This deeper relationship with our customers will help us identify opportunities to educate our customer base on ways to utilize the platform more effectively for their individual use cases, as well as provide a feedback loop to inform our product roadmap, in order to build trust with customers and encourage them to run more of their critical cloud workloads on our platform. We closely monitor our net dollar retention (NDR), which reflects our ability to retain and grow revenue from our existing customers. While NDR decreased from 101% in 2023 to 98% in 2024 as we lapped the effects of the 2022 price increases, we expect to increase our revenue in the future from existing customers through the introduction of new products and features tailored to our Higher Spend Customers through expanded customer outreach, and targeted services to support our customers in migrating additional workloads from other cloud providers to DigitalOcean.

- ***Growing Our Base of Higher Spend Customers***. We believe there is a substantial opportunity to further expand our customer base. We are investing in strategies that we believe will drive adoption by new Higher Spend Customers, including new marketing initiatives that further optimize our self-service revenue funnel to identify potential Higher Spend Customers, enhanced research and development to build our product roadmap around the needs of Higher Spend Customers, the creation of a new migration services team to support migration to our platform from other cloud providers, and a dedicated AI sales team with deep AI expertise to help prospective customers understand our offerings and the process to onboard onto our platform.

- ***Investing in Our Platform and Product Offerings***. We have a history of, and will continue to invest significantly in, delivering innovative products, features and functionality for our Higher Spend Customers. Our product strategy is anchored in addressing the needs of our Higher Spend Customers and other growing technology companies and on continuously innovating to meet those needs in a simple, scalable and approachable way. We have accelerated the pace of product innovation and made disciplined investments to expand our offerings for our IaaS and PaaS offerings, as well as our newer AI/ML offerings. In 2024, we released a number of new products and product features, including GPU Droplets, our GenAI platform, Autonomous on our Managed Hosting offering to automatically scale resources based on website traffic, and enhancements to our role-based access control functionality and Backups offering. The market opportunity for our services continues to expand and we expect to make additional investments to offer an enhanced and tailored suite of IaaS, PaaS/SaaS and AI/ML offerings that address the changing needs of our customers.

- ***Driving Increased Adoption Through Our Community Ecosystem.*** We attract a large number of developers to our website and platform and we are committed to supporting and expanding this community of innovators and technologists by continuing to produce high-quality educational content and hosting developer-focused programs and events around the world. Supporting and educating the developer community is not only one of our values, but it also fosters brand loyalty, expands our customer base and drives increased adoption of our products.

- ***Augmenting our Platform though Strategic Partnerships and Acquisitions***. In addition to organic growth, we believe that strategic partnerships and acquisitions will allow us to accelerate our key platform, product and marketing initiatives. In recent years, we completed acquisitions of Paperspace, which launched our AI/ML offerings, and Cloudways, which added our Managed Hosting offering to our platform. In addition, we have entered into partnerships to augment our product offerings. For example, in 2024, we announced a partnership with Hugging Face, which allows customers to quickly and easily deploy the most popular third-party models on GPU Droplets and significantly simplifies the model deployment process for our customers. We intend to actively pursue both strategic partnerships and acquisitions that we believe will be complementary to our business, accelerate customer acquisition, increase usage of our platform and/or expand our product offerings in our core markets.

Our Platform and Product Offerings

We have designed our global cloud platform to ensure a simple, scalable and approachable cloud computing experience for our customer base of growing technology companies. This entails maintaining a high-performance and reliable global infrastructure, offering a highly curated set of solutions and providing a superior customer experience. The combination of these elements enables our customers to focus their time and attention on building and running their applications or businesses rather than managing the underlying infrastructure.

Our Global Infrastructure & Technology Network

Our global infrastructure and technology network, built on the foundation of open source scalable cloud-native technologies, allows us to deliver an exceptional developer experience and suite of infrastructure and software solutions to our customers spread across the globe. Our infrastructure is offered to our customers across 16 data centers worldwide that are connected by a high-speed private backbone, enabling our customers to deploy their solutions across nine different geographic regions. We lease data centers in the New York, San Francisco and Atlanta metropolitan areas in the United States, as well as in Australia, Canada, Germany, India, the Netherlands, Singapore and the United Kingdom. We plan to open our new Atlanta data center in 2025. These data center locations were selected for their proximity to key customer markets and to allow access to global internet exchange points to provide consistent low-latency connectivity to large end-user networks. Our global data center network allows our customers to choose where best to deploy the solution to optimize performance and minimize latency for their users. In addition, we utilize points of presence locations situated across the globe to improve website and application performance by allowing geographically dispersed users to receive content from a location nearest to them.

We work closely with leading hardware manufacturers when designing our server platforms to continue to reduce acquisition costs while at the same time aligning our long-term server strategy to future technology advancements. We optimize reliability and performance for our customers by providing physical security and availability for our customers; managing the physical server capacity to ensure that we are able to meet our customers' demands; operating the global networking backbone to ensure that we are making the best connectivity peering agreements to get customer traffic to the destination via the best available path; and actively monitoring the cloud environment and responding to network incidents to ensure that customer impact is minimized and service availability is managed.

We focus heavily on securing our network, products and customer data from potential security threats, leveraging a dedicated team of security professionals. We have implemented a cybersecurity risk management program that includes administrative, technical and physical safeguards designed to maintain the confidentiality, integrity, and availability of our company's and our customers' information. We design our products with security in mind and build security features to integrate directly with our platform, making it simple for our customers to build the additional security layers required for their use cases, rather than navigating the operational complexity of purchasing, integrating, and managing disparate security tooling into their projects. We also offer a number of security features to our customers free of charge, including our Distributed Denial of Service (DDoS) Protection service and enhanced Role Based Access Control (RBAC) offering. See Part I, Item 1C. "Cybersecurity" for additional detail on our cybersecurity program.

In combination, our infrastructure and network provide our customers with a reliable, highly-performant and cost-effective platform to confidently build, deploy and scale their optimal solution, from single node based applications to globally distributed systems.

Our Product Portfolio

We provide a variety of cloud products and services that are specifically designed to address the needs of growing technology companies. We listen carefully to our customers' feedback so we understand what they want and need. Our goal is to address the core needs of our customer base instead of offering thousands of complex products and services that are more suited to large enterprise companies.

We offer IaaS, PaaS/SaaS and AI/ML solutions to our customers. Our initial product, launched in 2012, was the Droplet, a virtual machine that provides flexibility to build, test, secure and grow customers' applications from start-up to scale. Since then, we have successfully launched many new products, which honor our commitment to always provide a simple, scalable and approachable experience for our core customer base. We have expanded our product portfolio with product innovations such as Dedicated Droplets, Premium Droplets, Spaces, Managed Kubernetes, Managed Databases, App Platform, and, more recently, GPU Droplets and our GenAI Platform, which have proven our ability to successfully launch or acquire new products to market and serve our customers' needs. Furthermore, we regularly launch new product features in response to customer needs and requests and to grow the functionality of our platform. We have developed a product roadmap designed to enhance our ability to offer secure, scalable and reliable solutions for our customers to grow their applications or businesses. We also provide management and collaboration tools to enable our customers to monitor and manage their usage of our platform.

- **IaaS Offerings**. Our Infrastructure-as-a-Service (IaaS) offerings include our compute, storage and networking products. We provide flexible server configurations sized for any application, attractive price-to-performance and highly predictable pricing that is the same across regions and usage volumes. Our current IaaS offerings include:

    ◦ *Droplets*. Droplets are our core compute offering. Developers can spin up the virtual machine of their choice in under a minute. We offer basic Droplets and Dedicated Droplets, such as general purpose, CPU-optimized, memory-optimized or storage-optimized configurations, which provide flexibility to build, test, secure and grow any application from start-up to scale. Our Premium Droplet offerings provide enhanced speed and memory performance, while maintaining our commitment to simplicity.

    ◦ *Storage Offerings*. Our storage solutions allow our customers to store and quickly access any amount of data reliably in the cloud. We offer several kinds of storage offerings, depending on the customer's needs, including:

        ▪ *Spaces (Object Storage)*. Our object storage with a built-in content delivery network (CDN) makes scaling easy, reliable and affordable. Our simple and predictable pricing makes this offering very attractive compared to our competitors.

        ▪ *Volumes (Block Storage)*. Our block storage product allows customers to add more storage space and mix and match compute and storage to suit their database, file storage, application, service, mobile and backup needs. This provides supplemental storage beyond the generous local solid-state drive (SSD) offered with our compute offerings.

        ▪ *Backups and Snapshots*. Our disk images of Droplets provide peace of mind and a sense of security to our customers. Our customers can choose between Backups, which are automatically-created disk images of Droplets taken on a daily or weekly basis, or Snapshots, which are manually-created disk images taken on demand, providing our customers with the ability to revert to an older state or create new Droplets. We also provide the flexibility to customize backup windows for disk images, choose retention policies and elect which files to back up.

- *Networking Offerings*. We provide a suite of networking capabilities to secure and control the traffic to our customers' applications. Data transfer costs can quickly become a major expense for operators of complex cloud applications. At DigitalOcean, we provide a generous amount of bandwidth with each successive Droplet purchase. This bandwidth is pooled for the customer's account and shared by all applications or resources running in their account, which we believe is a key differentiator for us in the marketplace. Our key networking product offerings include:

  - *Cloud Firewalls*. Our Cloud Firewall offering is a software service that allows customers to quickly secure their infrastructure from common vulnerabilities and define what services are visible on their infrastructure. Cloud Firewalls are free to our customers and are used for staging and production deployments of software.

  - *Managed Load Balancers*. Our Managed Load Balancer offering is a software service that allows customers to load balance traffic to their software applications located on multiple Droplets, enabling them to scale their applications and improve availability, security and performance across their infrastructure in a few clicks with affordable pricing.

  - *Virtual Private Cloud (VPC)*. Our VPC offering is a private network interface for collections of DigitalOcean resources. VPC networks provide a more secure connection between resources because the network is inaccessible from the public internet and other VPC networks, enabling our customers to manage their information and data traffic between applications without exposure to the public internet.

  - *IP Address Management.* In addition to IPv4 addresses, we also offer IPv6 addresses, which provide larger address space and increased security, among other benefits. Customers also have the option to use Reserved IP Addresses, which are publicly-accessible static IP addresses that can be assigned to Droplets and instantly remapped to other Droplets in the same data center.

  - *Domain Name System (DNS) Management*. DNS Management offering allows customers to add domains to their DigitalOcean accounts and manage the domain's DNS records through our control panel. Managing DNS records through the DigitalOcean platform also allows customers to integrate DNS records with other DigitalOcean offerings, including Load Balancers to manage traffic and Spaces to streamline automatic SSL certificate management.

- **PaaS/SaaS Offerings**. Our Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS) offerings provide a complete development and deployment environment. PaaS/SaaS offerings include infrastructure as well as database management systems, application platforms, development tools and other services designed to support the complete web application lifecycle. Our current PaaS/SaaS offerings include:

  - *Managed Hosting.* Our Managed Hosting offering provides simple onboarding and day-to-day management for hosting that is purpose-built for growing technology companies looking to outsource their on-ramp to the internet and offload the complexities of cloud infrastructure so they can spend more time running and scaling their businesses. This offering is particularly attractive for growing technology companies without the knowledge or resources to fully manage their hosting infrastructure, including digital agencies, entrepreneurs creating eCommerce sites, bloggers, freelancers, and other users hosting on WordPress, PHP and Magento.

  - *Managed Databases*. Our Managed Databases offering, a fully-managed database solution, provides our customers with the application performance they need without the operational demands that come with building and running a database server. We currently offer managed offerings for relational databases (SQL) such as PostgreSQL and MySQL, as well as NoSQL databases such as Redis. In addition, we offer DigitalOcean Managed MongoDB, a fully-managed database as a service offering in partnership with MongoDB, and Dedicated CPU Managed MongoDB to boost the performance of MongoDB and enable users to migrate databases from any source to DigitalOcean Managed MongoDB with minimal downtime. Finally, our Managed Kafka offering provides our customers with the ability to build high-throughput, low-latency data streams of Kafka without the complexity of managing their infrastructure.

  - *Managed Kubernetes and Container Registry*. Our easy-to-use Managed Kubernetes service provides scalability and portability for cloud-native applications. Customers can get started quickly and cheaply with our free control plane, inexpensive bandwidth and our free egress gateway, which give our customers even more confidence in leveraging our Kubernetes offering to deploy their code in the cloud. Alternatively, customers have the option to scale-up with our high availability control plane, which increases control plane availability and uptime. Our Managed Container Registry offering lets customers easily store and manage private container images for rapid deployment to our Managed Kubernetes service.

- *App Platform*. Our App Platform offering allows customers to build, deploy and scale applications quickly using a simple, fully-managed solution. We handle the infrastructure, application runtimes and dependencies so that developers can push code to production in just a few clicks, enabling them to deliver applications to market faster and on a global scale.

- *Functions*. Our Functions offering is a serverless compute solution that leverages our App Platform product. Serverless computing has become a popular trend in cloud application development because it allows for freedom from server management and the ability to pay only for what you use. Our Functions offering runs on-demand, which simplifies the cloud programming experience and helps customers focus more on application development and business outcomes and less on managing the underlying infrastructure.

- *Uptime*. Our Uptime offering provides real-time uptime and latency alerts, allowing customers to quickly recover from incidents before their own customers are impacted. Alerts are triggered when customer assets are slow, down, or vulnerable to attack.

- *Marketplace*. Our Marketplace is a platform where developers can find pre-configured applications and solutions that are optimized to run on our infrastructure quickly. The DigitalOcean Marketplace contains highly-curated everyday applications and cutting-edge technologies, providing customers access to the most efficient tools to build their businesses while removing the time and expense of research, configuration and manual setup. We work closely with partners to deliver a truly seamless experience for customers, creating the ability for developers to deploy thoroughly tested app environments with the click of a button on Droplets and Kubernetes clusters. The DigitalOcean Marketplace also offers add-ons that run in the cloud and are available on demand. More than 350 preconfigured one-click applications are available in our Marketplace, including WordPress, LAMP, Docker, Grafana, and Plesk, among others.

- **AI/ML Offerings**. Our artificial intelligence and machine learning (AI/ML) offerings enable customers to more easily test, develop and deploy AI/ML applications or augment and enhance existing AI/ML applications. Our current AI/ML offerings include:

- *GPU Droplets*. Our GPU Droplets provide similar functionality to our core CPU offerings, but with the extra power of GPUs, and come pre-configured with pre-installed drivers, software and one-click models, allowing AI developers to simply and quickly run AI experiments, train large language models, and scale AI projects. Our GPU Droplets provide fast, easy and affordable access to high-performance GPUs without requiring upfront investments in costly hardware.

- *GenAI Platform*. Our GenAI platform is a comprehensive solution for deploying AI applications. The platform provides access to third party foundational models out-of-the-box so that customers can easily put together an AI application without requiring specific AI expertise.

- *Bare Metal GPUs*. Our Bare Metal GPU offering provides customers with access to a GPU server without any virtualization layer, to give developers with an entirely customizable server for their use case.

- *Jupyter Notebooks*. Our Jupyter Notebooks offering provides customers with a simple cloud workspace that runs on GPUs, providing a managed interactive development environment for exploring data and training and building machine learning models.

Sales and Marketing

Our sales and marketing teams work together closely to drive awareness and adoption of our platform, accelerate customer acquisition and expand our revenue from existing customers. These teams focus on customer acquisition, our self-service acquisition funnel, customer support and success, community education, inside sales, targeted outside sales, and partnership and channel development.

By reducing the friction that typically accompanies the purchase of business software and eliminating the need for complicated and costly implementation and training, our efficient self-service acquisition model enables customers to get started on our platform very quickly and without the need for assistance. We attract visitors to our website through a combination of high-quality content, developer outreach and highly-targeted paid demand generation campaigns.

We focus on building a large, highly-engaged community that can connect and educate developers across the globe. Our developer community enables new and experienced developers to learn new skills and technologies and create and deliver new applications. The DigitalOcean community is based on forging genuine relationships through a series of meaningful and memorable interactions. We believe that our focus on community drives brand loyalty amongst a fast-growing developer community and spurs our community followers to become advocates for us and our platform. Our community education websites contain high-quality technical tutorials and a forum with tens of thousands of questions and answers that guide developers in creating and delivering modern applications—not just focused on DigitalOcean products and services, but relevant to any cloud service. We expect to continue to grow the high-quality developer content on our websites, including through the creation of new content and product demonstrations, alongside continuous maintenance and refreshes of our legacy content, while making our education website easier to navigate by integrating our own GenAI platform on our education websites so our customers can get the answers they need more seamlessly and efficiently.

We host a number of events to further build our community, including Hacktoberfest with over 65,000 developers participating in 2024 and Deploy, a conference for developers, startups, founders, and others to learn from experts, connect, and be inspired to build their vision on our platform. We are focused on expanding our developer engagement efforts by hosting regular in-person meetings and creating innovative knowledge-sharing hubs in cities around the world. In addition, we operate the "Hatch by DigitalOcean" program to support entrepreneurs and startups more directly as they begin their journey by providing them with a robust set of benefits to help them succeed. Many attendees at our meetings and events and participants in our Hatch program have learned about DigitalOcean through these developer engagement efforts and have not only become loyal DigitalOcean customers but have become advocates of our platform, drawing others to DigitalOcean.

We complement our efficient self-service customer acquisition model and community building and developer outreach efforts with a sales force focused on inside sales, outbound prospecting targeting specific use cases, volume expansion of our self-service customers, expanding our revenue in specific international markets and seeking partnership opportunities to drive revenue growth. Our sales team includes experienced engineers who fashion technical solutions for customers to convert and migrate their workloads from other cloud providers. Our customer success professionals focus on customer retention and customer expansion by adding value throughout the customer lifecycle as customers scale and expand their usage of our product portfolio and will directly contact customers to determine if there are ways to augment their usage of our platform with additional services. We are also focused on partnership opportunities that introduce new avenues for customer growth. As we continue to evolve our sales motion, we have introduced a high-touch approach for retaining and expanding top customers, and securing new cloud and AI business from outbound efforts — all to help augment our highly-efficient self-service customer acquisition model and accelerate growth.

We are committed to providing robust customer support to all customers, which we believe has been a strategic differentiator for us. The customer support team addresses account-related questions and provides high-quality technical advice and troubleshooting. Developers and engineers are a key part of the customer support team, and we offer technical support free of charge to all of our customers. In addition, we offer paid support plans, which allow customers to choose the paid support option that best suits their needs and provide customers with faster response times and dedicated support from technical managers. Customer engagement with our customer support team also serves as an important feedback loop to our product and technology teams, helping us better understand the specific needs of our customers. This feedback has influenced, and will continue to influence, our product roadmap, the content strategy for our community tutorials and other business decisions. We closely track various metrics to ensure we are providing exceptional customer support. We internally monitor our customer satisfaction score (CSAT) and net promoter score (NPS) to gauge the quality of our interactions with customers and our ability to increase loyalty. We also have specific service-level objectives (SLOs) for response and resolution times to ensure we maintain a high level of customer satisfaction.

We intend to continue to invest in our sales and marketing capabilities to capitalize on our large and global market opportunity, while remaining very efficient in terms of sales and marketing expense as a percentage of revenue.

Our Customers

Our customer base is incredibly diverse with respect to technical competency, type of business, use case and geography. We have been successful in increasing our customer base of Higher Spend Customers, and our ARPU by expanding our product portfolio and optimizing our sales and marketing initiatives to meet the needs of our customers. While our pricing is primarily consumption-based and the majority of our customers use our platform on a month-to-month basis, a growing number of customers are using our platform for larger workloads and some of these customers are opting to enter into committed contracts, committing to a minimum spend on our platform. As of December 31, 2024, we had approximately 165,000 Higher Spend Customers, an increase from approximately 156,000 as of December 31, 2023. Our ARPU has increased from $82.76 in 2022 to $90.99 in 2023 to $100.71 in 2024. We have no material customer concentration, as our top 25 customers made up 8%, 7% and 10% of our revenue in 2024, 2023 and 2022, respectively. See Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics" for more detail on the definition of ARPU.

Competition

The markets that we serve are highly competitive and rapidly evolving. With the introduction of new technologies and innovations, we expect the competitive environment to remain intense.

We believe that the principal factors on which we compete include:

Simplicity:

- ease of use and operation
- speed of deployment
- price, total cost of ownership and transparency
- features, functionality and quality of tools

Scalability:

- performance, reliability, scalability and security
- geographic reach

Approachability:

- customer experience, support and service
- community engagement and education
- brand awareness and reputation

We compete primarily with large, diversified technology companies that focus on large enterprise customers and provide cloud computing as just a portion of the products and services that they offer. The primary vendors in this category include Amazon (AWS), Microsoft (Azure), Google (GCP), IBM (IBM Cloud), Alibaba (Alibaba Cloud) and Oracle (Oracle Cloud).

We also compete with smaller and/or niche cloud service providers that typically target individuals and smaller businesses, simple use cases and/or narrower geographic markets. Examples in this category include OVHcloud, Akamai (Linode), Hetzner, Vultr, Contabo, Scaleway, UpCloud, and Heroku.

Our AI/ML offerings compete with providers of AI/ML infrastructure and services, including the same large, diversified technology companies, Amazon (AWS), Microsoft (Azure), and Google (GCP), and smaller more infrastructure-focused companies such as Coreweave and Lambda Labs.

Finally, our Managed Hosting offering competes with digital agencies and other managed hosting providers, including Kinsta and WP Engine.

Despite the competitive intensity, we believe we compete successfully on the basis of the factors listed above. We focus on solutions for growing technology companies—and combine the power of being simple, scalable and approachable for the portion of the cloud market whose needs are not fully met by larger cloud providers. This differentiates us dramatically from the enterprise cloud competitors. At the same time, our ability to address complex use cases that allows customers to scale with us as they grow, differentiates us from the many niche competitors who have less robust and extensible offerings.

Human Capital Management

As of December 31, 2024, we had a total of 1,210 employees, including 703 located outside the United States. We also engage individuals through professional employer organizations and contractors on an as-needed basis. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

We provide competitive compensation and benefits for our employees globally, including base salary, cash bonuses, commissions (for our sales team), long-term equity awards and the opportunity to participate in an employee stock purchase plan and a wide array of benefits aligned with local reward practices and competitive with those offered by companies with whom we compete for talent.

Talent development and employee engagement are key to attracting and retaining talented employees. We facilitate employee review cycles where employees have development conversations with their managers multiple times throughout the year. We also offer thousands of training courses and videos on a wide range of topics to further support employee development. Finally, we conduct anonymous global engagement surveys regularly to measure the effectiveness of our business and people initiatives and identify areas of strength and development opportunities among teams.

We are also committed to social responsibility as evidenced by our joining the Pledge 1% movement in connection with our IPO and our launch of DO Impact in 2022, which is our social impact effort designed to empower changemakers around the globe through products and philanthropy.

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of trademark, patent, copyright and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality provision, non-disclosure agreements with third parties and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how and brand. We use open source software in our services.

As of December 31, 2024, we owned thirteen registered trademarks in the United States and ten registered trademarks in various non-U.S. jurisdictions. We have filed applications for registration for two additional trademarks in non-U.S. jurisdictions. In addition, we own one International Registration through the World Intellectual Property Organization, which has been extended to registrations in seven additional jurisdictions. As of December 31, 2024, we owned five issued patents and had one patent that is published in the United States. The issued patents are each scheduled to expire in 2039 and 2040 and the patent that has been published, when issued, will be scheduled to expire in 2039. In addition, we license third-party software and use open source software and other technologies that are used in the provision of or incorporated into some elements of our services. Many parts of our business utilize proprietary technology and/or licensed technology, including open source software.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, vendors and partners. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers, vendors and other partners. See Part I, Item 1A. "Risk Factors" for a more comprehensive description of risks related to our intellectual property.

Governmental Regulation

Our business is and will continue to be subject to extensive U.S. federal and state and foreign laws and regulations, including laws and regulations involving privacy, data protection, data transfers, artificial intelligence, content regulation, security, intellectual property, competition, taxation, anti-corruption, anti-bribery, anti-money laundering, and other similar laws. Many of these laws and regulations are still evolving and are likely to remain uncertain for the foreseeable future, and these laws and regulations can vary significantly from jurisdiction to jurisdiction. The costs of complying with these laws and regulations are high and are likely to increase in the future. We are also subject to U.S. and foreign laws and regulations that govern or restrict our business and activities in certain countries and with certain persons, including the U.S. Commerce Department's Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department's Office of Foreign Assets Control. Compliance with these laws, rules, and regulations has not had, and is not expected to have, a material effect upon our results of operations, capital expenditures or competitive position. Nevertheless, compliance with existing or future governmental regulations, including, but not limited to, those pertaining to global trade, business acquisitions, consumer and data protection, and taxes, could have a material impact on our business in subsequent periods.

For a more comprehensive discussion of the risks we face from regulation and compliance matters, see Part I, Item 1A. "Risk Factors".

Corporate Information

We were incorporated in Delaware in 2012 under the name Digital Ocean, Inc. In 2016, as part of a restructuring, Digital Ocean, Inc. was converted into DigitalOcean, LLC, and DigitalOcean Holdings, Inc. was formed as the ultimate parent holding company. We completed our initial public offering in March 2021 and our common stock is listed on the New York Stock Exchange under the symbol "DOCN." Our principal executive offices are located at 101 6th Avenue, New York, New York 10013, and our telephone number is (646) 827-4366. Our website address is www.digitalocean.com.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), are filed with the Securities and Exchange Commission (the SEC). Such reports and other information filed by us with the SEC are available free of charge on our website at www.investors.digitalocean.com when such reports are available on the SEC's website. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information contained on the websites referenced in this Annual Report on Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Our operations and financial results and an investment in our common stock are subject to various risks and uncertainties. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Business and Industry

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price and the value of your investment could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In particular, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Even if our revenue continues to increase, our revenue growth rate may decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue depends on a number of factors as described in more detail under the heading Part I, Item 1. "Business" in this Annual Report on Form 10-K, as well as the factors set forth below. We may not successfully accomplish any of our objectives and, as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, we may be unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability.

In addition to the other risks described herein, factors that may affect our results of operations include the following:

- fluctuations in demand for or pricing and usage of our platform and products;

- our ability to attract new customers and retain existing customers;

- customer expansion rates;

- integration of new products;

- timing and amount of our investments and capital expenditures related to successfully optimizing, utilizing and expanding our data center facilities;

- the investment in and integration of new products and features relative to investments in our existing infrastructure and products;

- our ability to control costs, including our operating expenses, and the timing of payment for expenses;

- the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;

- the amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;

- the effects of acquisitions and their integration;

- general economic conditions, both domestically and internationally, and economic conditions specifically affecting industries in which our customers participate;

- changes in regulatory or legal environments that may cause us to, among other elements, be unable to continue operating in a particular market, remove certain customers from our platform, and/or incur expenses associated with compliance;

- changes in the competitive dynamics of our market, including consolidation among competitors or customers or new entrants into our market;

- significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products and platform capabilities;

- our ability to control fraudulent registrations and usage of our platform, reduce bad debt and lessen capacity constraints on our data centers, servers and equipment; and

- the impact of new accounting pronouncements.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

We may not be able to sustain profitability in the future.

While we have experienced revenue growth in recent periods, we are not certain whether or when we will obtain a high enough volume of sales to sustain or increase our growth or maintain profitability in the future. We also expect our costs and expenses will increase in future periods, which could negatively affect our future results of operations if our revenue also does not increase. Our efforts to grow our business may be costlier than we expect, or the rate of our growth in revenue may be slower than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications or delays, and other unknown events. If we are unable to sustain profitability, the value of our business and common stock may significantly decrease.

In addition, we expect to continue to expend substantial financial and other resources on:

- our technology infrastructure, including systems architecture, scalability, availability, performance, security, hardware, equipment and other capital expenditures, including expenses to increase or maintain data center capacity and to successfully optimize and operate data center facilities;

- product development, including the development of new products and new functionality for our platform as well as investments in both further optimizing our existing products and infrastructure;

- our sales and marketing organization to engage our existing and prospective customers, increase brand awareness and drive adoption of our products;

- strategic investments and acquisitions; and

- general administration, including increased legal and accounting expenses.

Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our business, financial position and results of operations may be harmed, and we may not sustain profitability in the future.

If we are unable to expand usage of our platform by existing customers, attract new customers and/or retain existing customers, we may not achieve the growth we expect, which would adversely affect our results of operations and financial condition.

In order to grow our business, we must continue to expand the usage by our existing customers on our platform, attract new customers in a cost-effective manner and enable these customers to realize the benefits associated with our products and services. Our business is usage-based and it is important for our business and financial results that our paying customers maintain or increase their usage of our platform and purchase additional products from us. Historically, we have relied on our self-service customer acquisition model for a significant majority of our revenue. We complement our self-service customer acquisition model with a sales force focused on inside sales, targeted outside sales and partnership opportunities to drive revenue growth. If our self-service customer acquisition model is not as effective as we anticipate or our sales force is not successful at growing our customer base, specifically our Higher Spend Customers, our future growth will be impacted.

In addition, we must persuade potential customers that our products offer significant advantages over those of our competitors. As our market matures, our products evolve, and competitors introduce lower cost or differentiated products that are perceived to compete with our platform and products, our ability to maintain or expand usage of our platform could be impaired. Even if we do attract new customers, the cost of new customer acquisition, product implementation and ongoing customer support may prove higher than anticipated, thereby impacting our profitability.

Other factors, many of which are out of our control, may now or in the future impact our ability to add new customers in a cost-effective manner, include:

- potential customers' commitments to existing platforms or greater familiarity or comfort with other platforms or products;

- our failure to expand, retain, and motivate our sales and marketing personnel;

- our failure to obtain or maintain industry security certifications for our platform and products;

- negative media, industry, or financial analyst commentary regarding our platform and the identities and activities of some of our customers;

- the perceived risk, commencement, or outcome of litigation; and

- deteriorating general economic conditions.

The majority of our contracts with our customers are based on our terms of service, which do not require our customers to commit to a specific contractual period, and which permit the customer to terminate their contracts or decrease usage of our products and services without advance notice. These customers generally have no obligation to maintain their usage of our platform. This ease of termination could cause our results of operations to fluctuate significantly from quarter to quarter. Our customer retention may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with the security, performance, and reliability of our products, our prices and usage plans, our customers' budgetary restrictions, the perception that competitive products provide better or less expensive options, negative public perception of us or our customers, and deteriorating general economic conditions. As a result, we may face high rates of customer churn if we are unable to meet our customer needs, requirements and preferences.

Our future financial performance also depends in part on our ability to expand our existing customers' usage of our platform and sell additional products to our existing customers. Conversely, our paying customers may reduce their usage to lower-cost pricing tiers if they do not see the marginal value in maintaining their usage at a higher-cost pricing tier, thereby impacting our ability to increase revenue. In order to expand our commercial relationships with our customers, existing customers must decide that the incremental cost associated with such an increase in usage or subscription to additional products is justified by the additional functionality. Our customers' decision whether to increase their usage or subscribe to additional products is driven by a number of factors, including customer satisfaction with the security, performance, and reliability of our platform and existing products, the functionality of any new products we may offer, general economic conditions, and customer reaction to our pricing model. If our efforts to expand our relationships with our existing customers are not successful, our financial condition and results of operations may materially suffer.

In addition, to encourage awareness, usage, familiarity and adoption of our platform and products, we may offer a credit or other incentives to new customers who sign up for and use our platform. To the extent that we are unable to successfully retain customers after use of the initial incentives, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

We are focused on expanding the number of Higher Spend Customers on our platform, both through expanding usage by existing customers and attracting new Higher Spend Customers. Net new sales to Higher Spend Customers involve risks that may not be present or that are present to a lesser extent with sales to smaller customers.

Sales to Higher Spend Customers involve risks that may not be present or that are present to a lesser extent with sales to smaller customers, such as longer sales cycles, more complex customer requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, Higher Spend Customers may require considerable time to evaluate and test our solutions and those of our competitors prior to making a decision on whether to subscribe to our platform. As a result, we may spend substantial time and resources on our sales efforts without any assurance that our efforts will produce a sale. Moreover, Higher Spend Customers often begin to deploy our products on a limited basis, but nevertheless demand configuration, integration services and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our products widely enough across their organization to justify our substantial upfront investment.

The market for our platform and solutions may develop more slowly or differently than we expect.

It is difficult to predict customer adoption rates and demand for our products and services, the entry of competitive products or services or the future growth rate and size of the Infrastructure-as-a-Service (IaaS), Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS), and artificial intelligence and machine learning (AI/ML) markets. The expansion of these markets depends on a number of factors, including the cost, performance, and perceived value associated with the markets in which we operate. The market for these applications as a whole, including our platform and products, could be negatively affected by a number of factors, many of which are outside of our control. For example, demand for our products and services could be negatively impacted if we or other providers in our space experience security incidents, loss of customer data, disruptions or other similar problems. If there is a reduction in demand caused by technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and products, or decreases in information technology spending or otherwise, either now or in the future, the market for our platform and products might not continue to develop or might develop more slowly than we expect, which would adversely affect our business, financial condition and results of operations.

Our core customer base consists of growing technology companies. As these customers grow, if we are unable to meet their evolving needs, we may not be able to retain them. Our business will also suffer if the market for our solutions proves less lucrative than projected or if we fail to effectively acquire and service such users.

We expect that our path to growth will, in part, rely on scaling our platform to meet the needs of our customers as they increase usage of our platform. Accordingly, if such customers fail to grow as expected, then our path to growth may be adversely affected. In addition, our inability to offer both suitable services to support their businesses at scale and suitable and appropriately priced services for the initial state of their business, could adversely affect our business, financial condition and results of operations.

We intend to continue to devote substantial resources to the market for our Higher Spend Customers and the broader market for growing technology companies. However, these customers and potential customers may have limited budgets and may choose to allocate resources to items other than our solutions, especially in times of economic uncertainty or recessions. If these markets fail to be as lucrative as we project or we are unable to market and sell our services to such customers effectively, our ability to grow our revenues quickly and achieve or maintain profitability will be harmed.

Our artificial intelligence and machine learning (AI/ML) products and services may not be successful, which could adversely affect our business operating results or financial condition.

While we believe that the AI/ML offerings and services that we offer to customers will drive significant growth in our business, the AI/ML landscape is rapidly evolving and may create risks and challenges for our business. If we fail to develop and timely offer the right AI/ML offerings, if such offerings fail to meet our customers' demands, if such offerings fail to operate as expected, or if our competitors launch AI/ML offerings more quickly or more successfully than we do, we may lose our competitive position, our products may become obsolete, we may experience brand or reputational harm and our business, operating results or financial condition could be adversely affected.

In addition, the markets for AI/ML offerings or AI/ML-enabled products and services may not develop in the manner or time periods we anticipate, or at all. If domestic or global economies worsen, overall spending on the development of AI-related products and services may decrease, which would adversely impact demand for our products and services in these markets. Even if the demand for such products and services develops in the manner or in the time periods we anticipate, if we do not have timely and competitively-priced products and services that meet our customers' needs, we may miss a significant opportunity and our business, operating results and financial condition could be materially and adversely affected. Also, because the markets for AI/ML-related products and services are still emerging, demand for these products and services may be unpredictable and may vary significantly from one period to another. See Risk Factor entitled "Our increased focus on the development and use of artificial intelligence and machine learning may result in reputational harm, liability or other adverse consequences to our business, results of operations or financial results" below.

We use artificial intelligence-based tools in our business operations that may present risks and challenges to our business.

In an effort to enhance internal efficiencies, we currently use and may continue to explore additional usage of internally-developed and third-party AI/ML platforms, offerings and tools, including generative AI products (AI/ML technology), in our internal operations. AI/ML technology is subject to privacy and data security laws, as well as increasing regulation and scrutiny. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

We have developed policies governing the use of AI/ML technology to help reasonably ensure that such AI/ML technology is developed and used in a trustworthy manner by our employees, contractors, and authorized agents and that our assets, including intellectual property, competitive information, financial information, personal data we may collect or process, and customer information, are protected. Any failure by our personnel, contractors or other agents to adhere to our established policies could violate confidentiality obligations or applicable laws and regulations (including data privacy laws), jeopardize our intellectual property rights, cause or contribute to unlawful discrimination, result in the misuse of personally identifiable information, or introduce greater vulnerabilities to cybersecurity attacks or malware into our systems. Because the use of AI/ML technology is relatively new and rapidly evolving, we cannot be certain that our policies or adherence to them will offer us sufficient protection or that the use of such technologies will not harm our reputation, financial condition or operating results and certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. We also could be subject to claims from providers of third-party AI/ML technologies that we are using their products, tools or outputs in a manner that is inconsistent with their terms of use, and such claims may result in costly legal proceedings.

The use of third-party AI/ML technology by our business partners with access to our confidential information, including personal data, customer data, confidential information and trade secrets, may continue to increase. This carries increased risk that it could lead to the misuse or disclosure of such information, which could negatively impact us, including our ability to realize the benefits of our intellectual property. The use of AI/ML technology by our business partners may lead to novel and urgent cybersecurity risks, which could have a material adverse effect on our operations and reputation as well as the operations of any of our business partners. Finally, the use of AI/ML technology also presents emerging ethical issues and if our use of third-party AI/ML technology becomes controversial, we may experience brand or reputational harm, competitive harm or legal liability.

Any of these risks could be difficult to eliminate or manage and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition and future prospects. See also the Risk Factor entitled "Our increased focus on the development and use of artificial intelligence and machine learning may result in reputational harm, liability or other adverse consequences to our business, results of operations or financial results" below.

If we fail to timely release updates and new features to our platform and adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or customer needs, our platform and products may become less competitive.

Our ability to attract new users and customers, expand our customer base, and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing platform and products, increase adoption and usage of our platform and products, and introduce new products and capabilities. The markets in which we compete are subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis, anticipate and respond to customer demands and preferences, address business model shifts, optimize our go-to-market execution by improving our cost structure, align sales coverage with strategic goals, improve channel execution and strengthen our services and capabilities in our areas of strategic focus. If we were unable to enhance our products and platform capabilities to keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently, or more securely than our products, our business, financial condition and results of operations could be adversely affected.

We expect that the number of integrations and tools we will need to support will continue to expand as current and prospective customers adopt new technologies, and we will have to develop new or upgraded versions of our platform and products to work with those new platforms. This development effort may require significant engineering, sales and marketing resources, all of which would adversely affect our business. Any failure of our platform or products to operate effectively with future technologies and tools could reduce the demand for our platform and products. If we are unable to respond to these changes in a cost-effective manner, our platform may become less marketable and less competitive or obsolete, and our business, financial condition and results of operations could be adversely affected.

We rely on third-party data center providers to ensure the functionality of our platform and products. If our data center providers fail to meet the requirements of our business, or if our data center facilities experience damage, interruption or a security breach, our ability to provide access to our platform and maintain the performance of our network could be negatively impacted.

We lease space with third-party data center providers located in the United States, India, Germany, the United Kingdom, Canada, the Netherlands, Singapore and Australia. Our business is reliant on these data center facilities. Given that we lease this data center space, we do not control the operation of these third-party facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. All of our data center facilities and network infrastructure are vulnerable to damage or interruption from a variety of sources including earthquakes, floods, fires, power loss, system failures, computer vulnerabilities, physical or electronic break-ins, human error, malfeasance or interference, including by employees, former employees, or contractors, terrorism and other catastrophic events. We and our data centers have experienced, and may in the future experience, disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and capacity constraints, due to an overwhelming number of customers accessing our platform simultaneously. Data center facilities housing our network infrastructure may also be subject to local administrative actions, changes to legal or permitting requirements, labor disputes, litigation to stop, limit, or delay operations, and other legal challenges, including local government agencies seeking to gain access to customer accounts for law enforcement or other reasons. In addition, while we have entered into various agreements for the lease of data center space, equipment, maintenance and other services, the third party could fail to live up to the contractual obligations under those agreements.

Other factors, many of which are beyond our control, that can affect the delivery, performance, and availability of our platform and products include:

- the development, maintenance, and functioning of the infrastructure of the internet as a whole;

- the performance and availability of third-party telecommunications services with the necessary speed, data capacity, and security for providing reliable internet access and services;

- the failure of our redundancy systems, in the event of a service disruption at one of the facilities hosting our network infrastructure, to redistribute load to other components of our network;

- the failure of our disaster recovery and business continuity plans; and

- decisions by the owners and operators of the co-location and ISP-partner facilities where our network infrastructure is deployed or by global telecommunications service provider partners who provide us with network bandwidth to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy, breach their contracts with us, or prioritize the traffic of other parties.

The occurrence of any of these factors, or our inability to efficiently and cost-effectively fix such errors or other problems that may be identified, could damage our reputation, negatively impact our relationship with our customers, or otherwise materially harm our business, results of operations, and financial condition.

The components of our global network are interrelated, such that disruptions or outages affecting one or more of our network data center facilities may increase the strain on other components of our network. In addition, the failure of any of our data center facilities for any significant period of time could place a significant strain upon the ongoing operation of our business, as we have only limited redundant functionality for these facilities, and there may be concentration issues regarding the storing and backup of customer data. Such a failure of a core data center facility could degrade and slow down our network, reduce the functionality of our products for our customers, impact our ability to bill our customers, and otherwise materially and adversely impact our business, reputation, and results of operations.

In addition, if we do not optimize and operate these data center facilities efficiently, or if we fail to expand our data centers to meet increased customer demand, it could result in either lack of available capacity (resulting in poor service performance or technical issues) or excess data center capacity (resulting in increased unnecessary costs), both of which could result in the dissatisfaction or loss of customers and cause our business, results of operations and financial condition to suffer. As we continue to add product and service capabilities, our data center networks become increasingly complex and operating them becomes more challenging.

The terms of our existing data center agreements and leases vary in length and expire on various dates. Upon the expiration or termination of our data center facility leases, we may not be able to renew these leases on terms acceptable to us, if at all. Even if we are able to renew the leases on our existing data centers, rental rates, which will be determined based on then-prevailing market rates with respect to the renewal option periods and which will be determined by negotiation with the landlord after the renewal option periods, may increase from the rates we currently pay under our existing lease agreements. Migrations to new facilities could also be expensive and present technical challenges that may result in downtime for our affected customers. There can also be no assurances that our plans to mitigate customer downtime for affected customers will be successful.

If our systems or those of the third parties with whom we work or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions to our business operations; loss of revenue or profits; loss of customers; and other adverse consequences.

In the ordinary course of our business, we and the third parties with whom we work, process, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, "process") proprietary, confidential, and sensitive data, including personal data, customer data, intellectual property, and trade secrets (collectively, "sensitive information"). Security incidents (including breaches of security) or unauthorized access to our platform and products have in the past and may in the future result in the loss of our or our customers' or users' data, litigation, disruptions to our business operations, indemnity obligations, fines, penalties, disputes, regulatory investigations and actions, and other liabilities.

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Our platform, information technology systems, networks and physical facilities, and those of the third parties with whom we work, have been in the past and may continue in the future to be breached, and sensitive and proprietary data may have been and could be otherwise compromised.

We have in the past and may in the future also be impacted by and the target of cyber-attacks by third parties seeking unauthorized access to our or our customers' or users' sensitive or proprietary data or to disrupt our ability to provide our services. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these will be effective and our security measures, or those of our third parties that process sensitive information on our behalf, could be breached or we could suffer a loss of our sensitive information. We take steps designed to detect, mitigate and remediate vulnerabilities in our information technology systems (such as our hardware and/or software, including that of third parties upon which we rely). We may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities.

We rely on third parties to operate critical business systems to process sensitive information in a variety of contexts including, without limitation, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. Our ability to monitor these third parties information security practices is limited, and these third parties may not have adequate information security measures in place.

Cyber-attacks, computer malware, viruses, supply chain attacks, social engineering (including through deep fakes, which may be increasingly more difficult to identify as fake, and spear phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, and other similar threats have become more prevalent in our industry, particularly against cloud services.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

In addition, errors due to the action or inaction of our employees, contractors, or others with authorized access to our network could lead to a variety of security incidents. If the third parties with whom we work experience a security incident or other interruption, we have in the past and may in the future experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

We employ a shared responsibility model where our customers are responsible for using, configuring and otherwise implementing security measures related to our platform, services and products in a manner that meets applicable cybersecurity standards, complies with laws, and addresses their information security risk. In certain cases where our customers choose not to implement, or incorrectly implement, those features or measures, misuse our services, or otherwise experience their own vulnerabilities, policy violations, credential exposure or security incidents, even if we are not the cause of a resulting customer security issue or incident, our customer relationships reputation, and revenue in the future may be adversely impacted. We do not directly control content that our customers or users store, use, or access in our products. If our customers or users use our products for the transmission or storage of sensitive information and our security measures are or are believed to have been weak or breached, our reputation could be damaged, our business may suffer, and we could incur significant liability.

In addition, our existing security measures and remediation efforts may not be effective against current or future security threats. We expend significant resources or modify our business activities to try to protect against security incidents. Further to the risks associated with experiencing a security incident, third parties may gather, collect or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, our sensitive information could be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendors' use of generative AI technologies.

Applicable data privacy and security obligations may require us, or we have voluntarily chosen, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences. Because there are many different mechanisms that can cause security breaches and such mechanisms continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. Third parties may also conduct attacks designed to temporarily deny customers or users access to our cloud services.

Any security breach or other security incident, or the perception that one has occurred, could result in a loss of customer confidence in the security of our platform and damage to our brand, reduce the demand for our products, disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal liabilities, including litigation, regulatory enforcement, and indemnity obligations, and adversely affect our business, financial condition and results of operations. These risks are likely to increase as we continue to grow and process, store, and transmit increasingly large amounts of data.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages or claims related to our data privacy and security obligations. Additionally, although we maintain cybersecurity insurance coverage, we cannot be certain that such coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

In addition, our customers require and expect that we and/or the third parties with whom we work maintain industry-related compliance certifications. There are significant costs associated with maintaining existing and implementing any newly-adopted industry-related compliance certifications, including costs associated with retroactively building security controls into services which may involve re-engineering technology, processes and staffing. The inability to maintain applicable compliance certifications could result in monetary fines, disruptive participation in forensic audits due to a breach, security-related control failures, customer contract breaches, customer churn and brand and reputational harm.

We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could be harmed.

The growth and expansion of our business will continue to require additional management, operational and financial resources. As usage of our platform grows, we will need to devote additional resources to improving and maintaining our infrastructure and integrating with third-party applications. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support, to serve our growing customer base, and to improve our information technology and financial infrastructure, operating and administrative systems and our ability to effectively manage headcount, capital and processes, including by reducing costs and inefficiencies. Any failure of or delay in these efforts could result in impaired system performance and reduced customer satisfaction, which would negatively impact our revenue growth and our reputation. Even if we are successful in our expansion efforts, they will be expensive and complex, and require the dedication of significant management time and attention. We cannot be sure that the expansion of and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could harm our business, financial condition and results of operations.

In addition, we must also continue to effectively manage our capital expenditures by maintaining and expanding our data center capacity, servers and equipment, grow in geographies where we currently have a small presence and ensure that the performance, features and reliability of our service offerings and our customer service remain competitive in a rapidly changing technological environment. If we fail to manage our growth, the quality of our platform and products may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers and employees.

If we underestimate or overestimate our data center capacity requirements and our capital expenditures on data centers, servers and equipment, our results of operations could be adversely affected.

The costs of building out, leasing and maintaining our data centers constitute a significant portion of our capital and operating expenses. To manage our capacity while minimizing unnecessary excess capacity costs, we continuously evaluate our short and long-term data center capacity requirements in order to effectively manage our capital expenditures. We may be unable to project accurately the rate or timing of increases in volume of usage on our platform or to successfully allocate resources to address such increases, and may underestimate the data center capacity needed to address such increases, and in response, we may be unable to increase our data capacity, and increase our capital expenditures on servers and other equipment, in an expedient and cost-effective manner to address such increases. If we underestimate our data center capacity requirements and capital expenditure requirements, we may not be able to provide our platform and products to current customers or service the expanding needs of our existing customers and may be required to limit new customer acquisition or enter into leases or other agreements for data centers, servers and other equipment that are not optimal, all of which may materially and adversely impair our results of operations.

In addition, many of our data center sites are subject to multi-year leases. If our capacity needs are reduced, or if we decide to close a data center, we may nonetheless be committed to perform our obligations under the applicable leases including, among other things, paying the base rent for the balance of the lease term and continuing to pay for any servers or other equipment. If we overestimate our data center capacity requirements and capital expenditures, and therefore secure excess data center capacity and servers or other equipment, our operating margins could be materially reduced.

Finally, the costs of operating our data centers have increased and may increase in the future due to rising energy prices as a result of global geopolitical issues.

We rely on a limited number of suppliers for certain components of the equipment we use to operate our network and any disruption in the availability of these components could delay our ability to expand or increase the capacity of our platform or replace defective equipment.

We do not manufacture the products or components we use to build our platform and the related infrastructure. We rely on a limited number of suppliers for several components of the equipment we use to operate our platform and provide products to our customers. Our reliance on these suppliers exposes us to risks, including:

- reduced control over production costs and constraints based on the then current availability, terms, and pricing of these components;

- competition with larger cloud computing companies and other consumers with respect to high demand equipment, such as GPUs;

- limited ability to control the quality, quantity and cost of our products or of their components;

- the potential for binding price or purchase commitments with our suppliers at higher than market rates;

- limited ability to adjust production volumes in response to our customers' demand fluctuations;

- labor and political unrest at facilities we do not operate or own;

- geopolitical disputes, regulatory restrictions and sanctions disrupting our supply chain;

- business, legal compliance, litigation and financial concerns affecting our suppliers or their ability to manufacture and ship our products in the quantities, quality and manner we require;

- impacts on our supply chain from adverse public health developments, including outbreaks of contagious diseases; and

- disruptions due to floods, earthquakes, storms and other natural disasters, particularly in countries with limited infrastructure and disaster recovery resources.

In addition, we are continually working to expand and enhance our platform features, technology and network infrastructure and other technologies to accommodate substantial increases in the volume of usage on our platform, the amount of content we host and our overall total customers. We may be unable to project accurately the rate or timing of these increases or to successfully allocate resources to address such increases, and may underestimate the data center capacity needed to address such increases, and our limited number of suppliers may not be able to quickly respond to our needs, which could have a negative impact on customer experience and our financial results. In the future, we may be required to allocate additional resources, including spending substantial amounts, to build, purchase or lease data centers and equipment and upgrade our technology and network infrastructure in order to handle increased customer usage, and our suppliers may not be able to satisfy such requirements. In addition, our network or our suppliers' networks might be unable to achieve or maintain data transmission capacity high enough to process orders or download data effectively or in a timely manner. Our failure, or our suppliers' failure, to achieve or maintain high data transmission capacity could significantly reduce consumer demand for our products. Such reduced demand and resulting loss of traffic, cost increases, or failure to accommodate new technologies could harm our business, revenue and financial condition.

If we do not or cannot maintain the compatibility of our platform with third-party applications that our customers use in their businesses, our business will be harmed.

Because our customers choose to integrate our products with certain capabilities provided by third-party providers, the functionality and popularity of our platform depends, in part, on our ability to integrate our platform and applications with developer tools and other third-party applications. These third parties may change the features of their technologies, restrict our access to their applications, or alter the terms governing use of their applications in a manner that is adverse to our business. Such changes could functionally limit or prevent our ability to use these third-party technologies in conjunction with our platform, which would negatively affect adoption of our platform and harm our business. If we fail to integrate our platform with third-party applications that our customers use, we may not be able to offer the functionality that our customers need, which would harm our business.

We rely heavily on the reliability, security and performance of our internally developed systems and operations. Any difficulties in maintaining these systems may result in damage to our brand, service interruptions, decreased customer service or increased expenditures.

The reliability and continuous availability of the software, hardware and workflow processes underlying our internal systems, networks and infrastructure and the ability to deliver our products are critical to our business. Any interruptions resulting in our inability to timely deliver our products, or materially impacting the efficiency or cost with which we provide our products, would harm our brand, profitability and ability to conduct business. If third-party vendors increase their prices and we are unable to successfully pass those costs on to our customers, it could have a substantial effect on our results of operations.

We rely on our relationships with third-party software providers and other partners for certain essential financial and operational services, and a failure or disruption in these services could materially and adversely affect our ability to manage our business effectively.

We rely on third-party software providers and other partners for many essential financial and operational services to support our business, including, without limitation, encryption and authentication technology, infrastructure operations, certain database services, employee email, content delivery to customers, back-office support, credit card processing and other functions. These vendors provide their services to us via a cloud-based model instead of software that is installed on our premises. As a result, we depend upon these vendors to provide us with services that are always available and are free of errors or defects that could cause disruptions in our business processes. Any failure by these vendors to do so, or any disruption in our ability to access the internet, would materially and adversely affect our ability to manage our operations. In addition, although we have developed systems and processes that are designed to protect customer and user data and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party service provider, such measures cannot provide absolute security. Furthermore, if these services become unavailable or are no longer available to us on commercially reasonable terms due to circumstances beyond our control, such as an acquisition of our third-party provider, our expenses could increase, our ability to access certain data could be interrupted, and our processes for providing certain services to our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business.

Performance problems or defects associated with our platform may adversely affect our business, financial condition and results of operations.

It may become increasingly difficult to maintain and improve our platform performance, especially during peak usage times and as our customer base grows and our platform becomes more complex. If our platform is unavailable or if our customers are unable to access our platform within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, significant cost of remedying these problems and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations, as well as our reputation, may be adversely affected.

Further, the software technology underlying our platform is inherently complex and may contain material defects or errors, particularly when new products are first introduced or when new features or capabilities are released. We have from time to time found defects or errors in our platform, and new defects or errors in our existing platform or new products may be detected in the future by us or our users. We cannot assure you that our existing platform and new products will not contain defects. Any real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity or lead to data security, access, retention or other performance issues, all of which could harm our business. The costs incurred in correcting such defects or errors may be substantial and could harm our business. Moreover, the harm to our reputation and legal liability related to such defects or errors may be substantial and could similarly harm our business.

The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

The markets that we serve are highly competitive and rapidly evolving. With the introduction of new technologies and innovations, we expect the competitive environment to remain intense. We compete primarily with large, diversified technology companies that focus on large enterprise customers and provide cloud computing as just a portion of the products and services that they offer. The primary vendors in this category include Amazon (AWS), Microsoft (Azure), Google (GCP), IBM (IBM Cloud), Alibaba (Alibaba Cloud) and Oracle (Oracle Cloud). We also compete with smaller and/or niche cloud service providers that typically target individuals and smaller businesses, simple use cases and/or narrower geographic markets. Examples in this category include OVHcloud, Akamai (Linode), Hetzner, Vultr, Contabo, Scaleway, UpCloud, and Heroku. Our AI/ML offerings compete with providers of AI/ML infrastructure and services, including the same large, diversified technology companies, Amazon (AWS), Microsoft (Azure), and Google (GCP), and smaller more infrastructure-focused companies such as Coreweave and Lambda Labs. Finally, our Managed Hosting offering competes with digital agencies and other managed hosting providers, including Kinsta and WP Engine. We may also face increased competition from other companies that are using AI/ML applications, some of whom may develop more effective methods than we and any of our business partners have, which could have a material adverse effect on our business, results of operations or financial condition.

Our competitors vary in size and in the breadth and scope of the products offered. Many of our competitors and potential competitors, particularly our larger competitors, have substantial competitive advantages as compared to us, including greater name recognition and longer operating histories, larger sales and marketing and customer support budgets and resources, the ability to bundle products together, larger and more mature intellectual property portfolios, greater resources to make acquisitions and greater resources for technical assistance and customer support. Further, other potential competitors not currently offering competitive solutions may expand their product or service offerings to compete with our products and platform capabilities, or our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources and product offerings in our addressable market. In addition, some of our actual and potential competitors have been acquired by other larger enterprises and have made or may make acquisitions or may enter into partnerships or other strategic relationships that may provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than us. Further, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements. An existing competitor or new entrant could introduce new technology that reduces demand for our products and platform capabilities.

For all of these reasons, we may not be able to compete successfully against our current or future competitors, and this competition could result in the failure of our platform to continue to achieve or maintain market acceptance, any of which would harm our business, results of operations, and financial condition.

We may be unable to accurately predict the optimal pricing necessary to attract new customers and retain existing customers. Our pricing model subjects us to various challenges that could make it difficult for us to derive sufficient value from our customers.

We have in the past changed our pricing model from time to time and in the future may need to make further changes to the pricing model. As the market for our products matures, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers using the same pricing models as we have used historically. Pricing decisions may also impact the mix of adoption among our customers and negatively impact our overall revenue. We generally charge our customers for their usage of our platform, and the add-on features and functionality they choose to enable. We do not know whether our current or potential customers or the market in general will continue to accept this pricing model going forward and, if it fails to gain acceptance, our business could be harmed. In addition, certain customers may demand substantial price concessions. As a result, in the future we may be required to reduce our prices or develop new pricing models, which could adversely affect our revenue, gross margin, profitability, financial position, and cash flow.

If we fail to effectively integrate new members of our executive leadership team and senior management or if we fail to retain and motivate members of our executive leadership team and senior management team and other key employees, our business and future growth prospects could be harmed.

Our success largely depends on our ability to effectively integrate new members of our executive leadership team and senior management. In 2024, we hired a Chief Executive Officer, Chief Product and Technology Officer, Chief Ecosystem and Growth Officer and Chief Revenue Officer, in addition to other members of senior management. The ability of these members of leadership and senior management to understand our business, operations, and strategic plans will be critical to the Company and our management's ability to make informed decisions about our strategic direction and operations. Ensuring that executives and management gain detailed knowledge of our operations may take time and resources. An inadequate transition may cause disruption to our business due to, among other things, diverting management's attention away from the Company's financial and operational goals or causing a deterioration in morale.

Additionally, our success and future growth depend largely upon the continued services of our executive leadership team, members of senior management and other key employees. If we fail to motivate or retain our executive leadership team, members of senior management and other key employees, our success and future growth may be impacted. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business.

If we fail to retain and motivate, or fail to attract qualified personnel to support our operations, our business and future growth prospects would be harmed.

In order to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in cloud computing, infrastructure solutions, and AI/ML. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. Volatility or lack of performance in our stock price may affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed. In addition, since our equity awards are typically communicated to employees in dollar amounts, a decreasing share price may also require us to increase the number of shares that we include in employee equity awards, which has and may continue to affect our outstanding share count and cause dilution to existing shareholders.

We have in the past and may in the future undertake internal restructuring activities that could result in disruptions to our business or otherwise materially harm our results of operations or financial condition.

We have in the past and may in the future undertake internal restructuring activities in an effort to better align our resources with our business strategy. We incur substantial costs to implement restructuring plans, and our restructuring activities may subject us to reputational risks and litigation risks and expenses. There can be no assurance that any restructuring activities that we undertake will achieve the cost savings, operating efficiencies or other benefits that we may initially expect. In addition, restructuring activities may result in loss of institutional knowledge and expertise, attrition beyond our intended reduction-in-force, or a negative impact on employee morale and productivity or our ability to attract highly-skilled employees. Internal restructurings can also require a significant amount of time and focus from management and other employees, which may divert attention from commercial operations. While we take actions to mitigate these risks, there can be no certainty that such efforts to mitigate are effective. If any internal restructuring activities we have undertaken or undertake in the future fail to achieve some or all of the expected benefits therefrom, our business, results of operations and financial condition could be materially and adversely affected.

Our corporate culture has contributed to our success and if we cannot maintain this culture as we grow , we could lose the innovation, creativity and entrepreneurial spirit we have worked hard to foster, which could harm our business.

We believe our corporate culture has been a key contributor to our success to date. If we do not continue to maintain our corporate culture as we grow or as a result of any reductions in workforce, we may be unable to foster the innovation, creativity and entrepreneurial spirit we believe we need to support our growth.

We have in the past and may in the future be named as a defendant in litigation, including securities class action lawsuits and stockholder derivative lawsuits. Any lawsuits could result in substantial damages, divert management's time and attention from our business, and have a material adverse effect on our results of operations. Lawsuits may be costly to defend or pursue and are uncertain in their outcome.

We have in the past and may in the future be involved in litigation, including securities class action lawsuits and stockholder derivative lawsuits. For example, in September 2023, a putative class action lawsuit was filed against us and certain of our current and former executive officers for alleged violations of the U.S. federal securities laws, which was subsequently dismissed. Lawsuits are subject to inherent uncertainties, and the actual defense and disposition costs will depend upon many unknown factors and their outcomes are necessarily uncertain. We could be forced to expend significant resources and incur significant expense in the defense of any lawsuits. Monitoring, initiating and defending against legal actions are time-consuming for our management, may be expensive and may detract from our ability to fully focus our internal resources on our business activities. We may not be successful in having any lawsuits dismissed or settled within the limits of our insurance coverage. There also could be adverse publicity associated with any such lawsuits that could negatively affect public perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable.

If we fail to maintain and enhance our brands, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining and enhancing our brands are important to support the marketing and sale of our existing and future products to new customers and expand sales of our platform and products to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brands will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers' trust, our ability to continue to develop new functionality and use cases, and our ability to successfully differentiate our products and platform capabilities from competitive products. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. As noted below in "Risks Related to Our Intellectual Property," there also are risks that we may not be able to adequately enforce and protect our trademark rights in our brands. If we fail to successfully promote and maintain our brands, our business, financial condition and results of operations may suffer.

Our ability to maintain customer satisfaction depends in part on the quality of our customer support. Failure to maintain high-quality customer support could have an adverse effect on our business, results of operation, and financial condition.

We believe that the successful use of our platform and products requires a high level of support and engagement for many of our customers, particularly our business customers. In order to deliver appropriate customer support and engagement, we must successfully assist our customers in deploying and continuing to use our platform and products, resolving performance issues, addressing interoperability challenges with the customers' existing IT infrastructure, and responding to security threats and cyber-attacks and performance and reliability problems that may arise from time to time. Because our platform and products are designed to be highly configurable and to rapidly implement customers' reconfigurations, if customers make errors in configuring our platform and products, they may experience significant disruption to their workloads on our platform. Increased demand for customer support, without corresponding increases in revenue, could increase our costs and adversely affect our business, results of operations, and financial condition.

In addition, we rely on our user community to serve as a resource for questions on any part of our platform. Members of our user community are not obligated to participate in discussions with other users, and to the extent they do not, our customers' ability to find answers to questions about our platform or services may suffer. If we are unable to develop self-service support resources that are easy to use and that our customers utilize to resolve their technical issues, or if our customers choose not to take advantage of these self-service support services, our customers' experience with our platform may be negatively impacted.

There can be no assurance that we will be able to hire sufficient support personnel as and when needed, particularly if our sales exceed our internal forecasts. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide high-quality and timely support to our customers will be negatively impacted, and our customers' satisfaction and their usage of our platform could be adversely affected.

Unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of unfavorable changes in our industry or the global economy on us or our customers and potential customers. Adverse changes in macroeconomic conditions can significantly harm demand for our products and make it more challenging to forecast our operating results and make business decisions, including regarding prioritization of investments in our business. Unfavorable conditions in the economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, supply chain disruptions, inflationary pressures, interest rates, financial and credit market fluctuations, volatility in the capital markets, liquidity concerns at, and failures of, banks and other financial institutions, international trade relations, economic sanctions, political turmoil, political instability and transitions of power in regions where we operate, natural catastrophes, outbreaks of contagious diseases, warfare and terrorist attacks on the United States, Europe or elsewhere, including military actions affecting Russia, Ukraine, the Middle East or elsewhere could cause a decrease in business investments in information technology and negatively affect the growth of our business and our results of operations.

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs (including recent U.S. tariffs imposed or threatened to be imposed and any retaliatory actions taken by other countries), terrorist activity or acts of civil or international hostility, are increasing. While we do not currently have employees or direct operations in any region with ongoing military conflict, we may have customers with business activities in these countries and regions. Based on ongoing military conflicts and associated sanctions imposed by the U.S. government, our ability to receive payments from customers in those regions and our ability to realize revenues from those customers may be impacted. Further, due to political uncertainty and military actions, we and the third parties upon which we rely may be vulnerable to a heightened risk of cyber-attacks, computer malware, viruses, supply chain attacks, social engineering (including spear phishing and ransomware attacks) and general hacking that could materially disrupt our systems and operations.

Further, fluctuations in inflation rates and interest rates could have a material and adverse effect on our business, financial condition or results of operations. Economic weakness, customer financial difficulties and constrained spending on information technology operations could adversely affect our customers' ability or willingness to subscribe to our service offerings, delay purchasing decisions and lengthen our sales cycles, reduce the usage of our products and services, or increase churn, all of which could have an adverse effect on our sales and operating results.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations and financial condition could be materially and adversely affected. The full impact of any conflict, economic slowdown or other factor on our business operations and financial performance remains uncertain and will depend on future developments, including the severity and duration and its impact on our customers and third-party providers, as well as regional and global economic conditions. Any such disruptions may also exacerbate the impact of other risks described in this Annual Report on Form 10-K.

Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.

Our workforce and operations are international in scope and our customers are spread across approximately 190 countries. We are continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.

Our current and future international business and operations involve a variety of risks, including:

- slower than anticipated availability and adoption of cloud-based infrastructures and platforms by international businesses;

- the need to adapt and localize our products for specific countries;

- potential changes in laws, regulations, sanctions or trade relations;

- more stringent regulations relating to data privacy and security and the unauthorized use of, or access to, commercial and personal data, particularly in Europe;

- challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

- greater difficulty collecting accounts receivable and longer payment cycles;

- payment issues and other foreign currency risks, including fluctuations in exchange rates;

- inflation in certain regions where we operate;

- laws and business practices favoring local competitors or general market preferences for local vendors;

- political instability or terrorist activities;

- an outbreak of a contagious disease or a natural disaster that may cause us or our third-party providers and/or customers to temporarily suspend our or their respective operations in the affected city or country; and

- adverse tax burdens and foreign exchange restrictions that could make it difficult to repatriate earnings and cash.

If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

We are exposed to fluctuations in currency exchange rates and interest rates, which could negatively affect our results of operations and our ability to invest and hold our cash.

Our sales are currently primarily denominated in U.S. dollars, and therefore, our revenue is generally not subject to foreign currency risk. However, the current strengthening of the U.S. dollar increases the real cost of our platform to our customers outside of the United States, which could adversely affect our results of operations. Our operating expenses incurred outside the United States are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our results of operations could be adversely affected.

Our international operations may subject us to potential adverse tax consequences.

The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Our tax provision could also be impacted by changes in accounting principles, changes in U.S. federal, state, or international tax laws applicable to corporate multinationals, other fundamental law changes currently being considered by many countries, and changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions. For example, the Organisation for Economic Co-operation and Development (OECD) has been spearheading a multilateral effort on proposals, commonly referred to as "BEPS 2.0", which, to the extent implemented, will make important changes to the international tax system. These proposals are based on two "pillars", involving the reallocation of taxing rights in respect of certain multinational enterprises above a fixed profit margin to the jurisdictions in which they carry on business (Pillar One) (based on the thresholds, we currently expect to be outside the scope of the Pillar One proposals, but could fall within their scope in the future) and imposing a minimum effective corporate tax rate on certain multinational enterprises (Pillar Two). A number of countries in which we conduct business have enacted, or are in the process of enacting, core elements of the Pillar Two rules. The OECD has issued administrative guidance providing transition and safe harbor rules around the implementation of Pillar Two. Based on our current understanding of the minimum revenue thresholds, we currently expect to be outside the scope of the Pillar Two proposals but could fall within their scope in the future, which could increase our tax obligations and require us to incur additional material costs to ensure compliance with any such rules in the countries where we do business. We are monitoring developments and evaluating the potential impacts of these new rules, including on our effective tax rates, and our eligibility to qualify for the transition and safe harbor rules.

We could be required to collect additional taxes or be subject to other tax liabilities or obligations that may increase the costs our clients would have to pay for our products and adversely affect our results of operations.

An increasing number of jurisdictions have considered or adopted laws to impose tax obligations on companies without a physical presence in the jurisdiction. The Supreme Court of the United States has ruled that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state. State or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit sales and use taxes in their jurisdictions. Similarly, many foreign jurisdictions have considered or adopted laws that impose obligations related to value-added taxes, digital services taxes, or other taxes on companies without a physical presence in the foreign jurisdiction. A successful assertion by one or more state or local governments or foreign jurisdictions requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. Obligations to calculate, collect and remit sales, value-added, digital services, or other taxes in jurisdictions in which we have no physical presence could also create additional administrative burdens for us, put us at a competitive disadvantage if similar obligations are not imposed on our competitors, and decrease our future sales, which could have a material adverse effect on our business and results of operations.

Our ability to use our net operating losses and other tax credits to offset future taxable income may be subject to certain limitations.

As of December 31, 2024, we had net operating losses (NOL) carryforwards for federal, state and foreign income tax purposes and other tax credit carryforwards for federal and state tax purposes. Certain of these NOL carryforwards and tax credit carryforwards will expire in various years beginning in 2029 for federal purposes and 2030 for state purposes if not utilized. Our ability to utilize our NOL carryforwards and other tax credit carryforwards to offset taxable income may be subject to certain limitations. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code), a corporation that undergoes an "ownership change" (as defined under Section 382 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs or other tax credits to offset future taxable income. We have experienced ownership changes under Section 382 of the Code in the past and may experience a future ownership change under Section 382 of the Code that could affect our ability to utilize the NOLs to offset our income. Furthermore, our ability to utilize NOLs and tax credits of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that regulatory changes, such as suspensions on the use of NOLs or other tax credits, or other unforeseen reasons, could cause our existing NOLs or tax credits to expire or otherwise be unavailable to reduce current or future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of the NOLs and tax credits reflected on our balance sheet, which could potentially result in increased future tax liability to us and could adversely affect our operating results and financial condition.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

Our effective tax rate could increase due to several factors, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

- changes in tax laws, tax treaties, and regulations or the interpretation of them;

- changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

- the outcome of future tax audits, examinations, or administrative appeals; and

- limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our results of operations.

Our leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, divert our cash flow from operations for debt payments and prevent us from meeting our debt obligations.

In November 2021, we issued $1.5 billion aggregate principal amount of 0% convertible senior notes due 2026 in a private placement. As of December 31, 2024, we had no outstanding indebtedness, but significant borrowing capacity, under our credit facility with KeyBank National Association, as administrative agent, and the other lenders party thereto. We may not be able to refinance our existing indebtedness because of our amount of debt, debt incurrence restrictions under our debt agreements or adverse conditions in credit markets generally. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would result in an adverse effect on our financial condition and results of operations. Although our credit agreement contains restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables. In addition, in connection with our acquisition of Paperspace, we acquired a number of equipment leases, which remain outstanding. Pursuant to the terms of the equipment leases, we may be restricted from engaging in certain activities.

Our credit agreement currently imposes and any other debt we incur may impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The credit agreement that governs our credit facility imposes significant operating and financial restrictions on us. These restrictions limit the ability of our subsidiaries, and effectively limit our ability to, among other things:

- incur or guarantee additional debt or issue disqualified equity interests;

- pay dividends and make other distributions on, or redeem or repurchase, capital stock;

- make certain investments;

- incur certain liens;

- enter into transactions with affiliates;

- merge or consolidate;

- enter into agreements that restrict the ability of restricted subsidiaries to make certain intercompany dividends, distributions, payments or transfers; and

- transfer or sell assets.

Any other indebtedness we incur could impact our business and financial condition in one or more of the following ways:

- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness;

- exposing us to increased interest expense;

- making it more difficult for us to satisfy our obligations with respect to our indebtedness;

- restricting us from making strategic acquisitions;

- limiting our ability to obtain additional financing for working capital, capital expenditures, product development, satisfaction of debt service requirements, acquisitions and general corporate or other purposes;

- increasing our vulnerability to adverse economic, industry or competitive developments; and

- limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

As a result of any of the existing restrictions described above or any other restrictions arising from our indebtedness, we could be limited as to how we conduct our business and we may be unable to raise additional debt or equity financings to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Our failure to comply with any of the existing restrictions described above or any other restrictions associated with the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have historically funded our operations through equity and debt financings and sales of our products. We cannot be certain if our operations will continue to generate sufficient cash to fully fund our ongoing operations or the growth of our business. If our ongoing operations, growth and any other investments to support our business cannot be funded by our operations, we may be required to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests. Our inability to obtain adequate financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue to support our business growth, respond to business challenges, expand our operations or otherwise capitalize on our business opportunities due to lack of sufficient capital. Even if we are able to raise such capital, we cannot assure you that it will enable us to achieve better operating results or grow our business.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, or technologies that we believe could complement or expand our services and platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, if we do not have sufficient internal expertise to integrate and grow the acquired business, their infrastructure is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. In addition, we could face risk related to liability for activities of any acquired company prior to the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities, and litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties, and our efforts to limit such liabilities could be unsuccessful. Finally, we may need to implement or improve the controls, procedures and policies of any acquired company, and we may face risks if any of those controls, procedures or policies are insufficiently effective. If we are unsuccessful in integrating or growing any acquired business, the acquisition may not result in the synergies and other benefits we had expected to achieve, and the revenue and operating results of the combined company could be adversely affected. In addition, the acquisition may not ultimately strengthen our competitive position or could be viewed negatively by our customers, investors or securities analysts.

Our business could be disrupted by catastrophic occurrences and similar events.

Our platform and the public cloud infrastructure on which our platform relies are vulnerable to damage or interruption from catastrophic occurrences, such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, criminal acts, sabotage, other intentional acts of vandalism and misconduct, geopolitical events, disease, and similar events. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities or the facilities of our public cloud providers could result in disruptions, outages, and other performance and quality problems. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be seriously harmed.

Risks Related to Our Regulatory Environment

Activities of our customers or the content on their websites could subject us to liability.

We provide products and services that enable our customers and users to exchange information and engage in various online activities, and our products and services include substantial user-generated content. For instance, customers and users include content on their Droplets, post or generate content on our website's community section, and offer applications and integrations through our marketplace. Customer or user content or activity may be infringing, illegal, hostile, offensive, unethical, or inappropriate, may violate our terms of service or a customer's own policies, or may be intended to, or inadvertently, circumvent or threaten the confidentiality, integrity, security or availability of information or network services of other products, services, or systems, including, for example, by launching various attacks. From time to time, we are subject to legal claims or regulatory enforcement actions arising from the conduct of certain of our customers and may be subject to additional lawsuits or regulatory enforcement actions relating to the content or actions by our customers or users. Even if claims against us are ultimately unsuccessful, defending against such claims will increase our legal expenses and divert management's attention from the operation of our business, which could adversely impact our business and results of operations, and our brand, reputation, and financial results may be harmed.

We (like other intermediary online service providers) rely primarily on two sets of laws in the United States to shield us from legal liability with respect to user activity. The Digital Millennium Copyright Act (DMCA), provides service providers a safe harbor from monetary damages for copyright infringement claims, provided that service providers comply with various requirements designed to stop or discourage infringement on their platforms by their users. Section 230 of the Communications Decency Act (CDA), protects providers of an interactive computer service from liability with respect to most types of content provided over their service by others, including users. Both the DMCA safe harbor and Section 230 of the CDA face regular and current, calls for revision. For example, a variety of bills have been introduced in the U.S. Congress that would seek to make changes to the scope of Section 230 of the CDA, including legislation in the U.S. Congress that, if enacted, would narrow the protections of Section 230 of the CDA. Enactment of this legislation or an unfavorable outcome of the FCC rulemaking could limit our ability to rely on the protections of Section 230 of the CDA. Furthermore, recent litigation has created uncertainty with respect to the applicability of DMCA protections to companies that host substantial amounts of user content. For these reasons and others, now or in the future, the DMCA, CDA, and similar provisions may be interpreted as not applying to us or may provide us with incomplete or insufficient protection from claims.

We do not typically monitor the content, activities, or Droplets of our customers or users, so inappropriate content may be posted or activities executed before we are able to take protective action, which could subject us to legal liability. Even if we comply with legal obligations to remove or disable content, we may continue to allow use of our products or services by individuals or entities who others find hostile, offensive, or inappropriate. The activities or content of our customers or users may lead us to experience adverse political, business and reputational consequences, especially if such use is high profile. Conversely, actions we take in response to the activities of our customers or users, up to and including banning them from using our products, services, or websites, may harm our brand and reputation.

In addition to liability based on our activities in the United States, we may also be deemed subject to laws in other countries that may not have the same protections or that may impose more onerous obligations on us, which may impose additional liability or expense on us, including additional theories of intermediary liability. For example, in 2019, the European Union approved a copyright directive that will impose additional obligations on online platforms, and failure to comply could give rise to significant liability. Other recent laws in Germany (extremist content), Australia (violent content), India (intermediary liability) and Singapore (online falsehoods), as well as other new similar laws, may also expose cloud-computing companies like us to significant liability. We may incur additional costs to comply with these new laws, which may have an adverse effect on our business, results of operations, and financial condition. Potential litigation could expose us to claims for damages and affect our business, financial condition and results of operations.

Our business could be affected by the enactment of new governmental regulations regarding the internet or the application of additional or different existing governmental regulation to our business, products, or services.

The legal and regulatory environment pertaining to the internet and products and services such as ours, both in the United States and internationally, is uncertain and may change. New laws may be passed, existing but previously inapplicable or unenforced laws may be deemed to apply, legal safe harbors may be narrowed, and courts may issue decisions affecting existing regulations or leading to new ones. Furthermore, legal and regulatory authorities, both in the United States and internationally, may characterize or recharacterize us and our business, products, or services in ways that would apply additional or different regulations to us. These changes could affect, among other things, areas related to our business such as the following:

- the liability of online service providers for actions by customers or users, including fraud, illegal content, spam, phishing, libel and defamation, hate speech, infringement of third-party intellectual property and other abusive conduct;

- other claims based on the nature and content of internet materials;

- user data privacy and security issues;

- consumer protection risks;

- evolving regulatory framework for AI/ML;

- digital marketing aspects;

- characteristics and quality of services, including changes to networking relationships and anti-circumvention technologies;

- the contractual terms within our terms of service and other agreements with customers;

- cross-border e-commerce issues; and

- ease of access by our users to our platform.

New laws or regulations, or new applications or interpretations of existing laws or regulations, could hinder growth and decrease acceptance, both of the internet and online services, or of our specific products or services, both generally or with respect to certain uses or industries. Such legal changes could increase our costs of doing business, subject our business to increased liability for non-compliance, or prevent us from marketing or delivering our services over the internet or in specific jurisdictions, thereby materially harming our business and results of operations. In addition, certain jurisdictions may attempt to require us to establish a corporate presence in the country, which, if we were to comply, may also increase our exposure to government requests for censorship and to data breaches in general and, in the case of noncompliance, may subject us to fines or being blocked from doing business in the region.

The success of our business depends on our customers' continued and unimpeded access to our platform on the internet and, as a result, also depends on internet providers and the related regulatory environment.

Our customers must have internet access in order to use our platform. Some internet providers may take measures that affect their customers' ability to use our platform, such as degrading the quality of the content we transmit over their lines, giving that content lower priority, giving other content higher priority than ours, blocking our content entirely, or attempting to charge their customers more for using our platform.

On multiple occasions, the FCC has adopted and later repealed net neutrality rules that bar internet providers from blocking or slowing down access to online content, thereby protecting services like ours from such interference. The FCC's actions follow changes in the composition of commissioners at the FCC. Currently, there are no federal net neutrality rules.

Changes to party composition and control in Congress, statehouses or state legislatures may create at least the possibility that Congress or states may enact laws on net neutrality, though the prospects for such actions are uncertain. Certain states have adopted or are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers. California's net neutrality law took effect in 2021, and a similar law in Vermont is subject to a pending challenge, but went into effect on April 20, 2022. We cannot predict whether future FCC net neutrality rules or other state initiatives will be enforced, modified, overturned or vacated by legal action of a court, federal legislation or the FCC. In addition, the status of state regimes may be affected by the FCC's action in its new network neutrality proceeding.

To the extent network operators attempt to interfere with our platform, extract fees from us to deliver our platform or from customers for the use of our platform, or otherwise engage in discriminatory practices, our business could be adversely impacted. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede our domestic and international growth, cause us to incur additional expense, or otherwise harm our business. The adoption of any new laws or regulations, or the application or interpretation of existing laws or regulations to the internet, could impact our customers' continued and unimpeded access to our platform on the internet.

Our increased focus on the development and use of artificial intelligence and machine learning may result in reputational harm, liability or other adverse consequences to our business, results of operations or financial results.

We continue to invest in our AI/ML product offerings, which may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality, privacy or security risks, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. The increasing focus on the risks and strategic importance of AI/ML technologies has already resulted in regulatory restrictions that target products and services capable of enabling or facilitating AI/ML.

Several jurisdictions around the world, including Europe, the U.S. federal government and certain U.S. states, have proposed, enacted or are considering laws governing the development and use of AI/ML, such as the EU's AI Act. We expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/ML, or prevent or limit our use of AI/ML. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws.

Any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party generative AI/ML platform could be leaked or disclosed to others, including if sensitive information is used to train the third parties' AI/ML model. Additionally, where an AI/ML model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model. Moreover, AI/ML models may create flawed, incomplete, or inaccurate outputs, some of which may appear correct. This may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor "poisons" the AI/ML with bad inputs or logic), or if the logic of the AI/ML is flawed (a so-called "hallucination").

Furthermore, concerns regarding third-party use of AI/ML for purposes contrary to governmental interests, including concerns relating to the misuse of AI/ML applications, models, and solutions, could result in restrictions on AI/ML products, for example those that can be used for training, refining, and deploying large language models (LLMs). If we cannot use AI/ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

Furthermore, unfavorable developments with evolving laws and regulations affecting AI/ML-related products may limit global adoption, impede our strategy and negatively impact our long-term expectations in this area. For example, there is significant uncertainty in the U.S. courts as to how AI/ML technologies affect intellectual property ownership, including copyright protections, and the use of AI/ML-related technology in the development of our products or implementation of AI/ML features in our products could expose us or our customers to claims of copyright infringement or misappropriation. We may not be able to anticipate how to respond to or comply with these rapidly evolving frameworks, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions.

The cost of complying with such frameworks could be significant and may increase our operating expenses. Because AI/ML technology is highly complex and rapidly developing, it is not possible to predict all legal, operational or technological risks that may arise relating offering AI/ML products. It is also unclear how our status as an infrastructure provider for customers developing and deploying AI/ML applications as opposed to developing such applications ourselves will affect the applicability of these regulations on our offerings.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, information security policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we process sensitive information. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, guidance, industry standards, external and internal privacy and security policies, contractual requirements, directives, regulations, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). We publish privacy policies, marketing materials, and other statements, such as statements related to compliance with certain certifications or self-regulatory principles, concerning data privacy, and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences. In the United States, these include enforcement actions by federal agencies and state attorneys general.

In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these security standards even if no customer or personal information is compromised, we may incur significant fines or experience a significant increase in costs or reputational harm. Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. Our inability or failure to do so could result in adverse consequences.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments.

These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (CCPA) applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union's General Data Protection Regulation (EU GDPR), the United Kingdom's GDPR (UK GDPR), and China's Personal Information Protection Law (PIPL) impose strict requirements for processing personal data.

For example, under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. In Canada, the Personal Information Protection and Electronic Documents Act (PIPEDA) and various related provincial laws, as well as Canada's Anti-Spam Legislation (CASL), apply to our operations. In Australia, the Privacy Act also applies to our operations.

As another example, the General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or LGPD) (Law No. 13,709/2018) may apply to our operations. The LGPD broadly regulates processing personal data of individuals in Brazil and imposes compliance obligations and penalties comparable to those of the EU GDPR. The Swiss Federal Act on Data Protection, or the FADP, also applies to the collection and processing of personal data by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland.

We also have customers in Asia and may be subject to new and emerging data privacy regimes in Asia, including China's PIPL, which imposes a set of specific obligations on covered businesses in connection with their processing and transfer of personal data and imposes fines of up to RMB 50 million or 5% of the prior year's total annual revenue of the violator. India's new privacy legislation, the Digital Personal Data Protection Act (DPDP), also applies to our operations.

In addition to the EU GDPR, the European Commission has another draft regulation, known as the Regulation on Privacy and Electronic Communications (ePrivacy Regulation), that would replace the current ePrivacy Directive. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and metadata, which may negatively impact our platform and products and our relationships with our customers.

Complying with the EU GDPR and the ePrivacy Regulation, if and when the latter becomes effective, may cause us to incur substantial operational costs or require us to change our business practices. We may not be successful in our efforts to achieve compliance and may also experience difficulty retaining or obtaining new European or multi-national customers or significantly increased liability with respect to these customers pursuant to the terms set forth in our engagements with them. While we utilize data centers in the European Economic Area (EEA) to maintain certain customer and user data (which may include personal data) originating from the EU in the EEA, we may find it necessary to establish additional systems and processes to maintain such data in the EEA, which may involve substantial expense and distraction from other aspects of our business. Additionally, data localization requirements in other jurisdictions may cause us to incur potentially significant costs for establishing and maintaining facilities for storing and processing such data.

In the ordinary course of business, we transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent interpretations of their data localization and cross-border data transfer laws.

Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK's standard contractual clauses, the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.

If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

Obligations related to data privacy and security (and consumers' data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

Furthermore, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries.

We, or the third parties with whom we work, may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans or restrictions on processing personal data; and orders to destroy or not use personal data.

In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations; interruptions or stoppages of data collection needed to train our algorithms; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Furthermore, in order to offer our products to certain customers, we may be required to comply with additional regulations. For example, to offer our products to certain customers in the healthcare industry, we are required to implement certain security and privacy measures and related procedures to comply with the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and we have executed HIPAA business associate agreements (BAAs) with certain customers that are "covered entities" under HIPAA, which subject us to additional liabilities, penalties and fines in the event we fail to comply with the terms of such agreements. The storage of such information may also require us to modify and enhance our platform at a significant cost.

Our policies regarding user privacy could cause us to experience adverse business and reputational consequences with customers, employees, suppliers, government entities, users, and other third parties.

From time to time, government entities (including law enforcement bodies) may seek our assistance with obtaining information about our customers or users. Although we strive to protect the privacy of our customers, we may be required from time to time to provide information about our customers to government entities. In light of our privacy commitments, we may legally challenge law enforcement requests to provide access to our systems, customer Droplets, or other user content but may face complaints that we have provided information improperly to law enforcement or in response to third party abuse complaints. We may experience adverse political, business, and reputational consequences, to the extent that we (a) do not provide assistance to or comply with requests from government entities or challenge those requests publicly or in court or (b) provide, or are perceived as providing, assistance to government entities that exceeds our legal obligations. Any such disclosure could significantly and adversely impact our business and reputation.

We publish a transparency report on an annual basis to provide details of government entity requests we receive. Our transparency report also includes a list of certain actions we have taken (e.g., disclosure of information) in response to law enforcement requests, as well as our standard policies and procedures regarding any such requests. Both the publishing of our transparency report and, conversely, the actions we take or challenge in response to law enforcement requests could damage our business and reputation.

We are subject to governmental export and import controls, economic sanctions, and foreign investment laws and regulations that could impair our ability to compete in international markets or subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various export, import, sanctions, and foreign investment laws and regulations, including, without limitation, the United States Department of Commerce's Export Administration Regulations and various economic and trade sanctions regulations administered by the United States Department of the Treasury's Office of Foreign Assets Controls. The United States export control laws and United States economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to United States embargoed or sanctioned countries, governments, persons and entities. In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide our customers access to our platform or could limit our customers' ability to access or use our platform in those countries.

We incorporate encryption technology into certain of our products. U.S. export control laws require authorization for the export of encryption items. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products and services or could limit our customers' ability to implement our products and services in those countries. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities.

Trade-related laws and restrictions continue to evolve in response to geopolitical tensions and the introduction and increasing adoption of new technologies. Most recently, new export controls have included strict licensing restrictions on exports of U.S. regulated semiconductor- and supercomputer-related products and technologies, as well as certain chips and chip-related products and technologies. New regulations relating to certain U.S. person transactions, including acquisitions of equity interest, involving persons with a qualifying nexus to China and specified technology sectors, to include semiconductors and artificial intelligence, also have been implemented. These as well as other restrictions that could be forthcoming may impact certain of our business activities, particularly as they relate directly or indirectly to China. Further, achieving compliance with such developments may require additional resources and raise costs. Although we take precautions to prevent our platform from being provided in violation of such laws, our platform may have in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges and fines. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, compliance costs, or otherwise.

Changes in our platform, or future changes in trade-related regulations may prevent our users with international operations from utilizing our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, foreign investment laws, or other related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell subscriptions to our platform to, existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would likely adversely affect our business, results of operations, and financial results.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act (FCPA), U.S. domestic bribery laws, the UK Bribery Act, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international business, we may engage with business partners and third party intermediaries to market our products and to obtain

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necessary permits, licenses, and other regulatory approvals, and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

We cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international business, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws, and responding to any action, can require a significant diversion of time, resources, and attention from senior management and significant defense costs and other professional fees. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, various penalties or debarment from contracting with certain persons, and other collateral consequences. If any subpoenas or investigations are launched, or sanctions are imposed, or if we do not prevail in any possible proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a significant diversion of management's attention and resources.

Risks Related to Our Intellectual Property

Any failure to obtain, maintain, protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology and brand.

Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights. We rely on a combination of trademarks, service marks, trade secrets, patents, copyrights, contractual restrictions, and confidentiality procedures to establish and protect our intellectual and proprietary rights, including in our technology, know-how, and brand. Legal standards relating to intellectual property rights are uncertain, in both the United States and other jurisdictions in which we operate, and protecting, monitoring, and defending our intellectual property rights might entail significant expense. Intellectual property rights that we have or may obtain may be challenged, circumvented, invalidated or held unenforceable. Furthermore, even though we attempt to enter into contractual provisions with third parties to control access to, or the distribution, use, misuse, misappropriation, reverse engineering or disclosure of, our intellectual property or technology, no assurance can be given that these agreements will be sufficient or effective in protecting our intellectual property rights.

Moreover, intellectual property laws, standards, and enforcement mechanisms in foreign countries may be uncertain, may not be as protective of intellectual property rights as those in the United States, or may not be available to us. As we expand our international activities, our exposure to unauthorized copying and use of our products, services, and other intellectual property, such as our trademarks, will likely increase. As we further expand internationally, we may be unable to register, obtain the right to use, or stop others from using, our brand names in certain jurisdictions.

Despite our efforts, we may be unable to adequately obtain, maintain, protect, and enforce our intellectual property rights or prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to, or be able to replicate, our proprietary technology, products, or services, or may use brands similar to our own valuable brands, and our business, financial condition, results of operations or prospects may be harmed. Our attempt to enforce our intellectual property rights, even if successful, could result in costly litigation or diversion of our management's attention and resources, and, as a result, delay sales or the implementation or introduction of our products and platform capabilities, or injure our reputation.

We may become subject to intellectual property claims from third parties, which may subject us to significant liability, increased costs, and impede our ability to operate our business.

Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products, services, or intellectual property are infringing, misappropriating, or violating third party intellectual property rights. Additionally, the technology industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the industry are often required to defend against litigation claims based on allegations of infringement, misappropriation or other violations of intellectual property rights, and third parties have brought such claims against us and may bring additional claims against us in the future. In addition, we may become subject to intellectual property disputes or otherwise subjected to liability for customer content on our platform. From time to time, we are subject to legal claims arising from intellectual property disputes regarding our customer's alleged infringement of third party intellectual property and may be subject to similar claims.

Lawsuits are time-consuming and expensive to resolve, and they divert management's time and attention, and our technologies or intellectual property may not be able to withstand third party claims against their use. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

- cease selling or using products or services that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate;

- make substantial payments for legal fees, settlement payments or other costs or damages;

- obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

- redesign the allegedly infringing products to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible.

We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Although we carry liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and, if securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our common stock.

We use open source software in our products, which could negatively affect our ability to sell our services or subject us to litigation or other actions.

We use open source software in connection with developing, operating, and offering our products, services, and technology, and we expect to continue to incorporate open source software in our products, services, and technology in the future.

Some open source projects have known vulnerabilities and architectural instabilities and are provided on an "as-is" basis which, if not properly addressed, could negatively affect the performance of our product. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. For example, some open source licenses may, depending on the nature of our use and the terms of the applicable license, include terms requiring us to offer certain of our solutions for no cost, make our source code available, or license our modifications or derivative works under the terms of applicable open source licenses. From time to time, there have also been claims challenging the ownership rights in open source software against companies that incorporate it into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims.

Our use of open source software, and participation in open source projects, may also limit our ability to assert certain of our intellectual property and proprietary rights against third parties, including competitors, who access or use software or technology that we have contributed to such open source projects.

Moreover, we cannot ensure that we have incorporated open source software in our products, services, and technology in a manner that is consistent with the terms of the applicable license or our current policies and procedures. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses or such third party changes the type of open source license applicable to such software without our knowledge, we or our customers could be subject to lawsuits, and we could incur significant legal expenses defending against such allegations, be subject to significant damages resulting from the suits, enjoined from the sale of our products that contained the open source software, and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products. Such litigation could be costly for us to defend, have a negative effect on our business, financial condition and results of operations, or require us to devote additional research and development resources to change or reengineer our products or take other remedial actions.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for infringement or misappropriation of intellectual property rights, failure to comply with data protection requirements and other losses.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred, including as a result of intellectual property infringement or misappropriation claims or for failure to comply with data protection requirements. Large indemnity payments could harm our business, financial condition and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to them, and we may be required to cease use of certain functions of our platform or products as a result of any such claims. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our products and services and adversely affect our business, financial conditions and results of operations. In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

Risks Related to Ownership of Our Common Stock and Our Status as a Public Company

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

- actual or anticipated fluctuations in our financial condition or results of operations;

- variance in our financial performance from expectations of securities analysts or the financial guidance we provide to the public;

- changes in the pricing of our products and platform;

- changes in our projected operating and financial results;

- changes in laws or regulations applicable to our platform and products;

- announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

- significant data breaches, disruptions to or other incidents involving our software;

- our involvement in litigation;

- future sales of our common stock by us or our stockholders;

- changes in senior management or key personnel;

- the trading volume of our common stock;

- changes in the anticipated future size and growth rate of our market; and

- general economic and market conditions.

Broad market and industry fluctuations, as well as general economic, geopolitical, regulatory, and market conditions, may also negatively impact the market price of our common stock. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We have in the past and may in the future be the target of this type of litigation in the future, which could result in substantial expenses and divert our management's attention.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

We have registered all of the shares of common stock issuable upon the exercise of outstanding options, the settlement of outstanding RSUs, PRSUs, MRSUs or other equity incentives we may grant in the future, for public resale under the Securities Act. The shares of common stock will become eligible for sale in the public market to the extent such options are exercised or such RSUs, PRSUs, or MRSUs are settled, subject to compliance with applicable securities laws.

Further, holders of a substantial number of shares of our capital stock have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise, and any conversions of our convertible notes, will dilute all other stockholders or may otherwise depress the price of our common stock.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

For example, if we elect to settle our conversion obligation under our 0% convertible senior notes due 2026, or the Convertible Notes, in shares of our common stock or a combination of cash and shares of our common stock, the issuance of such common stock may dilute the ownership interests of our stockholders and sales in the public market could adversely affect prevailing market prices. The Convertible Notes are convertible only in certain circumstances as described in the indenture governing the Convertible Notes. Any sales in the public market of the common stock issuable upon any conversion of the Convertible Notes could adversely affect prevailing market prices of our common stock. In addition, the existence of the Convertible Notes may encourage short selling by market participants because the conversion of the Convertible Notes could be used to satisfy short positions, or anticipated conversion of the Convertible Notes into shares of our common stock could depress the price of our common stock.

We are required to maintain effective internal control over financial reporting. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

The Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act), requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting and we are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. Complying with the Sarbanes-Oxley Act requires a rigorous compliance program as well as adequate time and resources. We may not be able to complete our internal control evaluation, testing and any required remediation in a timely fashion. Additionally, we have in the past and may in the future identify material weaknesses in our internal control over financial reporting and as a result, we may not be able to assert that our internal controls are effective. If we do not successfully remediate any material weaknesses or other deficiencies that arise in the future, we may be unable to accurately report our financial results, which could cause our financial results to be materially misstated and require restatement. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will prevent or avoid potential future material weaknesses.

In the fiscal year ended December 31, 2023, we identified a material weakness in our internal control over financial reporting, which was caused by inadequate controls over our tax processes. This material weakness was remediated as of December 31, 2024, as described in more detail under the heading Part II, Item 9A. "Controls and Procedures" in this Annual Report on Form 10-K.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

- prohibit cumulative voting in the election of directors;

- provide that our directors may be removed for cause only upon the vote of at least 66 2/3% of our outstanding shares of voting stock;

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

- require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which restricts our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of a fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find either choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. For example, the Court of Chancery of the State of Delaware recently determined that the exclusive forum provision of federal district courts of the

United States of America for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court. If this ultimate adjudication were to occur, we would enforce the federal district court exclusive forum provision in our amended and restated certificate of incorporation.

Risks Related to our Outstanding Convertible Notes

Servicing our future debt, including the Convertible Notes, may require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our indebtedness.

In November 2021, we issued $1.5 billion aggregate principal amount of the Convertible Notes in a private placement.

We may be required to use a substantial portion of our cash flows from operations to pay the principal on our indebtedness. Our ability to make scheduled payments of the principal of, or to refinance our indebtedness, including the Convertible Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Such payments will reduce the funds available to us for working capital, capital expenditures and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business, the industry, or in the general economy, limit our flexibility in planning for, or reacting to, changes in our business and the industry and prevent us from taking advantage of business opportunities as they arise. Our business may not be able to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

In addition, we may incur substantial additional debt in the future, subject to the restrictions contained in our future debt agreements, some of which may be secured debt. We are not restricted under the terms of the indenture governing the Convertible Notes from incurring additional debt, securing existing or future debt, recapitalizing our debt, repurchasing our stock, pledging our assets, making investments, paying dividends, guaranteeing debt or taking a number of other actions that are not limited by the terms of the indenture governing the Convertible Notes that could have the effect of diminishing our ability to make payments on the Convertible Notes when due.

The conditional conversion feature of the Convertible Notes, if triggered, may adversely affect our financial condition and operating results.

The conditional conversion feature of the Convertible Notes entitles holders of the Convertible Notes to convert the notes at any time during specified periods at their option. If one or more holders elect to convert their Convertible Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation in cash, which could adversely affect our liquidity. In addition, even if holders of Convertible Notes do not elect to convert their Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program, which includes administrative, technical and physical safeguards designed to maintain the confidentiality, integrity and availability of company and customer information. Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas, including the involvement of cross-functional teams and, depending on the nature and severity of an incident, an escalation path to notify our executive and senior management teams and our board of directors (Board). We have an established process and playbook led by our chief information security officer (CISO) governing our assessment, response and notifications internally and externally upon the occurrence of a cybersecurity incident. We undertake periodic reassessments of the Company's risk profile and may make certain adjustments to our security controls based on such assessments to further enhance our security posture.

Our cybersecurity risk management program includes:

- a risk assessment methodology designed to escalate cybersecurity risks to the appropriate channels within our organization in order to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

- a security department, including our CISO and experienced information systems security professionals and information security managers, divided into three teams: (1) security operations, which is responsible for responding to abuse on our platform, digital forensics and incident response, and threat intelligence; (2) security engineering, which is responsible for security data analysis and observability on our infrastructure and product offerings; and (3) trust and governance, which is responsible for privacy and security regulatory compliance and risk management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents and escalating cybersecurity incidents to cross-functional teams, management and our Board of Directors (Board);

- deployment of technical safeguards that are designed to protect our platform, customers, employees and systems from cybersecurity threats. We maintain cybersecurity insurance that provides coverage for cyber breaches, cyber-crime, and related matters;

- the imposition of contractual obligations related to cybersecurity on our third-party vendors. In addition, we assess the security profile of those vendors that store, process or have access to sensitive data through questionnaires and data flow risk assessments;

- securing data going to third-party vendors and, depending on the nature of the services provided, the sensitivity of the data at issue and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider, including through the use of monitoring tools, threat intelligence tools, and data protection tools. We actively monitor, manage and configure our systems to protect our data against any vulnerabilities we find;

- continuous monitoring of our infrastructure network for vulnerabilities and threats through our security observability platform;

- a system to proactively identify risks that may threaten customer information and utilize both internal and external resources to perform a variety of vulnerability and penetration testing on the platforms, systems and applications used to provide our products and services;

- engagement of third party experts to assist in assessing, managing and reviewing various risks from cybersecurity threats and incidents, including to perform independent audits our data centers, to conduct adversary simulations and to perform network penetration tests periodically;

- mandatory periodic cybersecurity awareness training for all of our employees and consultants, covering key threats and measures to take to protect their own data and the data of the company in addition to role-specific training for security personnel; and

- a robust privacy practice governing information we collect from customers and how we use, share and store such customer data and implementation of measures to collect personal data only to the extent necessary to service our customers and to protect customer content data through limited access.

Our cybersecurity risk management program is designed to be adaptable in order to respond to an evolving landscape of emerging threats and available technology. Our security controls and cybersecurity risk management program are evaluated through data gathering and analysis of emerging threats from internal and external incidents and technology investments. See Part I, Item 1A. "Risk Factors" for a more comprehensive description of risks related to cybersecurity.

Cybersecurity Governance

Our Board has overall oversight responsibility for our risk management and delegated cybersecurity risk management oversight to the Audit Committee of the Board. The Audit Committee oversees management's implementation of our cybersecurity risk management program. Our CISO is responsible for developing and implementing our information security program and reporting on cybersecurity matters to the Audit Committee on a regular basis and briefing the full Board on cybersecurity risk oversight activities and preparedness efforts on an annual basis, as well as on an ad hoc basis upon request. Our security teams have a wealth of cross-industry, government, and national defense experience. We employ qualified and certified security practitioners with specialized skill sets in security engineering, incident response, forensics, and threat management. Our CISO has more than a decade leading highly technical security teams that evolve with the technology and threat landscape.

Our security and legal teams oversee our information security and privacy practices and are responsible for identifying and proactively addressing security and privacy risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and incident response plans and maintaining cybersecurity programs. We maintain an in depth incident response plan that includes a process for identifying, containing and removing any threats and vulnerabilities and a plan to recover and restore normal business operations following an incident. Members of the security team are always on call to be able to address any issues that arise. In addition, we have created a cybersecurity materiality assessment team, which includes representatives from our security, legal, finance, internal audit, communications and investor relations departments that reviews and assesses the impact of cybersecurity incidents on the company, our customers and other stakeholders. Our material assessment framework provides for an escalation path for any potentially material cybersecurity incidents from the security team to our CISO who may further escalate to the materiality assessment team, senior management and the Audit Committee. To ensure our preparedness to appropriately respond to cybersecurity incidents, the cross-functional team meets regularly and conducts simulations of cybersecurity incidents to test its procedures.

Our executive and senior management teams, including our chief executive officer, chief financial officer and CISO, supervise these efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents and the risk assessments and disclosure required if cybersecurity incidents do arise, through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

ITEM 2. PROPERTIES

Our headquarters is located in New York City, where we lease approximately 44,000 square feet. In 2022, we entered into two sublease agreements whereby we sublease approximately two-thirds of this office space to third party subtenants. The rental amounts payable to us pursuant to the sublease agreements increase approximately 2% each year. The lease and the related subleases terminate in June 2025.

We also have entered into leases for small office spaces in a number of locations. Additionally, we lease space to operate 16 data centers worldwide, including in the United States, Australia, Canada, Germany, India, the Netherlands, Singapore and the United Kingdom. We do not own any real property. We believe that our current facilities are adequate to meet our current needs and that additional or substitute space is available if needed to accommodate growth and expansion.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in various legal proceedings. Defending such proceedings can be costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our common stock trades on The New York Stock Exchange (NYSE) under the symbol "DOCN".

Holders of Record

As of February 18, 2025, there were 26 stockholders of record of our common stock. This is not the actual number of beneficial owners of our common stock as some shares are held in "street name" by brokers and others on behalf of individual owners.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in any debt agreements, and other factors that our Board of Directors may deem relevant.

Recent Sales of Unregistered Securities

Not applicable.

Use of Proceeds

Not applicable.

Issuer Purchases of Equity Securities

The following table provides information with respect to repurchases of shares of common stock by the Company during the three months ended December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program[1]	Approximate Dollar Value (in thousands) of Shares that May Yet Be Purchased Under the Program[1]
October 1-31, 2024	186,327	$ 41.86	186,327	$ 102,648
November 1-30, 2024	347,744	37.91	347,744	$ 89,463
December 1-31, 2024	182,647	37.45	182,647	$ 82,298
Total	716,718	$ 38.82	716,718	

(1) On February 20, 2024, our Board of Directors approved the repurchase of up to an aggregate of $140 million of our common stock (2024 Share Buyback Program). Pursuant to the 2024 Share Buyback Program, repurchases of our common stock were made at prevailing market prices through open market purchases or in negotiated transactions off the market. The repurchase program is authorized through fiscal year 2025; however, we are not obligated to acquire any particular amount of common stock and the program may be extended, modified, suspended or discontinued at any time at our discretion.

Stock Performance Graph

The graph below shows a comparison, from March 24, 2021 (the date our common stock commenced trading on the NYSE) through December 31, 2024, of the cumulative total return to stockholders of our common stock relative to the Standard & Poor's 500 Index (S&P 500) and the S&P Information Technology Index (S&P Information Technology).

The graph assumes $100 was invested in each of our common stock, S&P 500 and the S&P Information Technology at their respective closing prices on March 24, 2021 and assumes reinvestment of gross dividends. The stock price performance shown in the graph represents past performance and should not be considered an indication of future stock price performance.


Comparison of Cumulative Total Return
$250.00
$200.00
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$100.00
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12/31/2021
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6/30/2023
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3/31/2024
6/30/2024
9/30/2024
12/31/2024
DigitalOcean
S&P 500
S&P Information Technology

Information used in the graph was obtained from a source we believe to be reliable, but we do not assume responsibility for any errors or omissions in such information. This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be considered together with our consolidated financial statements and related notes and other financial information included in Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. This discussion, particularly information with respect to our outlook, key trends and uncertainties, our plans and strategy for our business, and our performance and future success, includes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in Part I, Item 1A. "Risk Factors." In addition, for more information regarding key factors affecting our performance, see "Key Factors Affecting Our Performance" below.

Overview

DigitalOcean is a leading cloud computing platform, offering simple, scalable and approachable on-demand infrastructure and platform services for developers at growing technology companies. Our platform simplifies cloud computing, enabling our customers to rapidly accelerate innovation and productivity. Our customers include growing technology companies across numerous industry verticals ranging from gaming to fintech to cybersecurity, among many others, and leverage our platform for a wide variety of use cases, such as building and hosting websites, developing new web and mobile applications, integrating AI into their businesses, and building AI products and applications, among many others. We believe that being simple, scalable and approachable are our key differentiators, driving a broad range of customers around the world whose needs are not being fully met by larger cloud providers to build and grow their businesses on our platform.

We offer mission-critical solutions across Infrastructure-as-a-Service (IaaS), including our Droplet virtual machines, storage and networking offerings; Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS), including our Managed Hosting, Managed Database, Managed Kubernetes and Marketplace offerings; and artificial intelligence and machine learning (AI/ML), including our GPU Droplets, Notebooks and GenAI Platform offerings. We continue to invest in our platform to further penetrate the growing markets in which we operate.

We generate revenue primarily from the usage of our cloud computing platform by our customers. We recognize revenue largely based on the customer utilization of our offerings. While our pricing is primarily consumption-based and the majority of our customers use our platform on a month-to-month basis, a growing number of customers are using our platform for larger workloads and some of these customers are opting to enter into committed contracts, committing to a minimum spend on our platform.

We serve a large number of customers that range in size from growing or scaled businesses that generate millions of dollars in revenue and serve millions of their own customers to individual developers testing or learning new technology for their own development. Thousands of new users come to DigitalOcean every month with some users intending only to utilize our platform for a discrete task, and other users are part of new or existing businesses that intend to operate their production and test workloads on our platform to support their business. Given the wide range of users and their associated spend, we classify customers based on their spend in a given month, which we have found to be a good proxy that distinguishes between casual users and substantial business customers.

Beginning in the fourth quarter of 2024, we redefined our customer categories to provide more insight into our Higher Spend Customers, which now include categories for Builders, Scalers and Scalers+ (collectively, our Higher Spend Customers), and we also changed our methodology for calculating customer count. While this has a de minimis impact on the specific customer count, we believe it provides a better representation of the customers on our platform during each reporting period. Our research and development, sales and marketing and customer support investments are primarily focused on these Higher Spend Customers, and we believe their performance is the best indicator of our future growth and performance. Previously, we had reported Scalers as a single category having a wide spend range, and we had also disclosed the number of Learners as part of our total customer count. See "Higher Spend Customers" below for a description of how we previously calculated customer count, definitions of our customer categories, our reasons for such changes, and our customer count calculated using our prior definition for each period presented.

Growing our Higher Spend Customers is a critical focus for us, and we have successfully increased the number of these customers and their percentage of our total revenue. Revenue from our Higher Spend Customers as a percentage of total revenue was 87% in 2024, 86% in 2023 and 85% in 2022. As of December 31, 2024, we had approximately 165,000 Higher Spend Customers using our platform to build, deploy and scale applications. The number of Higher Spend Customers increased from approximately 156,000 as of December 31, 2023 and 142,000 as of December 31, 2022.

Our average revenue per customer (ARPU, as further described in "ARPU" below), has increased from $82.76 in 2022 to $90.99 in 2023 and $100.71 in 2024. We had no material customer concentration as our top 25 customers made up approximately 8%, 7% and 10% of our revenue in the years ended December 31, 2024, 2023 and 2022, respectively.

Beginning in the fourth quarter of 2024, we changed our methodology for calculating our annual run-rate revenue (ARR). See "ARR" below for a description of how we previously calculated ARR and our ARR calculated using our prior definition for each period presented. ARR as of December 31, 2024 was $820 million, up from $723 million as of December 31, 2023 and $652 million as of December 31, 2022.



_____

(*) Prior periods have been recast to reflect the effects of the change in definition of ARR. See "ARR" below for a description of how we previously calculated ARR and our ARR calculated using our prior definition for each period presented.

We have a highly efficient self-service customer acquisition model, which we complement with a sales force focused on inside sales, targeted outside sales and partnership opportunities to drive revenue growth. The efficiency of our go-to-market model and our focus on the needs of growing technology companies have enabled us to drive organic growth and establish a truly global customer base across a broad range of industries. We focus on customer acquisition, our self-service acquisition funnel, customer support and success, community education, inside sales, targeted outside sales, and partnership and channel development. For the years ended December 31, 2024, 2023 and 2022, our sales and marketing expense was approximately 9%, 9% and 14% of our revenue, respectively.

Our customers are spread across approximately 190 countries and around two-thirds of our revenue has historically come from customers located outside the United States. For the year ended December 31, 2024, 38% of our revenue was generated from North America, 28% from Europe, 23% from Asia and 11% from the rest of the world.

Key Factors Affecting Our Performance

Increasing Usage by Our Existing Customers

Our existing customer base represents a significant opportunity for further sales expansion through increased usage of our platform and adoption of additional product offerings. We are highly focused on gaining a better understanding of the needs and growth plans of our existing customers, increasing our feature velocity and shaping our product roadmap around the needs of Higher Spend Customers, and introducing an account management function to provide more direct coverage of our top spending accounts. This deeper relationship with our customers will help us identify opportunities to educate our customer base on ways to utilize the platform more effectively for their individual use cases, as well as provide a feedback loop to inform our product roadmap, in order to build trust with customers and encourage them to run more of their critical cloud workloads on our platform. We closely monitor our net dollar retention (NDR), which reflects our ability to retain and grow revenue from our existing customers. While NDR decreased from 101% in 2023 to 98% in 2024 as we lapped the effects of the 2022 price increases, we expect to increase our revenue in the future from existing customers through the introduction of new products and features tailored to our Higher Spend Customers through expanded customer outreach, and targeted services to support our customers in migrating additional workloads from other cloud providers to DigitalOcean.

Growing Our Base of Higher Spend Customers

We believe there is a substantial opportunity to further expand our customer base. We are investing in strategies that we believe will drive adoption by new Higher Spend Customers, including new marketing initiatives that further optimize our self-service revenue funnel to identify potential Higher Spend Customers, enhanced research and development to build our product roadmap around the needs of Higher Spend Customers, the creation of a new migration services team to support migration to our platform from other cloud providers, and a dedicated AI sales team with deep AI expertise to help prospective customers understand our offerings and the process to onboard onto our platform.

Investing in Our Platform and Product Offerings

We have a history of, and will continue to invest significantly in, delivering innovative products, features and functionality for our Higher Spend Customers. Our product strategy is anchored in addressing the needs of our Higher Spend Customers and other growing technology companies and on continuously innovating to meet those needs in a simple, scalable and approachable way. We have accelerated the pace of product innovation and made disciplined investments to expand our offerings for our IaaS and PaaS offerings, as well as our newer AI/ML offerings. In 2024, we released a number of new products and product features, including GPU Droplets, our GenAI platform, Autonomous on our Managed Hosting offering to automatically scale resources based on website traffic, and enhancements to our role-based access control functionality and Backups offering. The market opportunity for our services continues to expand and we expect to make additional investments to offer an enhanced and tailored suite of IaaS, PaaS/SaaS and AI/ML offerings that address the changing needs of our customers.

Driving Increased Adoption Through Our Community Ecosystem

We attract a large number of developers to our website and platform and we are committed to supporting and expanding this community of innovators and technologists by continuing to produce high-quality educational content and hosting developer-focused programs and events around the world. Supporting and educating the developer community is not only one of our values, but it also fosters brand loyalty, expands our customer base and drives increased adoption of our products.

Augmenting our Platform though Strategic Partnerships and Acquisitions

In addition to organic growth, we believe that strategic partnerships and acquisitions will allow us to accelerate our key platform, product and marketing initiatives. In recent years, we completed acquisitions of Paperspace, which launched our AI/ML offerings, and Cloudways, which added our Managed Hosting offering to our platform. In addition, we have entered into partnerships to augment our product offerings. For example, in 2024, we announced a partnership with Hugging Face, which allows customers to quickly and easily deploy the most popular third-party models on GPU Droplets and significantly simplifies the model deployment process for our customers. We intend to actively pursue both strategic partnerships and acquisitions that we believe will be complementary to our business, accelerate customer acquisition, increase usage of our platform and/or expand our product offerings in our core markets.

Macroeconomic Conditions

Unfavorable conditions in the economy both in the United States and abroad, including conditions resulting from trade tension and/or the imposition of trade tariffs (including recent U.S. tariffs imposed or threatened to be imposed and any retaliatory actions taken by other countries), changes in gross domestic product growth, supply chain disruptions, inflationary pressures, interest rates, financial and credit market fluctuations, volatility in the capital markets, liquidity concerns at, and failures of, banks and other financial institutions, international trade relations, political turmoil, political instability and transitions of power in regions where we operate, natural catastrophes, outbreaks of contagious diseases, warfare and terrorist attacks on the United States, Europe or elsewhere, including military actions affecting Russia, Ukraine, the Middle East or elsewhere, could cause a decrease in business investments in information technology and negatively affect the growth of our business and our results of operations.

While our business model provides some resilience against these factors, we will continue to monitor the direct and indirect impacts of these or similar circumstances on our business and our results of operations, and will take appropriate measures, as necessary, to minimize potential risk exposure.

Key Business Metrics

We utilize the key metrics set forth below to help us evaluate our business and growth, identify trends, formulate financial projections and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, and other companies may not calculate similarly titled metrics in a consistent manner, which may hinder comparability. The table below includes the impact of our acquisitions beginning in the year in which they were acquired with respect to the metrics disclosed.

	Year Ended December 31,					
	2024		**2023**		**2022**	
Builders[1]		146,922		139,125		127,564
Scalers[1]		17,975		16,351		14,541
Scalers+[1]		504		431		371
ARPU[2]	$	100.71	$	90.99	$	82.76
ARR (in millions)[3]	$	820	$	723	$	652
Net dollar retention rate		98 %		101 %		115 %

_____

(1) Customer count. As discussed above, beginning in the fourth quarter of 2024, we changed our methodology for calculating customer count as the average number of customers as of the last day of the month for each month in the most recent quarter. We classify our customers in separate categories based on the amount of their spend in a given month. Prior periods have been recast to reflect the effects of the changes. See "Higher Spend Customers" below for a description of how we previously calculated customer count, definitions of our customer categories, our reasons for such changes, and our customer count calculated using our prior definition for each period presented.

(2) Beginning in the first quarter of 2023, we redefined ARPU to exclude Testers. Prior years have been recast to conform to the new definition.

(3) As discussed above, beginning in the fourth quarter of 2024, we changed our methodology for calculating ARR to multiplying the sum of the revenue for the most recent quarter by four. Prior periods have been recast to reflect the effects of the changes. See "ARR" below for a description of how we previously calculated ARR and our ARR calculated using our prior definition for each period presented.

Higher Spend Customers

We refer to our Builders, Scalers and Scalers+ customers collectively as our Higher Spend Customers. We believe the total number of our Higher Spend Customers is an important indicator of the growth of our business and future revenue opportunity, and the trends relating to our Builders, Scalers and Scalers+ is of particular importance to us as these customers represent a significant majority of our revenue and revenue growth, and they are representative of growing technology companies that scale on our platform and use multiple products. Beginning in the fourth quarter of 2024, we changed our methodology for calculating customer count as the average number of customers as of the last day of the month for each month in the most recent quarter. We changed our definition because we believe this method is a more accurate reflection of our results during such period as compared to our previously disclosed customer count for the last month of the period. Our modified definition is less susceptible to variability each month, and therefore is more reliable when comparing period-to-period results.

Customers are now classified in the following categories based on the amount of their spend in a given month and individual customers may fall within different categories within a reporting period:

- Builders: users that spend more than $50 and less than or equal to $500 in a month.

- Scalers: users that spend more than $500 and less than or equal to $8,333 in a month.

- Scalers+: users that spend more than $8,333 in a month.

Users that spend less than or equal to $50 in a month and have been on our platform for three months or less are considered "Testers." Since the second quarter of 2022, we have not disclosed the number of Testers on our platform in our regular disclosures. Given their short time on our platform and their relatively small individual and aggregate spend, we do not consider Testers to be a meaningful part of our customer base. Users that spend less than or equal to $50 in a month and have been on our platform for more than three months are considered "Learners." Learners, who have historically been included in our total customer count, are more casual users of our platform who may either grow into a more significant user over time, or remain a casual user for the entirety of their time on our platform. Accordingly, we do not consider Learners to be a good predictor of future growth. Therefore, beginning in the fourth quarter of 2024, we will no longer disclose the number of Learners in our customer count. Given their modest contribution to revenue and growth, we do not consider Testers or Learners, which together represented 13% of overall revenue for the year ended December 31, 2024, to be the focal point of our growth strategy. Customer count by category, as determined based on the customers' spend in a given month, is as follows:

New customer classification and methodology:

	Year Ended December 31,		
	2024	**2023**	**2022**
Learners	473,068	486,276	469,289
Builders	146,922	139,125	127,564
Total Scalers and Scalers+	18,479	16,782	14,912
Scalers	17,975	16,351	14,541
Scalers+	504	431	371

Prior customer classification and methodology:

	Year Ended December 31,		
	2024	**2023**	**2022**
Learners	472,216	488,094	468,065
Builders	147,353	139,261	129,150
Scalers	18,811	16,941	15,032

ARPU

We believe that our average revenue per customer, which we refer to as ARPU, is a strong indication of our ability to acquire new customers with higher spending levels and expand usage of our platform by our existing customers. We calculate ARPU on a monthly basis as our total revenue from Learners, Builders, Scalers and Scalers+ in that period divided by the total number of Learner, Builder, Scaler and Scaler+ customers determined as of the last day of that month. For a quarterly or annual period, ARPU is determined as the weighted average monthly ARPU over such three or 12-month period.

ARR

Given the recurring nature of our business, we view annual run-rate revenue as an important indicator of our current progress towards meeting our revenue targets and projected growth rate going forward. Beginning in the fourth quarter of 2024, we changed our methodology for calculating ARR to multiplying the revenue for the most recent quarter by four. For our ARR calculations, we include the total revenue from all customers, including Testers, Learners, Builders, Scalers, and Scalers+. We changed our methodology for calculating ARR to conform with our other key business metrics, which are reviewed and calculated on a quarterly basis, to better reflect our longer term usage patterns and to reduce the volatility that could be introduced by using a single month that may contain more or less project based revenue than is indicative of a full year run-rate. Previously, we calculated ARR at a point in time by multiplying the revenue of the last month of the reported period by 12. Prior periods have been recast to conform to the new definition. ARR is as follows, in millions:

	Year Ended December 31,					
	2024		**2023**		**2022**	
ARR - current definition (in millions)	$	820	$	723	$	652
ARR - prior definition (in millions)	$	838	$	730	$	659

Net Dollar Retention Rate

Our ability to maintain long-term revenue growth and achieve profitability is dependent on our ability to retain and grow revenue from our existing customers. We have a history of retaining customers for multiple years and in many cases increasing their spend with us over time. To help us measure our performance in this area, we monitor our net dollar retention rate. We calculate net dollar retention rate monthly by starting with the revenue from all customers, including Testers, Learners, Builders, Scalers and Scalers+ for our IaaS and PaaS/SaaS offerings during the corresponding month 12 months prior, or the Prior Period Revenue. We then calculate the revenue from these same customers as of the current month, or the Current Period Revenue, including any expansion and net of any contraction or attrition from these customers over the last 12 months. The calculation also includes revenue from customers that generated revenue before, but not in, the corresponding month 12 months prior, but subsequently generated revenue in the current month and are therefore reflected in the Current Period Revenue. We include this group of re-engaged customers in this calculation because some of our customers use our platform for projects that stop and start over time. We then divide the total Current Period Revenue by the total Prior Period Revenue to arrive at the net dollar retention rate for the relevant month. For a quarterly or annual period, the net dollar retention rate is determined as the average monthly net dollar retention rates over such three or 12-month period.

Components of Results of Operations

Revenue

We offer mission-critical solutions across Infrastructure-as-a-Service (IaaS), including our Droplet virtual machines, storage and networking offerings; Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS), including our Managed Hosting, Managed Database, Managed Kubernetes and Marketplace offerings; and artificial intelligence and machine learning (AI/ML), including our GPU Droplets, Notebooks and GenAI Platform offerings. We continue to invest in our platform to further penetrate the growing markets in which we operate.

We may offer sales incentives in the form of promotional and referral credits and grant credits to encourage customers to use our services. These types of promotional and referral credits typically expire in two months or less if not used. For credits earned with a purchase, they are recorded as contract liabilities when earned and recognized at the earlier of redemption or expiration. The majority of credits are redeemed in the month they are earned.

Cost of Revenue

Cost of revenue consists primarily of fees related to operating our data center facilities, personnel costs of our employees providing customer support or operating our facilities, and partnership expenses. Cost of revenue includes depreciation of our data center equipment and amortization of acquired technology and capitalized internal-use software development costs. Data center facility fees include data center rental fees, power costs, maintenance fees, network, bandwidth and ancillary equipment. Personnel costs include salaries, bonuses, benefits, and stock-based compensation.

We intend to continue to invest additional resources in our infrastructure to support our product portfolio and the scalability of our customer base. The level, timing and relative investment in our infrastructure could affect our cost of revenue in the future.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of personnel costs including salaries, bonuses, benefits and stock-based compensation. Research and development expenses also include amortization of capitalized internal-use software development costs for research and development activities, which are amortized over three years, professional services, software, as well as costs related to our efforts to add new features to our existing offerings, develop new offerings, and ensure the security, performance, and reliability of our global cloud platform. We expect research and development expenses to increase in absolute dollars as we continue to invest in our platform and product offerings.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel costs of our sales and marketing and customer success employees, including salaries, bonuses, benefits, commissions and stock-based compensation. Sales and marketing expenses also include costs for marketing programs, advertising, amortization of acquired customer relationships and professional services. We expect sales and marketing expenses to increase in absolute dollars as we enhance our product offerings and implement new marketing and sales strategies.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs of our human resources, legal, finance and other administrative functions, including salaries, bonuses, benefits, and stock-based compensation. General and administrative expenses also include payment processing fees, provision for expected credit losses, professional services, software, business insurance, depreciation and amortization expenses, rent and facilities costs, acquisition-related compensation, and other administrative costs. General and administrative expenses may increase in absolute dollars as we continue to grow our business.

Restructuring and other charges

Restructuring and other charges consist primarily of personnel costs, such as notice period, employee severance payments and termination benefits, as well as stock-based compensation related to vesting of certain equity awards. The restructuring plan was substantially completed in 2023.

Other Income, net

Other income, net consists primarily of interest income on our money market funds, amortization of deferred financing fees on our convertible notes, and gains or losses on foreign currency exchange.

Income Tax Expense

Income tax expense is attributable to the mix of income in the jurisdictions in which we conduct business. We maintain a full valuation allowance on our U.S. federal and state deferred tax assets as we have concluded that it is more likely than not that the deferred assets will not be realized. We regularly assess all available evidence, including cumulative historic losses and forecasted earnings. Given our current earnings and anticipated future earnings, we believe that there is a reasonable possibility that sufficient positive evidence may become available in a future period to reach a conclusion that the U.S. valuation allowance will no longer be needed. Release of all, or a portion of, the valuation allowance would result in the recognition of U.S. federal and state deferred tax assets and a corresponding decrease to income tax expense in the period the release is recorded.

Prior Period Reclassification

As indicated in Note 2 in our consolidated financial statements, beginning in the fourth quarter of 2024, we reclassified personnel costs including salaries, bonuses, benefits, and stock-based compensation related to our customer support employees, and certain other costs from sales and marketing and research and development to cost of revenue in order to better reflect the cost of supporting our growing customer base, and to improve comparability with peers. We have reclassified $8.0 million and $3.4 million from sales and marketing and research and development, respectively, to cost of revenue for the year ended December 31, 2023. We believe this refined methodology better reflects the nature of the costs and financial performance of the Company as it operates.

As a result, the Consolidated Statements of Operations have been recast for prior periods presented to reflect the effects of the changes in cost of revenue, gross profit, sales and marketing, research and development and total operating expenses. There was no change in income from operations, net income attributable to common stockholders or net income per share attributable to common stockholders for the year ended December 31, 2023 as a result of these reclassifications. The Consolidated Balance Sheets, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Stockholders' Equity, and the Consolidated Statements of Cash Flows were not affected by changes in the presentation of these costs.

Results of Operations

The following table sets forth our results of operations for the periods presented:

| | Year Ended December 31, | | |
| | 2024 | 2023 | 2022 |
	(in thousands)		
Revenue	$ 780,615	$ 692,884	$ 576,322
Cost of revenue[(1)(2)]	314,672	295,387	211,927
Gross profit	465,943	397,497	364,395
Operating expenses:			
Research and development[(1)(2)]	142,499	136,917	143,885
Sales and marketing[(1)(2)]	71,570	65,055	81,022
General and administrative[(2)]	160,867	162,742	165,185
Restructuring and other charges[(2)]	—	20,887	—
Total operating expenses	374,936	385,601	390,092
Income (loss) from operations	91,007	11,896	(25,697)
Other income, net	6,692	14,880	1,812
Income (loss) before income taxes	97,699	26,776	(23,885)
Income tax expense	(13,207)	(7,367)	(3,919)
Net income (loss) attributable to common stockholders	$ 84,492	$ 19,409	$ (27,804)

_____

(1) Amounts for the year ended December 31, 2023 have been recast to conform with current period presentation. Refer to Note 2. Summary of Significant Accounting Policies, *Prior Period Reclassification*, in Item 8. in the consolidated financial statements for further details.

(2) Includes stock-based compensation as follows:

	Year Ended December 31,					
	2024		**2023**		**2022**	
	(in thousands)					
Cost of revenue[1]	$	5,889	$	5,685	$	1,820
Research and development[1]		38,285		42,040		39,354
Sales and marketing[1]		10,093		13,177		14,909
General and administrative[2]		36,278		23,508		49,746
Restructuring and other charges		—		3,937		—
Total	$	90,545	$	88,347	$	105,829

_____

(1) Amounts for the year ended December 31, 2023 have been recast to conform with current period presentation. Refer to Note 2. Summary of Significant Accounting Policies, *Prior Period Reclassification*, in Item 8. in the consolidated financial statements for further details.

(2) Amount includes $31.3 million of recognized stock-based compensation related to our former CEO's MRSUs that was estimated to be forfeited and therefore reversed for the year ended December 31, 2023.

The following table sets forth our results of operations as a percentage of revenue for the periods presented:

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue	100 %	100 %	100 %
Cost of revenue[1]	40	43	37
Gross profit	60	57	63
Operating expenses:			
Research and development[1]	18	20	25
Sales and marketing[1]	9	9	14
General and administrative	21	23	29
Restructuring and other charges	—	3	—
Total operating expenses[2]	48	56	68
Income (loss) from operations[2]	12	2	(4)
Other income, net	1	2	—
Income (loss) before income taxes[2]	13	4	(4)
Income tax expense	(2)	(1)	(1)
Net income (loss) attributable to common stockholders[2]	11 %	3 %	(5)%

_____

(1) Amounts for the year ended December 31, 2023 have been recast to conform with current period presentation. Refer to Note 2. Summary of Significant Accounting Policies, *Prior Period Reclassification*, in Item 8. in the consolidated financial statements for further details.

(2) May not foot due to rounding.

A discussion regarding our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 is presented below. A discussion regarding our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 can be found under Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 21, 2024, which is available on the SEC's website at www.sec.gov.

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

	Year Ended December 31,		$ Change	% Change
	2024	2023		
	(in thousands)			
Revenue	$ 780,615	$ 692,884	$ 87,731	13%

Revenue increased $87.7 million, or 13%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase in revenue was primarily driven by a 11% increase in ARPU to $100.71 from $90.99; and a 15% increase in revenue from Higher Spend Customers. The increase in ARPU was primarily driven by continued adoption of our products by our existing customers leading to higher average usage of our platform.

Cost of Revenue

	Year Ended December 31,		$ Change	% Change
	2024	2023		
	(in thousands)			
Cost of revenue	$ 314,672	$ 295,387	$ 19,285	7%

Cost of revenue increased $19.3 million, or 7%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The change is primarily due to increases of $11.6 million in depreciation and amortization due to our continued investment in AI/ML offerings and infrastructure, as well as acquired finance leases and acquired developed technology, $6.5 million in fixed and variable operating leases relating to co-location facilities, $3.4 million in third-party license fees, $2.8 million in costs related to our revenue share programs and $1.8 million in personnel costs, partially offset by decreases of $3.9 million in ancillary equipment and $2.5 million in bandwidth expenses. Gross profit increased to 60% for the year ended December 31, 2024 from 57% for the year ended December 31, 2023, primarily due to decreases in co-location costs, ancillary equipment and bandwidth expenses as a percentage of revenue as a result of our ongoing cost optimization efforts, offset by our continued investment in AI/ML offerings.

Operating Expenses

	Year Ended December 31,		$ Change	% Change
	2024	2023		
	(in thousands)			
Research and development	$ 142,499	$ 136,917	$ 5,582	4%
Sales and marketing	71,570	65,055	6,515	10%
General and administrative	160,867	162,742	(1,875)	(1%)
Restructuring and other charges	—	20,887	(20,887)	(100%)
Total operating expenses	$ 374,936	$ 385,601	$ (10,665)	(3%)

Research and development expenses increased $5.6 million, or 4%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The change is primarily due to increases of $2.9 million in professional services costs and $1.5 million in personnel costs, mainly driven by increased headcount, and $1.3 million in other operating costs.

Sales and marketing expenses increased $6.5 million, or 10%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The change is primarily due to increases of $4.3 million in advertising expenses, $1.6 million in professional services costs, $1.5 million in other operating costs and $1.4 million in amortization of acquired intangibles assets, partially offset by a $2.2 million decrease in personnel costs largely due to the reversal of stock-based compensation from forfeited RSUs.

General and administrative expenses decreased $1.9 million, or 1%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The change is primarily due to decreases of $32.7 million in personnel costs, primarily from reduced acquisition-related deferred compensation as well as reversal of stock-based compensation from forfeited RSUs, and $2.6 million in professional services costs, partially offset by increases of $31.3 million reversal of stock-based compensation attributed to our former CEO's forfeited MRSUs and $1.5 million in payment processing costs due to revenue growth.

There were $20.9 million in Restructuring and other charges during the year ended December 31, 2023 and no such charges during the year ended December 31, 2024. The 2023 charges were primarily due to one-time severance and benefit payments, as well as stock-based compensation, related to vesting of certain equity awards in connection with the restructuring we announced in February 2023, which was substantially completed in 2023.

Other Income, net

| | Year Ended December 31, | | | |
| | 2024 | 2023 | $ Change | % Change |
	(in thousands)			
Other income, net	$ 6,692	$ 14,880	$ (8,188)	(55%)

Other income, net decreased $8.2 million, or 55%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to decreases of $3.9 million in interest income from marketable securities as they were reallocated at maturity to cash and money market funds in 2024 and $3.9 million in foreign currency fluctuations from our operations.

Income Tax Expense

| | Year Ended December 31, | | | |
| | 2024 | 2023 | $ Change | % Change |
	(in thousands)			
Income expense	$ (13,207)	$ (7,367)	$ (5,840)	79%

Income tax expense increased $5.8 million, or 79%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily as a result of increased revenue, the capitalization of R&D expenses under Section 174, adjustments related to stock-based compensation for tax purposes, and additional reserves for uncertain tax positions recorded in 2024.

Liquidity and Capital Resources

We have funded our operations since inception primarily with cash flow generated by operations, private offerings of our equity and debt securities, borrowings under our existing credit facility and capital expenditure financings. Cash provided from these sources is used primarily for operating expenses, such as personnel and co-location costs, and capital expenditures, including our investments in AI/ML and other core product offerings. From time to time, we may also use excess cash and/or debt for share repurchases and investments in marketable securities and cash equivalents.

We believe our existing cash and cash equivalents, cash flow from operations and availability under our Credit Facility (as defined in Note. 8. Debt in Item 8. in the consolidated financial statements) will be sufficient to support working capital and capital expenditure requirements and our outstanding contractual commitments for at least the next 12 months and in the long term.

We have historically repurchased our common stock pursuant to repurchase programs approved by our Board of Directors. In February 2024, our Board of Directors approved an additional repurchase program of up to an aggregate of $140 million of our common stock through fiscal year 2025. For the year ended December 31, 2024, we repurchased and retired 1,511,909 shares of common stock for an aggregate purchase price of $57.4 million. The program will expire on December 31, 2025.

As of December 31, 2024, we had $88.8 million of estimated undiscounted fixed payment obligations for leases of co-location space at data center facilities that have not yet commenced and were not included on the Consolidated Balance Sheets. These leases are expected to commence between January 2025 and August 2025, and have a weighted average lease term of 6.2 years.

As of December 31, 2024, we had $428.4 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash and money market funds.

We may from time to time seek to retire or purchase our outstanding equity or debt, including the repurchase of our common stock or the Convertible Notes (as defined in Note. 8. Debt in Item 8. in the consolidated financial statements), through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. Further, any such purchases or exchanges may result in us acquiring and retiring a substantial amount of such indebtedness, which could impact the trading liquidity of such indebtedness.

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		
(In thousands)	**2024**	**2023**	**2022**
Net cash provided by operating activities	$ 282,725	$ 234,942	$ 195,152
Net cash (used in) provided by investing activities	(94,805)	401,152	(1,148,158)
Net cash used in financing activities	(76,446)	(468,903)	(610,363)
Increase (decrease) in cash, cash equivalents and restricted cash	111,210	167,176	(1,563,618)

Operating Activities

Our largest source of operating cash is cash collections from sales to our customers. Our primary uses of cash from operating activities are for personnel costs, co-location costs, payment processing fees, bandwidth and connectivity, server maintenance, software licensing fees, and taxes.

Net cash provided by operating activities was $282.7 million, $234.9 million and $195.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. The increase was primarily driven by an increase in cash collections from higher revenues. These increases were partially offset by payments for leases, acquisition-related compensation, cash bonuses and taxes.

Investing Activities

Net cash used in investing activities was $94.8 million for the year ended December 31, 2024 compared to $401.2 million provided by investing activities for the year ended December 31, 2023. The increase in cash used in investing activities was primarily driven by a $535.6 million reallocation of our marketable securities portfolio to cash equivalents and an increase of $61.7 million in cash payments for capital expenditures, partially offset by $99.0 million decline in cash paid for acquisition of businesses, net of cash acquired, and a $2.5 million decrease in cash activity for asset acquisitions.

Net cash provided by investing activities was $401.2 million for the year ended December 31, 2023 compared to $1.1 billion used in investing activities for the year ended December 31, 2022. The increase in cash provided by investing activities was primarily driven by a $1.3 billion net activity in our marketable securities portfolio and a $206.1 million decline in cash paid for acquisition of businesses, net of cash acquired. Capital expenditures increased $9.5 million, primarily due to $16.5 million related to our AI/ML offerings resulting from the Paperspace acquisition partially offset by a $7.0 million decrease related to legacy product offerings.

Financing Activities

Net cash used in financing activities of $76.4 million and $468.9 million for the years ended December 31, 2024 and 2023, respectively, was primarily due to the repurchase and retirement of our common stock for $59.8 million and $488.5 million, respectively.

Net cash used in financing activities of $468.9 million and $610.4 million for the years ended December 31, 2023 and 2022, respectively, was primarily due to the repurchase and retirement of our common stock for $488.5 million and $600.0 million, respectively.

Contractual Obligations and Commitments

We have various contractual obligations and commitments, such as long-term leases, purchase commitments and long-term debt, that are disclosed in the footnotes to the consolidated financial statements. See Note 8. Debt; Note 9. Leases; and Note 10. Commitments and Contingencies to our consolidated financial statements included in Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for further information regarding these commitments.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that the following accounting policies involve a greater degree of judgment and complexity in the preparation of our consolidated financial statements. We have other significant accounting policies that are more fully described in Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements in Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. Both our critical and significant accounting policies are important to an understanding of the consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with FASB Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606).

We account for revenue using the following steps:

> 1. Identify the contract with a customer

We consider the terms and conditions of the contract and our customary business practices in identifying our contracts under ASC 606. We determine we have a contract with a customer when the customer agrees to the terms of service, we can identify each party's rights regarding the services to be transferred, we can identify the payment terms for the services, we have determined the customer has the ability and intent to pay and the contract has commercial substance. We apply judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience or, in the case of a new customer, we apply security checks and validate their payment method.

> 2. Identify the performance obligations in the contract

Our performance obligation is to provide our cloud-based infrastructure for customers to use at the customers' election. The availability of services is free of charge, and therefore we have no performance obligation until the customer elects to use the services.

> 3. Determine the transaction price

The transaction price is calculated based on the customer's usage for the month at an hourly rate that is published on the Company's website. None of our contracts contain a significant financing component.

> 4. Allocate the transaction price to performance obligations in the contract

The transaction price is calculated based on actual monthly usage and pricing that is published on the Company's website. This is considered a single performance obligation, and thus the entire transaction price is allocated to the single performance obligation.

> 5. Recognize revenue when or as we satisfy a performance obligation

We offer mission-critical solutions across Infrastructure-as-a-Service (IaaS), including our Droplet virtual machines, storage and networking offerings; Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS), including our Managed Hosting, Managed Database, Managed Kubernetes and Marketplace offerings; and artificial intelligence and machine learning (AI/ML), including our GPU Droplets, Notebooks and GenAI Platform offerings. We recognize revenue largely based on the customer utilization of these resources. Fees are billed monthly, and payment is typically due upon invoicing. Revenue is recognized net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Our global cloud platform is supported by various third parties. We considered the principal versus agent guidance in ASC 606 and concluded that we are the principal for all services provided to our customers.

We may offer sales incentives in the form of promotional and referral credits and grant credits to encourage customers to use our services. These types of promotional and referral credits typically expire in two months or less if not used. For credits earned with a purchase, they are recorded as contract liabilities when earned and recognized at the earlier of redemption or expiration. The majority of credits are redeemed in the month they are earned.

Timing of revenue recognition may differ from the timing of invoicing to customers. We record a receivable when revenue is recognized prior to invoicing. Any payments received in advance of billing are a contract liability, which is recorded as Deferred revenue within Total current liabilities on the Consolidated Balance Sheets.

Business Combinations

We apply the provisions of ASC 805, Business Combinations (ASC 805), in accounting for our acquisitions. ASC 805 requires that we evaluate whether a transaction pertains to an acquisition of assets or to an acquisition of a business. A business is defined as an integrated set of assets and activities that is capable of being conducted and managed for the purpose of providing a return to investors. Asset acquisitions are accounted for by allocating the cost of the acquisition to the individual assets and liabilities assumed on a relative fair value basis; whereas the acquisition of a business requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at the acquisition date fair values. Goodwill as of the acquisition date represents the excess purchase price over the fair value of identifiable net assets acquired in a business combination. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as any contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of a business acquisition's measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date, to determine the fair value of assets acquired and liabilities assumed, including the selection of valuation methodologies, estimates of future revenue and cash flows and discount rates in determining the fair value of intangible assets. Although we believe that the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

In addition, uncertain tax positions and tax related valuation allowances assumed in a business combination are initially estimated as of the acquisition date. We reevaluate these items quarterly based upon facts and circumstances that existed as of the acquisition date with any adjustments to our preliminary estimates being recorded to goodwill if identified within the measurement period. Subsequent to the measurement period or our final determination of the tax allowance's or contingency's estimated value, whichever comes first, changes to these uncertain tax positions and tax related valuation allowances will affect our provision for income taxes in our consolidated statement of operations and could have a material impact on our results of operations and financial position.

Recently Adopted Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements in Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for information about recent accounting pronouncements.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP, we provide investors with non-GAAP financial measures including: (i) adjusted EBITDA and adjusted EBITDA margin and (ii) non-GAAP net income and non-GAAP diluted net income per share. These measures are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Our calculations of each of these measures may differ from the calculations of measures with the same or similar titles by other companies and therefore comparability may be limited. Because of these limitations, when evaluating our performance, you should consider each of these non-GAAP financial measures alongside other financial performance measures, including the most directly comparable financial measure calculated in accordance with GAAP and our other GAAP results. A reconciliation of each of our non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with GAAP is set forth below.

Adjusted EBITDA and Adjusted EBITDA Margin

We define adjusted EBITDA as net income attributable to common stockholders, adjusted to exclude depreciation and amortization, stock-based compensation, interest expense, acquisition related compensation, acquisition and integration related costs, income tax expense, loss on extinguishment of debt, restructuring and other charges, restructuring related charges, impairment of certain long-lived assets, and interest income and other income, net. We define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenue. We believe that adjusted EBITDA, when taken together with our GAAP financial results, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business, evaluating our operating performance, and for internal planning and forecasting purposes.

Our calculation of adjusted EBITDA and adjusted EBITDA margin may differ from the calculations of adjusted EBITDA and adjusted EBITDA margin by other companies and therefore comparability may be limited. Because of these limitations, when evaluating our performance, you should consider adjusted EBITDA and adjusted EBITDA margin alongside other financial performance measures, including our net income attributable to common stockholders and other GAAP results.

The following table presents a reconciliation of Net income attributable to common stockholders, the most directly comparable financial measure stated in accordance with GAAP, to adjusted EBITDA for each of the periods presented:

	Year Ended December 31,		
(In thousands)	**2024**	**2023**	**2022**
GAAP Net income (loss) attributable to common stockholders	$ 84,492	$ 19,409	$ (27,804)
Adjustments:			
Depreciation and amortization	130,052	117,866	102,232
Stock-based compensation[1]	90,398	115,019	105,829
Interest expense	9,113	8,945	8,396
Acquisition related compensation	12,661	27,763	9,443
Acquisition and integration related costs	—	6,145	5,439
Income tax expense	13,207	7,367	3,919
Loss on extinguishment of debt	—	—	407
Restructuring and other charges[1]	—	20,887	—
Restructuring related charges[1][2]	4,025	(23,535)	—
Impairment of certain long-lived assets	356	1,140	1,635
Interest income and other income, net[3]	(15,805)	(23,825)	(10,615)
Adjusted EBITDA	$ 328,499	$ 277,181	$ 198,881
As a percentage of revenue:			
Net income margin	11%	3%	(5)%
Adjusted EBITDA margin	42%	40%	35 %

_____

(1) For the year ended December 31, 2024, non-GAAP stock-based compensation excludes $0.1 million as it is presented in Restructuring related charges. For the year ended December 31, 2023, non-GAAP stock-based compensation excludes the $31.3 million reversal related to the former CEO's forfeited MRSU award that is reported in Restructuring related charges, as well as $3.9 million that is reported in Restructuring and other charges, in the table above.

(2) For the year ended December 31, 2024, primarily consists of executive reorganization charges. For the year ended December 31, 2023, primarily consists of the $31.3 million reversal of stock-based compensation related to the former CEO's forfeited MRSU award, partially offset by salary continuation charges, executive reorganization charges including severance, CEO search firm fees, and other legal and professional service costs.

(3) For the years ended December 31, 2024 and 2023, primarily consists of interest and accretion income from our cash and cash equivalents and marketable securities.

Non-GAAP Net Income and Non-GAAP Diluted Net Income Per Share

We define non-GAAP net income as net income attributable to common stockholders, excluding stock-based compensation, acquisition related compensation, amortization of acquired intangibles, acquisition and integration related costs, loss on extinguishment of debt, restructuring and other charges, restructuring related charges, impairment of certain long-lived assets, and other unusual or non-recurring transactions as they occur. We define non-GAAP diluted net income per share as non-GAAP net income divided by the weighted-average diluted shares outstanding, which includes the potentially dilutive effect of our stock options, RSUs, PRSUs, and Convertible Notes.

We believe non-GAAP diluted net income per share provides our management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as this metric generally eliminates the effects of unusual or non-recurring items from period to period for reasons unrelated to overall operating performance.

The following table presents a reconciliation of Net income (loss) attributable to common stockholders, the most directly comparable financial measure stated in accordance with GAAP, to Non-GAAP Net income for each of the periods presented:

(In thousands, except per share amounts)	Year Ended December 31,		
	2024	**2023**	**2022**
GAAP Net income (loss) attributable to common stockholders	$ 84,492	$ 19,409	$ (27,804)
Stock-based compensation[1]	90,398	115,019	105,829
Acquisition related compensation	12,661	27,763	9,443
Amortization of acquired intangible assets	22,426	18,967	6,301
Acquisition and integration related costs	—	6,145	5,439
Loss on extinguishment of debt	—	—	407
Restructuring and other charges[1]	—	20,887	—
Restructuring related charges[1][2]	4,025	(23,535)	—
Impairment of certain long-lived assets	356	1,140	1,635
Non-GAAP income tax adjustment[3]	(23,202)	(25,469)	(34)
Non-GAAP Net income	$ 191,156	$ 160,326	$ 101,216
Non-cash charges related to convertible notes[4]	$ 6,357	$ 6,249	$ 5,910
Non-GAAP Net income used to compute net income per share, diluted	$ 197,513	$ 166,575	$ 107,126
GAAP Net income (loss) per share attributable to common stockholders, diluted	$ 0.89	$ 0.20	$ (0.28)
Stock-based compensation[1]	0.88	1.10	0.91
Acquisition related compensation	0.12	0.26	0.09
Amortization of acquired intangible assets	0.22	0.18	0.06
Acquisition and integration related costs	—	0.06	0.06
Restructuring and other charges[1]	—	0.20	—
Restructuring related charges[1][2]	0.04	(0.23)	—
Impairment of certain long-lived assets	—	0.01	0.01
Non-cash charges related to convertible notes[4]	0.06	0.06	0.06
Non-GAAP income tax adjustment[3]	(0.30)	(0.25)	—
Non-GAAP Net income per share, diluted*	$ 1.92	$ 1.59	$ 0.91
GAAP Weighted-average shares used to compute net income per share, diluted	94,503	96,415	100,806
Weighted-average dilutive effect of potentially dilutive securities	8,403	8,403	17,372
Non-GAAP Weighted-average shares used to compute net income per share, diluted	102,906	104,818	118,178

*may not foot due to rounding

---

(1) For the year ended December 31, 2024, non-GAAP stock-based compensation excludes $0.1 million as it is presented in Restructuring related charges. For the year ended December 31, 2023, non-GAAP stock-based compensation excludes the $31.3 million reversal related to the former CEO's forfeited MRSU award that is reported in Restructuring related charges, as well as $3.9 million that is reported in Restructuring and other charges, in the table above.

(2) For the year ended December 31, 2024, primarily consists of executive reorganization charges. For the year ended December 31, 2023, primarily consists of the $31.3 million reversal of stock-based compensation related to the former CEO's forfeited MRSU award, partially offset by salary continuation charges, executive reorganization charges including severance, CEO search firm fees, and other legal and professional service costs.

(3) For the years ended December 31, 2024 and 2023, we used a tax rate of 16% and 17%, respectively, which we believe is a reasonable estimate of our long-term effective tax rate applicable to non-GAAP pre-tax income for 2024 and 2023, respectively.

(4) Consists of non-cash interest expense for amortization of deferred financing fees related to the Convertible Notes.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

At December 31, 2024, we had cash, cash equivalents and marketable securities of $428 million, which were held for working capital purposes. Our cash equivalents consist of highly liquid investments in money market funds. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these instruments. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. As of December 31, 2024, the effect of a hypothetical 10% change in interest rates would have changed the fair value of our investments in cash equivalents and marketable securities by an immaterial amount. Fluctuations in the fair value of our investments in marketable securities caused by a change in interest rates (gains or losses on the carrying amount) are recorded in other comprehensive income (loss), and are realized only if we sell the underlying securities prior to maturity.

Convertible Notes

In November 2021, we issued our Convertible Notes with an aggregate principal amount of $1.5 billion.

The Convertible Notes have a fixed annual interest rate of 0.0%, and accordingly, we do not have economic interest rate exposure on the Convertible Notes. However, the fair value of the Convertible Notes is exposed to interest rate risk. Generally, the fair value of the Convertible Notes will increase as interest rates fall and decrease as interest rates rise. We carry the Convertible Notes at face value less unamortized discount and issuance costs on our balance sheet, and we present the fair value for required disclosure purposes only. In addition, the fair value of the Convertible Notes also fluctuates when the market price of our common stock fluctuates. The fair value was determined based on the quoted bid price of the Convertible Notes in an over-the-counter market on the last trading day of the reporting period. For further information refer to Note 6. Fair Value Measurements, Financial Instruments Not Recorded at Fair Value on a Recurring Basis and Note 8. Debt, to the consolidated financial statements included in Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Foreign Currency Exchange Risk

Our sales are primarily denominated in U.S. dollars, and therefore our revenue is generally not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in Australia, Canada, Germany, India, the Netherlands, Pakistan, United Kingdom and the United States. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. A hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies would not have a material effect on our operating results.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

DIGITALOCEAN HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of DigitalOcean Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of DigitalOcean Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders' (deficit) equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes

As described in Notes 2 and 14 to the consolidated financial statements, the Company's income tax expense was $13.2 million for the year ended December 31, 2024 and the Company's net deferred tax liability balance was $3.9 million as of December 31, 2024. The Company accounts for income taxes pursuant to the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax assets and liabilities are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income.

The principal consideration for our determination that performing procedures relating to income taxes is a critical audit matter is a high degree of auditor effort in performing procedures related to income taxes. As disclosed by management, a material weakness existed during the year related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to income taxes. These procedures also included, among others (i) evaluating and determining the nature and extent of audit procedures performed and evidence obtained that are responsive to the material weakness that existed during the year ended December 31, 2024; (ii) testing the provision for income taxes, including the effective tax rate reconciliation and permanent and temporary differences; (iii) testing the completeness and accuracy of underlying data used in measuring and recognizing deferred tax assets and liabilities; and (iv) evaluating management's assessment of the realizability of deferred tax assets on a jurisdictional basis.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

February 25, 2025

We have served as the Company's auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of DigitalOcean Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), stockholders' (deficit) equity and cash flows of DigitalOcean Holdings, Inc. (the Company) for the year ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor from 2015 to 2023.

New York, New York

February 22, 2023, except for the effects of the revision discussed in Note 2 (not presented herein) to the consolidated financial statements appearing under Item 8 of the Company's 2022 Annual Report (Form 10-K/A) and Note 14, as to which the date is August 11, 2023.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

DIGITALOCEAN HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31, 2024	December 31, 2023
Current assets:		
Cash and cash equivalents	$ 428,446	$ 317,236
Marketable securities	—	94,532
Accounts receivable, less allowance for credit losses of $5,940 and $5,848, respectively	72,486	62,186
Prepaid expenses and other current assets	40,786	29,040
Total current assets	541,718	502,994
Property and equipment, net	432,544	305,444
Restricted cash	1,747	1,747
Goodwill	348,674	348,322
Intangible assets, net	117,718	140,151
Operating lease right-of-use assets, net	187,877	155,201
Deferred tax assets	200	1,994
Other assets	8,537	5,114
Total assets	$ 1,639,015	$ 1,460,967
Current liabilities:		
Accounts payable	$ 54,565	$ 3,957
Accrued other expenses	38,156	31,046
Deferred revenue	5,397	5,340
Operating lease liabilities, current	75,785	81,320
Other current liabilities	47,052	70,982
Total current liabilities	220,955	192,645
Deferred tax liabilities	4,123	3,533
Long-term debt	1,485,366	1,477,798
Operating lease liabilities, non-current	130,431	91,161
Other long-term liabilities	1,095	9,528
Total liabilities	1,841,970	1,774,665
Commitments and Contingencies (Note 10)		
Preferred stock ($0.000025 par value per share; 10,000,000 shares authorized; 0 shares issued and outstanding as of December 31, 2024 and 2023)	—	—
Common stock ($0.000025 par value per share; 750,000,000 shares authorized; 92,234,517 and 90,243,442 issued and outstanding as of December 31, 2024 and 2023, respectively)	2	2
Additional paid-in capital	57,282	30,989
Accumulated other comprehensive loss	(1,497)	(452)
Accumulated deficit	(258,742)	(344,237)
Total stockholders' deficit	(202,955)	(313,698)
Total liabilities and stockholders' deficit	$ 1,639,015	$ 1,460,967

See accompanying notes to consolidated financial statements

DIGITALOCEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue	$ 780,615	$ 692,884	$ 576,322
Cost of revenue	314,672	295,387	211,927
Gross profit	465,943	397,497	364,395
Operating expenses:			
Research and development	142,499	136,917	143,885
Sales and marketing	71,570	65,055	81,022
General and administrative	160,867	162,742	165,185
Restructuring and other charges	—	20,887	—
Total operating expenses	374,936	385,601	390,092
Income (loss) from operations	91,007	11,896	(25,697)
Other income (expense):			
Interest expense	(9,113)	(8,945)	(8,396)
Loss on extinguishment of debt	—	—	(407)
Interest income and other income, net	15,805	23,825	10,615
Other income, net	6,692	14,880	1,812
Income (loss) before income taxes	97,699	26,776	(23,885)
Income tax expense	(13,207)	(7,367)	(3,919)
Net income (loss) attributable to common stockholders	$ 84,492	$ 19,409	$ (27,804)
Net income (loss) per share attributable to common stockholders			
Basic	$ 0.92	$ 0.22	$ (0.28)
Diluted	$ 0.89	$ 0.20	$ (0.28)
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders			
Basic	91,634	90,141	100,806
Diluted	94,503	96,415	100,806

See accompanying notes to consolidated financial statements

DIGITALOCEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income (loss) attributable to common stockholders	$ 84,492	$ 19,409	$ (27,804)
Other comprehensive (loss) income:			
Foreign currency translation adjustments, net of taxes	(1,057)	345	(411)
Unrealized gain (loss) on marketable securities, net of taxes	12	1,251	(1,263)
Other comprehensive (loss) income	(1,045)	1,596	(1,674)
Comprehensive income (loss)	$ 83,447	$ 21,005	$ (29,478)

See accompanying notes to consolidated financial statements

DIGITALOCEAN HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
(in thousands, except share amounts)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount				
Balance at December 31, 2021	109,175,863	$ 2	(1,968,228)	$ (4,598)	$ 769,705	$ (374)	$ (186,538)	$ 578,197
Issuance of common stock under equity incentive plan, net of taxes withheld	2,894,748	—	—	—	(16,626)	—	—	(16,626)
Issuance of common stock under employee stock purchase plan, net of taxes withheld	256,718	—	—	—	7,925	—	—	7,925
Repurchase and retirement of common stock	(13,626,594)	—	—	—	(600,000)	—	—	(600,000)
Retirement of treasury stock	(1,968,228)	—	1,968,228	4,598	(4,598)	—	—	—
Stock-based compensation	—	—	—	—	107,551	—	—	107,551
Other comprehensive loss	—	—	—	—	—	(1,674)	—	(1,674)
Net loss attributable to common stockholders	—	—	—	—	—	—	(27,804)	(27,804)
Balance at December 31, 2022	96,732,507	2	—	—	263,957	(2,048)	(214,342)	47,569
Issuance of common stock under equity incentive plan, net of taxes withheld	7,785,464	—	—	—	16,307	—	—	16,307
Issuance of common stock under employee stock purchase plan, net of taxes withheld	212,980	—	—	—	4,977	—	—	4,977
Repurchase and retirement of common stock including related costs	(14,487,509)	—	—	—	(344,035)	—	(149,304)	(493,339)
Stock-based compensation	—	—	—	—	89,783	—	—	89,783
Other comprehensive income	—	—	—	—	—	1,596	—	1,596
Net income attributable to common stockholders	—	—	—	—	—	—	19,409	19,409
Balance at December 31, 2023	90,243,442	2	—	—	30,989	(452)	(344,237)	(313,698)
Issuance of common stock under equity incentive plan, net of taxes withheld	3,332,573	—	—	—	(15,249)	—	—	(15,249)
Issuance of common stock under employee stock purchase plan, net of taxes withheld	170,411	—	—	—	4,095	—	—	4,095
Repurchase and retirement of common stock including related costs	(1,511,909)	—	—	—	(55,904)	—	1,003	(54,901)
Stock-based compensation	—	—	—	—	93,351	—	—	93,351
Other comprehensive loss	—	—	—	—	—	(1,045)	—	(1,045)
Net income attributable to common stockholders	—	—	—	—	—	—	84,492	84,492
Balance at December 31, 2024	92,234,517	$ 2	—	$ —	$ 57,282	$ (1,497)	$ (258,742)	$ (202,955)

See accompanying notes to consolidated financial statements

DIGITALOCEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Operating activities			
Net income (loss) attributable to common stockholders	$ 84,492	$ 19,409	$ (27,804)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	130,052	117,866	102,232
Stock-based compensation	90,545	88,347	105,829
Provision for expected credit losses	16,446	15,357	16,551
Operating lease right-of-use assets and liabilities, net	324	5,709	11,417
Loss on extinguishment of debt	—	—	407
Net accretion of discounts and amortization of premiums on investments	2,569	1,866	(6,135)
Non-cash interest expense	7,987	7,949	7,880
Impairment of certain long-lived assets	356	1,140	1,635
Deferred income taxes	2,337	(67)	(1,835)
Release of VAT reserve	—	(819)	—
Other	4,921	627	166
Changes in operating assets and liabilities:			
Accounts receivable	(26,746)	(22,668)	(26,645)
Prepaid expenses and other current assets	(12,099)	(9,593)	(1,424)
Accounts payable and accrued expenses	7,423	(11,077)	5,500
Deferred revenue	57	(315)	(290)
Other assets and liabilities	(25,939)	21,211	7,668
Net cash provided by operating activities	282,725	234,942	195,152
Investing activities			
Capital expenditures - property and equipment	(178,167)	(119,299)	(106,389)
Capital expenditures - internal-use software development	(8,356)	(5,514)	(8,913)
Purchase of intangible assets	—	—	(4,915)
Cash paid for acquisition of businesses, net of cash acquired	—	(99,023)	(305,170)
Cash paid for asset acquisitions	—	(2,500)	(5,400)
Purchase of marketable securities	—	(352,313)	(1,695,165)
Sales of marketable securities	—	—	19,992
Maturities of marketable securities	91,675	979,565	956,847
Purchased interest on marketable securities	—	(151)	(1,575)
Proceeds from interest on marketable securities	—	151	1,549
Proceeds from sale of equipment	43	236	981
Net cash (used in) provided by investing activities	(94,805)	401,152	(1,148,158)
Financing activities			
Payment of debt issuance costs	—	—	(1,520)
Proceeds related to the issuance of common stock under equity incentive plan	13,069	38,410	11,509
Proceeds from the issuance of common stock under employee stock purchase plan	4,095	4,977	7,926
Principal repayments of finance leases	(5,475)	(2,260)	—
Employee payroll taxes paid related to net settlement of equity awards	(28,347)	(21,575)	(28,278)
Repurchase and retirement of common stock including related costs	(59,788)	(488,455)	(600,000)

See accompanying notes to consolidated financial statements

DIGITALOCEAN HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Net cash used in financing activities	(76,446)	(468,903)	(610,363)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(264)	(15)	(249)
Increase (decrease) in cash, cash equivalents and restricted cash	111,210	167,176	(1,563,618)
Cash, cash equivalents and restricted cash - beginning of period	318,983	151,807	1,715,425
Cash, cash equivalents and restricted cash - end of period	$ 430,193	$ 318,983	$ 151,807
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 1,048	$ 916	$ 475
Cash paid for taxes, net of refunds	19,667	2,723	4,567
Operating cash flows paid for operating leases	83,070	74,248	49,870
Non-cash investing and financing activities:			
Capitalized stock-based compensation	$ 2,807	$ 1,440	$ 1,722
Property and equipment received but not yet paid, included in Accounts payable and Accrued other expenses	55,260	4,826	15,689
Operating right-of-use assets obtained in exchange for operating lease liabilities	113,230	73,440	204,105
Finance right-of-use assets obtained in exchange for finance lease liabilities	324	11,938	—

See accompanying notes to consolidated financial statements

DIGITALOCEAN HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

Note 1. Nature of the Business and Organization

DigitalOcean Holdings, Inc. and its subsidiaries (collectively, the Company, we, our, us) is a leading cloud computing platform, offering simple, scalable and approachable on-demand infrastructure and platform services for developers at growing technology companies. The Company's platform simplifies cloud computing, enabling its customers to rapidly accelerate innovation and productivity. The Company offers mission-critical solutions across Infrastructure-as-a-Service (IaaS), including Droplet virtual machines, storage and networking offerings; Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS), including Managed Hosting, Managed Database, Managed Kubernetes and Marketplace offerings; and artificial intelligence and machine learning (AI/ML), including our GPU Droplets, Notebooks and GenAI Platform offerings. The Company continues to invest in its platform to further penetrate the growing markets in which it operates.

The Company has adopted a holding company structure and the primary operations are performed globally through its wholly owned operating subsidiaries.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include accounts of the Company and all wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Prior Period Reclassification

Beginning in the fourth quarter of 2024, the Company reclassified personnel costs including salaries, bonuses, benefits, and stock-based compensation related to customer support employees, and certain other costs from sales and marketing and research and development to cost of revenue in order to better reflect the cost of supporting its growing customer base, and to improve comparability with peers. The Company has reclassified $7,972 and $3,448 from sales and marketing and research and development, respectively, to cost of revenue for the year ended December 31, 2023.We believe this refined methodology better reflects the nature of the costs and financial performance of the Company as it operates.

As a result, the Consolidated Statements of Operations have been recast for prior periods presented to reflect the effects of the changes in cost of revenue, gross profit, sales and marketing, research and development and total operating expenses. There was no change in income from operations, net income attributable to common stockholders or net income per share attributable to common stockholders for the year ended December 31, 2023 as a result of these reclassifications. The Consolidated Balance Sheets, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Stockholders' Equity, and the Consolidated Statements of Cash Flows were not affected by changes in the presentation of these costs.

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make, on an ongoing basis, estimates, judgments and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Such estimates include, but are not limited to, those related to revenue recognition, accounts receivable and related reserves, useful lives and realizability of long-lived assets, capitalized internal-use software development costs, accounting for stock-based compensation including estimation of the probability of performance vesting conditions, the incremental borrowing rate used to determine lease liabilities, valuation allowances against deferred tax assets, fair value of financial instruments, and the fair value and useful lives of tangible and intangible assets acquired and liabilities assumed resulting from business combinations. Management bases its estimates on historical experience and on various other assumptions which management believes to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are periodically reviewed to consider changes in circumstances, facts and experience.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments in money market funds. As of the year ended December 31, 2023, cash and cash equivalents also consisted of commercial paper and certificates of deposit. Cash equivalents have original maturities from the date of purchase of three months or less. The carrying amounts of cash and cash equivalents approximate fair value because of the short-term maturity and highly liquid nature of these instruments.

Marketable Securities

The Company does not hold marketable securities as of December 31, 2024, as they were reallocated to cash and cash equivalents during the three months ended March 31, 2024. As of December 31, 2023, the Company's marketable securities consisted of commercial paper, U.S. treasury securities and commercial debt securities. The Company determines the appropriate classification of its marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company classifies and accounts for its marketable securities as available-for-sale securities as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. As a result, the Company classifies its marketable securities within Current assets on the Consolidated Balance Sheets.

Available-for-sale securities are recorded at fair value each reporting period. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective interest method. Interest income is recognized when earned. Unrealized gains and losses on these marketable securities are presented net of tax and reported as a separate component of Accumulated other comprehensive loss until realized. Realized gains and losses are determined based on the specific identification method and are reported in interest income and other income, net in the Consolidated Statements of Operations.

The Company periodically evaluates its marketable securities to assess whether an investment's fair value is less than its amortized cost basis and if the decline in the fair value is attributable to a credit loss. Declines in fair value judged to be related to credit loss are reported in interest income and other income, net in the Consolidated Statements of Operations.

Foreign Currency

The reporting currency of the Company is the United States dollar (USD). The functional currency of the Company is USD, and the functional currency of the Company's subsidiaries is primarily the local currency of the jurisdiction in which the foreign subsidiary is located. The assets and liabilities of the Company's subsidiaries are translated to USD at exchange rates in effect at the balance sheet date. All income statement accounts are translated at monthly average exchange rates. Resulting foreign currency translation adjustments are recorded directly in Accumulated other comprehensive loss.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in interest income and other income, net on the Consolidated Statements of Operations when realized.

Restricted Cash

The following table reconciles cash, cash equivalents and restricted cash per the Consolidated Statements of Cash Flows:

	December 31,			
	2024		2023	
Cash and cash equivalents	$	428,446	$	317,236
Restricted cash[(1)]		1,747		1,747
Total cash, cash equivalents and restricted cash	$	430,193	$	318,983

(1)   Includes deposits in financial institutions related to a letter of credit used to secure a lease agreement.

Accounts Receivable Net of Allowance for Expected Credit Losses

Accounts receivable primarily represents revenue recognized that was not invoiced at the balance sheet date and is primarily billed and collected in the following month. Trade accounts receivable are carried at the original invoiced amount less an estimated allowance for expected credit losses based on the probability of future collection. Management determines the adequacy of the allowance based on historical loss patterns, the number of days that customer invoices are past due, reasonable and supportable forecasts of future economic conditions to inform adjustments over historical loss data, and an evaluation of the potential risk of loss associated with specific accounts. When management becomes aware of circumstances that may further decrease the likelihood of collection, it records a specific allowance against amounts due, which reduces the receivable to the amount that management reasonably believes will be collected. The Company records changes in the estimate to the allowance for expected credit losses through provision for expected credit losses and reverses the accounts receivable and related allowance after the potential for recovery is considered remote.

The following table presents the changes in our allowance for expected credit losses for the period presented:

| | December 31, | | |
	2024		2023
Beginning balance	$	5,848	$	6,099
Provision for expected credit losses		16,446		15,357
Write-offs and other		(16,354)		(15,608)
Ending balance	$	5,940	$	5,848

Fair Value of Financial Instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which to transact and the market-based risk. The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The carrying amounts reported in the consolidated financial statements approximate the fair value for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued expenses due to their short-term nature.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets and is included in depreciation and amortization expense in the Consolidated Statements of Operations. The Company includes the amortization of assets that are recorded under finance leases in depreciation expense.

The Company periodically reviews the estimated useful lives of property and equipment. In the fourth quarter of 2024, the Company completed a useful life study for its servers and related equipment and increased the useful life from five years to six years, effective October 1, 2024. These changes decreased depreciation expense, increased income from continuing operations and net income by $8,424, and increased basic and diluted net income per share attributable to common stockholders by $0.09 for the year ended December 31, 2024.

The estimated useful lives of property and equipment are as follows:

Property and Equipment Category	Useful Life
Servers and related equipment	6 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of lease term or remaining useful life
Internal-use software	3 years
Equipment under finance leases	Lesser of lease term or remaining useful life

Leases

The Company leases co-location space at data center facilities and, to a lesser extent, corporate offices, all of which are classified as operating leases. The finance leases are for data center equipment. The Company determines if an arrangement is a lease at contract inception. Operating leases are included in operating lease right-of-use (ROU) assets and current and noncurrent operating lease liabilities on the Company's Consolidated Balance Sheets. Finance lease ROU assets, net of amortization are included in Property and equipment, net, and finance lease liabilities are included in Other current liabilities and Other long-term liabilities on the Company's Consolidated Balance Sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and the corresponding lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of the unpaid lease payments over the lease term. Lease payments used to measure lease liabilities include fixed lease payments at the lease commencement date, including rental escalation provisions. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the lease terms and economic environment at commencement date in determining the present value of future payments. The ROU asset is measured as the amount of the initial lease liability and adjusted for initial direct costs, lease payments made at or before the commencement date, and reduced by tenant incentives received. The Company does not include options for renewal periods or periods beyond the termination dates in the lease in the measurement of ROU assets and lease liabilities until it is reasonably certain that those options will be exercised based on management's assessment of various relevant factors including economic, entity specific, and market-based factors among others.

The Company has lease agreements with lease and non-lease components, which it has elected to combine for all asset classes. The non-lease components of operating leases primarily consist of power. Fixed payments for non-lease components are considered part of the lease component and included in the measurement of the ROU assets and liabilities, and variable payments are expensed as incurred. Variable lease payments generally relate to non-lease components above a contractual minimum fixed amount.

Lease expenses for lease payments under operating leases are recognized on a straight-line basis over the lease term. The Company's operating lease costs for co-location data center facilities are included in Cost of revenue in the Consolidated Statements of Operations and the operating lease costs for corporate offices are included in General and administrative expenses in the Consolidated Statements of Operations. Amortization expense of finance lease ROU assets is recognized on a straight-line basis over the lease term of one to five years, and interest expense for finance lease liabilities is recognized under the effective interest rate method based on the incremental borrowing rate. The Company includes the amortization of assets that are recorded under finance leases in depreciation expense included in cost of revenue in the Consolidated Statements of Operations. Interest expense is included in interest expense in the Consolidated Statements of Operations. For leases with a term of 12 months or less (short-term leases), the Company elected to not recognize the ROU asset or lease liability and the lease payments are recognized in the Consolidated Statements of Operations on a straight-line basis over the lease term.

Capitalization of Internal-Use Software Development Costs

Capitalization of costs incurred in connection with software developed for internal-use commences when both the preliminary project stage is completed and management has authorized further funding for the project, based on a determination that it is probable the project will be completed and used to perform the function intended. Capitalized costs include external consulting fees, payroll and payroll-related costs, and stock-based compensation for employees on development teams who are directly associated with, and who devote time to, internal-use software projects during the application development stage. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use. Costs incurred during the planning, training, and post-implementation stages of the software development lifecycle are expensed as incurred and have been included in research and development expenses in the Consolidated Statements of Operations.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment, intangible assets with definite lives and ROU assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

The Company decided to cease the use of a portion of its leased New York office space in 2022 and entered into two separate subleases agreements with third party subtenants, in which the sublease income is less than the original lease payments indicating impairment. For the year ended December 31, 2022, a reduction to the carrying value of the ROU asset of $1,472 was recorded representing the carrying value amount in excess of the fair value with a corresponding impairment charge recorded to general and administrative expenses in the Consolidated Statements of Operations.

During the year ended December 31, 2024, the Company recorded impairment loss on property and equipment, net of $815. The Company did not incur impairment losses on its property and equipment, net for the years ended December 31, 2023 and 2022. This impairment loss is generally included in research and development expense in the Consolidated Statements of Operations. During the years ended December 31, 2024, 2023 and 2022, the Company recorded an impairment loss of $356, $1,140 and $163, respectively, related to software that is no longer being used. These impairment losses are included in cost of revenue and research and development expenses in the Consolidated Statements of Operations.

Business Combinations

The Company applies the provisions of ASC 805, Business Combinations (ASC 805), in accounting for acquisitions. ASC 805 requires that the Company evaluates whether a transaction pertains to an acquisition of assets or to an acquisition of a business. A business is defined as an integrated set of assets and activities that is capable of being conducted and managed for the purpose of providing a return to investors. Asset acquisitions are accounted for by allocating the cost of the acquisition to the individual assets and liabilities assumed on a relative fair value basis; whereas the acquisition of a business requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at the acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as any contingent consideration, where applicable, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of a business acquisition's measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

Accounting for business combinations requires the Company to make significant estimates and assumptions, especially at the acquisition date, to determine the fair value of assets acquired and liabilities assumed, including the selection of valuation methodologies, estimates of future revenue and cash flows and discount rates in determining the fair value of intangible assets. Although the Company believes that the assumptions and estimates made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results. The assets purchased and liabilities assumed have been reflected in the Consolidated Balance Sheets, and the results are included in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows from the date of acquisition. Acquisition-related transaction costs, including legal and accounting fees and other external costs directly related to the acquisition, are recognized separately from the acquisition and expensed as incurred in general and administrative in the Consolidated Statements of Operations.

In addition, uncertain tax positions and tax related valuation allowances assumed in a business combination are initially estimated as of the acquisition date. The Company reevaluates these items quarterly based upon facts and circumstances that existed as of the acquisition date with any adjustments to our preliminary estimates being recorded to goodwill if identified within the measurement period. Subsequent to the measurement period or the final determination of the tax allowance's or contingency's estimated value, whichever comes first, changes to these uncertain tax positions and tax related valuation allowances will affect the provision for income taxes in our consolidated statement of operations and could have a material impact on the results of operations and financial position.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is an asset representing the future economic benefit arising from other assets acquired in a business combination which are not individually identified and separately recognized. The Company does not amortize goodwill. Goodwill has resulted from prior acquisitions, including Cloudways Ltd. (Cloudways) on September 1, 2022 and Paperspace Co. (Paperspace) on July 5, 2023. As discussed in Note 4. goodwill, was $348,674 as of December 31, 2024 and $348,322 as of December 31, 2023, and represents the excess purchase price over the fair value of identifiable net assets acquired in a business combination. As of December 31, 2024, the Company has a single reporting unit.

Goodwill is reviewed for impairment on an annual basis as of October 1st of each year, or more frequently if a triggering event occurs. The Company performs an assessment of goodwill utilizing either a qualitative or quantitative impairment test. The qualitative impairment test assesses several factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its respective carrying amount. If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its respective carrying amount, a quantitative fair value test is performed. Alternatively, the Company may elect to proceed directly to the quantitative impairment test. In a quantitative impairment test, the Company compares the carrying amount of the reporting unit to its fair value. If the carrying amount of the reporting unit exceeds its fair value, an impairment charge is recognized for the amount by which the carrying amount of the reporting unit exceeds its fair value, up to the amount of goodwill of the reporting unit.

Indefinite-lived intangible assets consist of Internet Protocol (IP) addresses needed for customers to host their server online. The Company evaluates these indefinite-lived intangible assets for impairment on an annual basis as of October 1st of each year and whenever events or changes in circumstances indicate that an impairment may exist.

Intangible assets with indefinite lives were $44,822 and $44,821 as of December 31, 2024 and 2023, respectively, and are included as intangible assets in the Consolidated Balance Sheets.

The Company performs an assessment of indefinite-lived intangible assets utilizing either a qualitative or quantitative impairment test. The qualitative impairment test assesses several factors to determine whether it is more likely than not that the fair value of the assets are less than its respective carrying amounts. If the Company concludes it is more likely than not that the fair value of the assets are less than its respective carrying amounts, a quantitative fair value test is performed. Alternatively, the Company may elect to proceed directly to the quantitative impairment test. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows.

No impairment charges for goodwill and indefinite-lived intangible assets have been recorded during the years ended December 31, 2024, 2023 or 2022.

Definite-Lived Intangible Assets

Intangible assets with definite lives consist of acquired developed technology, trade name, customer relationships, content and brand. Intangible assets with definite lives are stated at cost less accumulated amortization, and are amortized on a basis consistent with the timing and pattern of expected cash flows used to value the intangible asset, generally on a straight-line basis over the useful life of three to ten years. Intangible assets with definite lives were $72,896 and $95,330 as of December 31, 2024 and 2023, respectively, and are included as intangible assets in the Consolidated Balance Sheets.

Revenue Recognition

The Company recognizes revenue in accordance with FASB Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606).

The Company accounts for revenue using the following steps:

1. Identify the contract with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to performance obligations in the contract

5. Recognize revenue when or as we satisfy a performance obligation

The Company provides cloud computing services, including IaaS, PaaS/SaaS and AI/ML, to its customers. The Company recognizes revenue largely based on the customer utilization of these resources. Fees are billed monthly, and payment is typically due upon invoicing. Revenue is recognized net of allowances for credits and any taxes collected from customers.

The Company's customer contracts are typically month-to-month and do not contractually bind customers to a specific usage or term. The Company also has a limited number of commitment contracts that require the customer to spend a minimum amount over the commitment term.

The Company's global cloud platform is supported by various third parties. The Company considered the principal versus agent guidance in ASC 606 and concluded that it is the principal for all services provided to its customers.

The Company may offer sales incentives in the form of promotional and referral credits, and grant credits to encourage customers to use the Company's services. These types of promotional and referral credits typically expire in two months or less if not used. For credits earned with a purchase, they are recorded as contract liabilities when earned and recognized at the earlier of redemption or expiration. The majority of credits are redeemed in the month they are earned.

Timing of revenue recognition may differ from the timing of invoicing to the Company's customers and is largely driven by customer usage. The Company records a receivable when revenue is recognized prior to invoicing. Any payments received in advance of billing are a contract liability, which is recorded as Deferred revenue within Total current liabilities on the Consolidated Balance Sheets.

Cost of Revenue

Cost of revenue consists primarily of fees related to operating the Company's data center facilities, personnel costs of employees providing customer support or operating facilities, and partnership expenses. Cost of revenue includes depreciation of the Company's data center equipment and amortization of acquired technology and capitalized internal-use software development costs. Data center facility fees include data center rental fees, power costs, maintenance fees, network, bandwidth and ancillary equipment. Personnel costs include salaries, bonuses, benefits, and stock-based compensation.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs including salaries, bonuses, benefits and stock-based compensation. Research and development expenses also include amortization of capitalized internal-use software development costs for research and development activities, which are amortized over three years, professional services, software, as well as costs related to the Company's efforts to add new features to existing offerings, develop new offerings, and ensure the security, performance, and reliability of the Company's global cloud platform.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel costs of the Company's sales and marketing and customer success employees, including salaries, bonuses, benefits, commissions and stock-based compensation. Sales and marketing expenses also include costs for marketing programs, advertising, amortization of acquired customer relationships and professional services.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs of the Company's human resources, legal, finance and other administrative functions, including salaries, bonuses, benefits, and stock-based compensation. General and administrative expenses also include payment processing fees, provision for expected credit losses, professional services, software, business insurance, depreciation and amortization expenses, rent and facilities costs, acquisition-related compensation, and other administrative costs.

Restructuring and other charges

The Company records restructuring expenses when management commits to a restructuring plan, the restructuring plan identifies all significant actions, the period of time to complete the restructuring plan indicates that significant changes to the plan are not likely, and employees who are impacted have been notified.

Restructuring and other charges consist primarily of personnel costs, such as notice period, employee severance payments and termination benefits, as well as stock-based compensation related to vesting of certain equity awards.

Advertising and Other Promotional Costs

Advertising and other promotional costs are expensed as incurred and are included in Sales and marketing on the Consolidated Statements of Operations. Non-direct response advertising expenses were $9,958, $7,857 and $19,914 for the years ended December 31, 2024, 2023 and 2022, respectively.

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax assets and liabilities are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized. Federal, state, and foreign income taxes are provided based on statutory rates.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the Tax Act) was signed into law. The Tax Act requires an entity to make an accounting policy election of either (1) treating taxes due on future U.S. inclusions in taxable income related to Global Intangible Low Taxed Income (GILTI) as a current period expense when incurred (the period cost method) or (2) factoring such amounts into an entity's measurement of its deferred taxes (the deferred method). The Company has elected to treat taxes due on future U.S. inclusions in taxable income related to GILTI as a current period expense when incurred using the period cost method.

The Company accounts for uncertainty in income taxes using a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate audit settlement.

The Company recognizes interest and penalties, if any, associated with income tax matters as part of income tax expense on the Consolidated Statements of Operations and includes accrued interest and penalties with the related income tax liability in Other current liabilities on the Consolidated Balance Sheets.

Concentration of Credit Risk

The amounts reflected in the Consolidated Balance Sheets for cash and cash equivalents, marketable securities, restricted cash, and trade accounts receivable are exposed to concentrations of credit risk. Although the Company maintains cash and cash equivalents with multiple financial institutions, the deposits, at times, may exceed federally insured limits. The Company believes that the financial institutions that hold its cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to these balances.

The Company's customer base consists of a significant number of geographically dispersed customers. No customer represented 10% or more of accounts receivable, net as of December 31, 2024 and 2023. Additionally, no customer accounted for 10% or more of total revenue during the years ended December 31, 2024, 2023 and 2022, respectively.

Stock-Based Compensation

Compensation expense related to stock-based transactions, including employee, consultant, and non-employee director stock option awards, is measured based on fair value. Stock-based compensation expense is recognized net of estimated forfeitures in the Consolidated Statements of Operations. Forfeiture rates are based on the forfeiture history by employee type and the Company's expectations of future forfeiture activity. The Company reviews its forfeiture rate assumptions at least annually.

Stock Options

The fair value of each option award is estimated on the grant date using the Black Scholes option-pricing model. The option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used in the option-pricing model represent management's best estimates.

Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since the Company has limited trading history of its common stock at the time of issuing stock options, the Company estimates the expected volatility of its stock options at the grant date by taking the average historical volatility of a group of comparable publicly traded companies, as well as the Company's historical volatility, over a period equal to the expected life of the options.

The Company determined the expected term based on the average period the stock options that were expected to remain outstanding, generally calculated as the midpoint of the stock options' vesting term and contractual expiration period, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

The Company uses the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term. The Company utilizes a dividend yield of zero, as the Company does not currently issue dividends, nor does the Company expect to do so in the future.

Stock-based compensation expense for stock options is recognized on a straight-line basis over the requisite service period.

Restricted Stock Units

The Company grants restricted stock units (RSUs) as incentive awards to its employees. RSUs are payable in shares of the Company's common stock as the periodic vesting requirements are satisfied. The fair value of RSUs is determined based on the closing quoted price of the Company's common stock on the grant date. Stock-based compensation expense for RSUs is recognized on a straight-line basis over the requisite service period.

Performance-Based Restricted Stock Units

The Company grants performance-based restricted stock units (PRSUs) primarily to members of the executive team and, in limited instances, to other employees in connection with a specific transaction. PRSUs have vesting conditions based on pre-established performance goals of the Company. The fair value of PRSUs is determined based on the closing quoted price of the Company's common stock on the grant date. Stock-based compensation expense for PRSUs is recognized using the graded-vesting attribution method over the requisite service period.

At the end of each reporting period, the Company adjusts compensation expense for the PRSUs based on its best estimate of attainment of specified performance metrics. The cumulative effect on current and prior periods of a change in the estimated number of PRSUs that are expected to be earned during the performance period is recognized as an adjustment to earnings in the period of the revision.

Market-Based Restricted Stock Units

The Company has granted market-based restricted stock units (MRSUs) to its chief executive officer. MRSUs have vesting conditions based on the satisfaction of certain service conditions and the achievement of certain Company stock price goals during a five-year performance period. The fair value is determined based on the Monte Carlo valuation model, which utilizes multiple input variables to determine the probability of the Company achieving the specified market conditions. This requires the input of assumptions, including the expected stock volatility, the risk-free interest rate, the expected dividend yield and discount for post-vesting restrictions, as applicable. Stock-based compensation expense for MRSUs is recognized over the requisite service period based on the graded-vesting attribution method regardless of whether the market condition is satisfied, provided that the requisite service period has been completed.

Employee Stock Purchase Plan

The Company offers an Employee Stock Purchase Plan (ESPP) that permits eligible employees to purchase shares of the Company's common stock at a discount. The fair value of awards under the ESPP is calculated at the beginning of each offering period. The Company estimates the fair value of the awards using the Black-Scholes option valuation model. The Black-Scholes option valuation model requires the input of subjective assumptions, including price volatility of the underlying stock, risk-free interest rate, dividend yield, and the offering period. This fair value is then amortized on a straight-line basis over the offering period. Stock-based compensation is based on awards expected to be purchased at the beginning of the offering period, and therefore is reduced when participants withdraw during the offering period.

Net Income (Loss) per Share Attributable to Common Stockholders

Basic and diluted net income or loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company has 10,000,000 shares of Preferred Stock that were authorized but never issued and outstanding. Holders of common stock are entitled to one vote per share. Under the two-class method, net income (loss) is attributed to common stockholders and participating securities based on their participation rights.

Basic earnings per share is computed by dividing net income or loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income or loss attributable to common stockholders, adjusted for interest expense on dilutive convertible notes, by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities, if any, outstanding during the period.

Basic and diluted net loss per common share attributable to common stockholders is presented in conformity with the treasury stock method required for stock-based compensation, and in conformity with the if-converted method required for the convertible notes. Nonvested market and performance-based share awards are included in the weighted-average diluted shares outstanding each period if established market or performance criteria have been met at the end of the respective periods.

Potential shares related to certain of the Company's outstanding stock options, restricted stock units and convertible notes were excluded because they were anti-dilutive, however, those potential shares could be dilutive in the future. Potentially dilutive securities whose effect would have been antidilutive are excluded from the computation of diluted earnings per share for periods in which the Company is in a loss position.

Recent Accounting Pronouncements – Adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07). ASU 2023-07 expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024, with early application permitted. The Company adopted the standard on a retrospective basis with an effective date for the year ended December 31, 2024. Refer to Note 15. Segment and Geographical Information in the consolidated financial statements for related disclosures.

Recent Accounting Pronouncements – Pending Adoption

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures (ASU 2023-09). ASU 2023-09 requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, ASU 2023-09 requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in ASU 2023-09 are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued. The amendments should be applied on a prospective basis although retrospective application is permitted. The Company is currently evaluating the impact of adoption on its financial disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03). ASU 2024-03 requires that an entity breaks down expenses into specific categories, such as employee compensation and costs related to depreciation and amortization, as well as a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. Further, ASU 2024-03 requires disclosure of the total amount of selling expense and, in annual reporting periods, an entity's definition of selling expenses. The amendments in ASU 2024-03 are required to be adopted for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied on a prospective basis for financial statements issued after the adoption date, although retrospective application is permitted. The Company is currently evaluating the impact of adoption on its financial disclosures.

Note 3. Revenue

Revenue Disaggregation

Based on the information provided to and reviewed by the Company's Chief Executive Officer, its Chief Operating Decision Maker, the Company believes that the nature, amount, timing and uncertainty of its revenue and cash flows and how they are affected by economic factors is most appropriately depicted based on the category of its customers. Customers are classified in the following categories based on the amount of their spend in a given month and individual customers may move between different categories within a reporting period:

- Builders: users that spend more than $50 and less than or equal to $500 in a month.

- Scalers: users that spend more than $500 and less than or equal to $8,333 in a month.

- Scalers+: users that spend more than $8,333 in a month.

- Learners and Testers: users that spend less than or equal to $50 in a month. Learners are users that have been on the Company's platform for more than three months. Testers are users that have been on the Company's platform for three months or less.

Revenue by customer category, as determined based on the customers' spend in a given month, is as follows:

	Year Ended December 31,					
	2024		2023		2022	
	Amount	Percentage of Revenue(2)	Amount	Percentage of Revenue(2)	Amount	Percentage of Revenue(2)
Builders	$ 236,384	30 %	$ 219,506	32 %	$ 174,125	30 %
Scalers	284,575	36 %	253,336	37 %	195,673	34 %
Scalers+	160,836	21 %	122,543	18 %	122,191	21 %
Learners, Testers and Other (1)	98,820	13 %	97,499	13 %	84,333	15 %
Total	$ 780,615	100 %	$ 692,884	100 %	$ 576,322	100 %

(1) Other includes miscellaneous revenue and other reserves adjustments

(2) May not recalculate due to rounding

Geographical Information

Revenue, as determined based on the billing address of the Company's customers, was as follows:

	Year Ended December 31,					
	2024		2023		2022	
	Amount	Percentage of Revenue(1)	Amount	Percentage of Revenue(1)	Amount	Percentage of Revenue(1)
North America	$ 295,403	38 %	$ 256,142	37%	$ 215,840	38%
Europe	222,004	28 %	202,855	29%	173,840	30%
Asia	182,391	23 %	162,505	24%	128,391	22%
Rest of the world	80,817	11 %	71,382	10%	58,251	10%
Total	$ 780,615	100 %	$ 692,884	100%	$ 576,322	100%

(1) May not recalculate due to rounding

Revenue derived from customers in the United States was 32%, 30% and 31% of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

No country outside of the United States had revenue greater than 10% of total consolidated revenue in any period presented.

Deferred Revenue

Revenue recognized during the years ended December 31, 2024, 2023 and 2022, which was included in the Deferred revenue balances at the beginning of each respective period, was $3,645, $3,674 and $2,894, respectively.

Remaining Performance Obligations

The Company has performance obligations associated with commitments in customer contracts for future services that have not yet been recognized in our consolidated financial statements. As of December 31, 2024, the aggregate transaction price allocated to the remaining performance obligations was $11,595, which is expected to be recognized as revenue over the remaining life of the contracts. The weighted-average remaining life of these contracts is 1.9 years. The Company has applied the optional exemption to exclude contracts with an original expected term of one year or less from this amount.

Note 4. Acquisitions, Goodwill and Intangible Assets

Paperspace Co.

On July 5, 2023 (the Paperspace Acquisition Date), the Company consummated a business combination acquiring 100% of Paperspace for total cash consideration of $100,399. Included in the consideration paid was a contribution of

$11,100 to an escrow account held by a third party on the Paperspace Acquisition Date to support certain post-closing indemnification obligations. During the year ended December 31, 2024, the indemnification period expired and the remaining indemnity escrow fund was distributed to the participating Paperspace stockholders in accordance with the acquisition agreement.

This acquisition was accounted for as a business combination and the results of Paperspace's operations were included in the accompanying consolidated financial statements since the Paperspace Acquisition Date. The acquisition and integration of Paperspace's advanced technology into the Company's platform extends the Company's offerings, enabling customers to more easily test, develop and deploy AI/ML applications, and augment and enhance existing AI/ML applications.

The following table sets forth the final allocation of the purchase price and summarizes the fair values of the assets acquired and liabilities assumed at the Paperspace Acquisition Date:

		Amount
Fair value of consideration transferred		
Cash consideration	$	100,399
Recognized amounts of identifiable assets acquired and liabilities assumed		
Tangible assets acquired:		
Cash and cash equivalents	$	1,376
Accounts receivable		1,042
Prepaid expenses and other current assets		4
Property and equipment, net		4,515
Operating right-of-use asset, net		4,398
Finance lease right-of-use asset, net		11,958
Other assets		367
Intangible assets		37,690
Liabilities assumed:		
Accounts payable and accrued expenses		(1,608)
Deferred revenue		(105)
Operating lease liabilities, current		(1,475)
Operating lease liabilities, non-current		(2,923)
Finance lease liabilities, current		(5,707)
Finance lease liabilities, non-current		(6,251)
Deferred tax liabilities		(1,074)
Total identifiable net assets acquired		42,207
Goodwill recorded in acquisition		58,192
Total purchase price allocation	$	100,399

The Company amortizes its intangible assets assuming no residual value over periods in which the economic benefit of these assets is consumed (the useful life). The fair values allocated to the identifiable intangible assets and their estimated useful lives are as follows:

	Estimated Fair Value	Weighted Average Useful Life (In years)
Trademark/Trade Name	$ 300	1
Developed Technology	24,120	5
Customer Relationships	13,270	5
Total intangible assets	$ 37,690	

Paperspace's assets and liabilities were measured at estimated fair values on the Paperspace Acquisition Date and adjusted during the one-year measurement period. Estimates of fair value represent management's best estimate and require a complex series of judgments about future events and uncertainties. Third-party valuation specialists were engaged to assist management in the valuation of these assets and liabilities.

The goodwill is attributable primarily to the integration of Paperspace's advanced technology into the Company's platform which extends the Company's offerings, resulting in incremental revenue from new and existing customers, and to a lesser extent intangible assets that do not qualify for separate recognition, including the existing workforce acquired through the acquisition. None of the goodwill is expected to be deductible for income tax purposes.

Acquisition and integration related costs consist of miscellaneous professional service fees and expenses for acquisition-related activities. The Company recognized approximately $5,745 of acquisition-related costs that were expensed in the year ended December 31, 2023. These costs are shown primarily as part of General and administrative expenses in the accompanying Consolidated Statements of Operations.

The amount of Paperspace's revenue and net loss included in the Company's Consolidated Statements of Operations from the Paperspace Acquisition Date through December 31, 2023, was $6,350 and $18,914, respectively.

Contingent compensation

Contingent compensation costs relate to payments due to certain Paperspace sellers for $10,120, which represents compensation for post-combination services because the payments are generally contingent on continuing employment of the Paperspace founders at each payment date. For the years ended December 31, 2024 and 2023, the Company recorded an acquisition-related compensation expense of $5,985 and $4,135, respectively, included in General and administrative in the accompanying Consolidated Statements of Operations. All contingent compensation costs were paid during the year ended December 31, 2024.

Unaudited Pro Forma Financial Information

The unaudited pro forma information below summarizes the combined results of the Company and Paperspace as if the Company's acquisition of Paperspace closed on January 1, 2022 but does not necessarily reflect the combined actual results of operations of the Company and Paperspace that would have been achieved, nor are they necessarily indicative of future results of operations. The unaudited pro forma information reflects certain adjustments that were directly attributable to the acquisition of Paperspace, including additional amortization of acquired assets and the timing of nonrecurring acquisition and integration related costs, and other adjustments the Company believes are reasonable for the pro forma presentation. If Paperspace had been acquired on January 1, 2022, and included in the Company's results in 2022 and 2023, it would not have had a material impact to revenue.

	Year Ended December 31,	
	2023	2022
Net loss	$ (280)	$ (61,802)

Cloudways Ltd.

On September 1, 2022 (Cloudways Acquisition Date), the Company acquired 100% of the outstanding equity interests of Cloudways pursuant to a Share Purchase Agreement, dated as of August 19, 2022. This acquisition has been accounted for as a business combination. The results of Cloudways' operations have been included in the accompanying consolidated financial statements since the Cloudways Acquisition Date. The acquisition of Cloudways, a leading managed cloud hosting and software-as-a-service provider for growing technology companies, strengthens the Company's ability to simplify cloud computing by enabling customers to launch a business and scale it effortlessly. Cloudways was a customer of the Company prior to the acquisition, and the Company recognized revenue of approximately $6,000 from Cloudways from January 1, 2022 through the Cloudways Acquisition Date.

The acquisition purchase consideration, in accordance with ASC 805, totaled $311,237 and was paid in cash. The Share Purchase Agreement includes customary representations and warranties and covenants of the parties. The Company contributed $42,000 of the consideration paid to an escrow account held by a third party on the Cloudways Acquisition Date to support certain post-closing indemnification obligations. The final accounting has been completed.

The following table sets forth the components and the allocation of the purchase price for the business combination and summarizes the fair values of the assets acquired and liabilities assumed at the Cloudways Acquisition Date:

	Amount
Fair value of consideration transferred	
Cash paid to Cloudways sellers	$ 278,187
Cash contributed to escrow accounts	42,000
Other expenses	150
Less: Cash pre-funded from contingent compensation	(9,100)
Total consideration paid	$ 311,237
Recognized amounts of identifiable assets acquired and liabilities assumed	
Tangible assets acquired:	
Cash and cash equivalents	$ 5,827
Accounts receivable	4,753
Prepaid expenses and other current assets	547
Other assets	9
Intangible assets	72,000
Liabilities assumed:	
Accounts payable	(1,820)
Accrued expenses	(957)
Deferred revenue	(1,013)
Deferred tax liabilities	(3,417)
Other current liabilities	(23,243)
Total identifiable net assets acquired	52,686
Goodwill recorded in acquisition	258,551
Total purchase price allocation	$ 311,237

During the year ended December 31, 2023, the Company recorded measurement period adjustments of $24,686 to decrease Goodwill and a corresponding $18,269 to decrease Deferred tax liabilities, and $6,417 to decrease Other current liabilities on the Consolidated Balance Sheets. Additionally, the change to the provisional amounts resulted in an increase to Income tax expense and Deferred tax liabilities of $1,635 and a decrease to General and administrative expenses and other current liabilities of $921, respectively. The measurement period adjustments are a result of new information obtained about facts and circumstances that existed as of the acquisition date.

The Company amortizes its intangible assets assuming no residual value over periods in which the economic benefit of these assets is consumed (the useful life). The fair values allocated to the identifiable intangible assets and their estimated useful lives are as follows:

	Estimated Fair Value	Weighted Average Useful Life (In years)
Trade name	$ 9,500	10
Developed technology	31,500	5
Customer relationships	31,000	7
Total intangible assets	$ 72,000	

Cloudways' assets and liabilities were measured at estimated fair values on September 1, 2022. Estimates of fair value represent management's best estimate and require a complex series of judgments about future events and uncertainties. Third-party valuation specialists were engaged to assist management in the valuation of these assets and liabilities. The Company used the relief from royalty method to fair value the developed technology and the trade name intangible assets, and the multi-period excess earnings method to fair value the customer relationship intangible assets. The significant assumptions used to estimate the value of the intangible assets included discount rates, projected revenue growth rates, EBITDA margins, technology obsolescence and royalty rates.

The goodwill is attributable primarily to the revenue synergies expected from combining the operations of both entities, and intangible assets that do not qualify for separate recognition, including the existing workforce acquired through the acquisition. None of the goodwill is expected to be deductible for income tax purposes.

Contingent compensation

Contingent compensation costs related to payments due to a Cloudways seller for $38,830, of which $16,851 was earned and paid on September 1, 2023, and $14,652 was earned and paid during the year ended December 31, 2024. On October 30, 2024, the Cloudways seller resigned from the Company. In recognition of the Cloudways seller's service to the Company, the Company made the remaining payment of $7,326 following the resignation date during the quarter ended December 31, 2024.

Unaudited Pro Forma Financial Information

The unaudited pro forma information below summarizes the combined results of the Company and Cloudways as if the Company's acquisition of Cloudways closed on January 1, 2021 but does not necessarily reflect the combined actual results of operations of the Company and Cloudways that would have been achieved, nor are they necessarily indicative of future results of operations. The unaudited pro forma information reflects certain adjustments that were directly attributable to the acquisition of Cloudways, including additional amortization adjustments for the fair value of the assets acquired and liabilities assumed and other adjustments the Company believes are reasonable for the pro forma presentation. The pro forma net loss for the year ended December 31, 2022 was adjusted to exclude nonrecurring acquisition-related costs of $2,139.

	Year Ended December 31, 2022
Revenue	$ 607,191
Net loss	(20,780)

2023 Asset Acquisition

In January 2023, the Company acquired certain assets of SnapShooter Limited for $2,500, which was accounted for as an asset acquisition as substantially all of the fair value of the assets acquired was concentrated in a developed technology intangible asset and will be amortized over five years.

Additionally, the Company recognized a contingent compensation liability of $1,000 contingent on continuing employment that was earned and paid on January 4, 2024.

Goodwill

Movements in goodwill during the years ended December 31, 2024 and 2023 were as follows:

Balance at January 1, 2023	$	315,168
Acquisition of Paperspace		57,840
Measurement period adjustments[1]		(24,686)
Balance at December 31, 2023		348,322
Measurement period adjustments[2]		352
Balance at December 31, 2024	$	348,674

_____

(1) The Company finalized and adjusted the purchase price for the Cloudways acquisition as discussed above.

(2) The Company finalized and adjusted the purchase price of the Paperspace acquisition as discussed above.

Intangible Assets, net

Intangible assets, net consisted of the following amounts:

		December 31,		
		2024		**2023**
Asset Type				
IP addresses	$	44,822	$	44,821
Developed technology		62,323		62,330
Customer relationships		44,270		44,270
Trade name		9,800		9,800
Content		4,400		4,400
Brand		1,000		1,000
Total carrying value	$	166,615	$	166,621
Accumulated Amortization				
Developed technology	$	(27,094)	$	(14,737)
Customer relationships		(14,286)		(7,203)
Trade name		(2,517)		(1,413)
Content		(4,000)		(2,534)
Brand		(1,000)		(583)
Total accumulated amortization		(48,897)		(26,470)
Total intangible assets, net	$	117,718	$	140,151

Amortization expense was $22,426, $18,967 and $6,301 for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the weighted-average remaining amortization period for amortizable intangible assets was five years for developed technology, six years for customer relationships, ten years for trade name, and three years for content. Brand is fully amortized as of December 31, 2024. Amortization expense for the next five years and thereafter, based on valuations and determinations of useful lives, is expected to be as follows:

2025	$	20,049
2026		19,657
2027		17,557
2028		9,198
2029		3,902
Thereafter		2,533
Total estimated future intangible amortization expense	$	72,896

Note 5. Marketable Securities

The following is a summary of available-for-sale marketable securities, excluding those securities classified within cash and cash equivalents, on the Consolidated Balance Sheets as of December 31, 2023. The Company did not hold marketable securities as of December 31, 2024, as they were reallocated at maturity to cash and money market funds during the three months ended March 31, 2024.

	December 31, 2023							
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
U.S. treasury securities	$	69,456	$	6	$	(6)	$	69,456
Commercial paper		25,088		—		(12)		25,076
Total Marketable securities	$	94,544	$	6	$	(18)	$	94,532

Interest income from investments was $19,875, $23,767 and $11,881 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 6. Fair Value Measurements

The fair value of our financial assets measured on a recurring basis is as follows:

| | December 31, 2024 | | | | |
	Level I		Level II		Total
Cash and cash equivalents:					
Cash	$	79,378	$	—	$	79,378
Money market funds		349,068		—		349,068
Total Cash and cash equivalents	$	428,446	$	—	$	428,446

| | December 31, 2023 | | | | |
	Level I		Level II		Total
Cash and cash equivalents:					
Cash	$	54,871	$	—	$	54,871
Money market funds		262,365		—		262,365
Total Cash and cash equivalents	$	317,236	$	—	$	317,236
Marketable securities:					
U.S. treasury securities	$	69,456	$	—	$	69,456
Commercial paper		—		25,076		25,076
Total Marketable securities	$	69,456	$	25,076	$	94,532

The Company classifies its highly liquid money market funds and U.S. treasury securities within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. The Company classifies its commercial paper investments within Level 2 because they are valued using inputs other than quoted prices that are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security which may not be actively traded. The Company had no Level 3 financial assets as of December 31, 2024 and 2023.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

The Company reports financial instruments at fair value, with the exception of the 0% Convertible Senior Notes due December 1, 2026 (Convertible Notes). Financial instruments that are not recorded at fair value on a recurring basis are measured at fair value on a quarterly basis for disclosure purposes. The carrying values and estimated fair values of financial instruments not recorded at fair value are as follows:

| | December 31, 2024 | | December 31, 2023 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
Convertible Notes	$ 1,485,366	$ 1,344,375	$ 1,477,798	$ 1,235,625

The carrying value of the Convertible Notes as of December 31, 2024 and 2023 was net of unamortized debt issuance costs of $14,634 and $22,202, respectively.

The total fair value of the Convertible Notes was determined based on the closing trading price as of the last day of trading for the period. The Company classifies the fair value to be a Level 2 valuation within the fair value measurement hierarchy due to the limited trading activity.

Note 7. Balance Sheet Details

Property and equipment, net

Property and equipment, net consisted of the following:

	December 31, 2024		December 31, 2023	
Servers and related equipment	$	833,893	$	657,505
Furniture and fixtures		1,558		1,511
Leasehold improvements		6,985		6,820
Internal-use software		94,981		84,279
Equipment under finance leases		12,138		11,938
Property and equipment, gross	$	949,555	$	762,053
Less: accumulated depreciation	$	(439,664)	$	(387,083)
Less: accumulated amortization		(77,347)		(69,526)
Property and equipment, net	$	432,544	$	305,444

Depreciation expense on property and equipment was $99,701, $90,466, and $83,814 for the years ended December 31, 2024, 2023 and 2022, respectively. In the fourth quarter of 2024, the Company completed a useful life study for its servers and related equipment and increased the useful life from five years to six years, effective October 1, 2024. Refer to Note 2. Summary of Significant Accounting Policies, *Property and Equipment,* for disclosure on the impact on depreciation expense due to the change in useful lives.

The Company capitalized costs related to the development of computer software for internal use of $11,167, $6,958 and $10,636 for the years ended December 31, 2024, 2023 and 2022, respectively, which is included in internal-use software costs within Property and equipment, net. Amortization expense related to internal-use software was $7,925, $8,433 and $12,117 for the years ended December 31, 2024, 2023 and 2022, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2024	December 31, 2023
VAT and sales tax receivable	$ 18,621	$ 12,607
Prepaid expenses	17,544	15,065
Other current assets	4,621	1,368
Total prepaid expenses and other current assets	$ 40,786	$ 29,040

Accrued Other Expenses

Accrued other expenses consisted of the following:

	December 31, 2024	December 31, 2023
Other accrued expenses	$ 16,857	$ 12,119
Accrued bonus	14,599	8,931
Accrued capital expenditures	3,788	3,627
Accrued payroll costs	2,912	6,369
Total accrued other expense	$ 38,156	$ 31,046

Other Current Liabilities

Other current liabilities consisted of the following:

	December 31, 2024	December 31, 2023
Sales and other taxes payable	$ 39,847	$ 44,887
Finance leases	3,550	5,221
Other current liabilities	3,163	—
Employee contributions under ESPP	492	557
Contingent compensation	—	15,433
Excise taxes related to repurchase of common stock	—	4,884
Total other current liabilities	$ 47,052	$ 70,982

Note 8. Debt

Credit Facility

In February and March 2020, the Company entered into and subsequently amended a second amended and restated credit agreement with KeyBank National Association as administrative agent. In November 2021, the Company further amended such credit agreement to revise certain covenants that restricted the incurrence of indebtedness to permit the issuance of the convertible notes discussed below. In March 2022, the Company entered into a third amended and restated credit agreement (the Credit Facility) to, among other modifications,

(i) remove the term loan component of the existing credit facility which had been previously repaid in full;

(ii) increase the maximum borrowing limit of the revolving credit facility from $150,000 to $250,000;

(iii) extend the maturity date;

(iv) replace the existing maximum total net leverage ratio financial covenant with a maximum senior secured net leverage ratio financial covenant;

(v) eliminate the financial covenant requirement of maintaining a minimum debt service coverage ratio;

(vi) reduce the interest rates applicable to any principal amounts outstanding on the revolving credit facility as well as the annual commitment fee for unused amounts on the revolving credit facility; and

(vii) replace the benchmark reference rate for U.S. Dollar loans from LIBOR to the forward-looking term rate based on the secured overnight financing rate plus a customary adjustment (Adjusted Term SOFR).

As of December 31, 2024, the Company had available borrowing capacity of $250,000 on the Credit Facility. The Credit Facility will mature on the earlier of (a) March 29, 2027 and (b) 90 days before the maturity date applicable to any outstanding convertible notes issued by the Company in an aggregate principal amount equal to or greater than $100,000.

The Credit Facility is secured by a first-priority security interest in substantially all of the assets of the Company. The Credit Facility contains certain financial and operational covenants, including a maximum senior secured net leverage ratio financial covenant of 3.50x. As of December 31, 2024, the Company was in compliance with all covenants under the Credit Facility.

The per annum interest rate applicable to any principal amounts outstanding under the Credit Facility for U.S. Dollar loans will be equal to (i) Adjusted Term SOFR plus (ii) an applicable margin varying from 1.25% to 2.00%, subject to a pricing grid based on the senior secured net leverage ratio. The Credit Facility provides for an annual commitment fee varying from 0.20% to 0.30%, also subject to a pricing grid based on the senior secured net leverage ratio, applied to the average daily unused amount of the revolving credit facility. The Company incurred commitment fees on the unused balance of the Credit Facility of $508, $506 and $477 for the years ended December 31, 2024, 2023 and 2022, respectively.

In connection with the Credit Facility, the Company incurred $1,295 of additional debt issuance costs which, together with $662 of the then unamortized financing fees, are amortized over the remaining term of the facility. The Company recognized a loss on extinguishment of debt of $407 for the year ended December 31, 2022. The loss on extinguishment of debt is classified as a non-cash adjustment to reconcile net income to net cash provided by operating activities within the Consolidated Statements of Cash Flows.

Amortization of deferred financing fees was $419, $420 and $398 for the for the years ended December 31, 2024, 2023 and 2022, respectively.

Convertible Notes

In November 2021, the Company issued $1,500,000 aggregate principal amount of Convertible Notes in a private offering, including the exercise in full of the over-allotment option granted to the initial purchasers of $200,000. The Convertible Notes are senior unsecured obligations of the Company and do not bear interest, and the principal amount of the Convertible Notes does not accrete. The Convertible Notes will mature on December 1, 2026 unless earlier converted, redeemed, or repurchased. The net proceeds from this offering were $1,461,795 after deducting underwriting fees, expenses and commissions. Amortization of deferred financing fees for the years ended December 31, 2024, 2023 and 2022 was $7,567, $7,529 and $7,481, respectively.

Each $1 of principal of the Convertible Notes will initially be convertible into 5.6018 shares of the Company's common stock, which is equivalent to an initial conversion price of approximately $178.51 per share, subject to adjustment as set forth in the indenture governing the Convertible Notes. Holders of these Convertible Notes may convert their Convertible Notes at their option at any time prior to the close of the business day immediately preceding June 1, 2026, only under the following circumstances:

1. during any calendar quarter commencing after the calendar quarter ending on March 31, 2022, if the last reported sale price of the Company's common stock exceeds 130% of the conversion price for each of at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter on each applicable trading day;

2. during the five business day period after any ten consecutive trading day period (such ten consecutive trading day period, the "measurement period") in which the trading price of the Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the common stock on such trading day and the conversion rate on such trading day;

3. if the Company calls such Convertible Notes for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date; and

4. upon the occurrence of specified corporate events or distributions on the common stock.

As none of the above circumstances have occurred as of December 31, 2024, the Convertible Notes were not convertible for the fiscal year ended December 31, 2024.

On or after June 1, 2026 until the close of business on the scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their Convertible Notes at the option of the holder regardless of the foregoing circumstances.

Upon conversion of the Convertible Notes, the Company will pay or deliver, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock, at the Company's election.

The Company may redeem for cash all or any portion of the Convertible Notes, at its option, on or after December 2, 2024 and on or before the 25th scheduled trading day immediately before the maturity date, if the last reported sale price per share of the Company's common stock exceeds 130% of the conversion price then in effect on each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately preceding the date on which the Company provides a notice of redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus any accrued and unpaid special interest and additional interest, if any, to, but excluding, the redemption date.

Upon the occurrence of a fundamental change (as defined in the indenture governing the Convertible Notes), subject to certain conditions, holders may require the Company to repurchase all or a portion of the Convertible Notes for cash at a price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus any accrued and unpaid special interest and additional interest, if any, to, but excluding, the fundamental change repurchase date.

Outstanding Borrowings

The $1,500,000 aggregate principal of the Convertible Notes matures on December 1, 2026, and no other payments are required prior to that date.

Note 9. Leases

The Company leases co-location space at data center facilities and, to a lesser extent, corporate offices, all of which are classified as operating leases. The operating leases generally have initial lease terms ranging from three to seven years, which includes any option to renew or terminate the lease when it is reasonably certain that the option will be exercised. As part of the Paperspace acquisition on July 5, 2023, the Company recognized finance leases for data center equipment.

The components of lease expense were as follows:

	December 31,					
	2024		**2023**		**2022**	
Operating lease expense	$	89,831	$	80,639	$	54,440
Variable lease expense		8,653		11,317		6,149
Finance lease expense:						
Amortization of finance lease right-of-use assets		5,462		2,656		N/A
Interest on finance lease liabilities		545		410		N/A
Short-term lease expense		37		418		1,799
Total lease expense	$	104,528	$	95,440	$	62,388

Supplemental balance sheet information related to leases were as follows:

	December 31,			
	2024		**2023**	
Operating leases:				
Operating lease right-of-use assets, net	$	187,877	$	155,201
Operating lease liabilities, current		75,785		81,320
Operating lease liabilities, non-current		130,431		91,161
Finance leases:				
Property and equipment, net	$	4,291	$	9,282
Other current liabilities		3,550		5,221
Other long-term liabilities		1,098		4,521

Weighted average remaining lease term and discount rate were as follows:

	December 31,	
	2024	**2023**
Operating leases:		
Weighted-average remaining lease term (in years)	3.8	2.7
Weighted-average discount rate	6%	8%
Finance leases:		
Weighted-average remaining lease term (in years)	1.4	2.0
Weighted-average discount rate	8%	8%

For the years ended December 31, 2024 and 2023, the Company recognized $1,677 in sublease income for operating leases. For the year ended December 31, 2022, the Company recognized $1,202 in sublease income from operating leases. Sublease income is recorded as a reduction to general and administrative expenses in the Consolidated Statements of Operations.

Maturities of lease liabilities as of December 31, 2024 were as follows:

	Operating Leases[1]	Finance Leases
2025	$ 72,947	$ 3,773
2026	53,796	849
2027	43,083	254
2028	19,216	48
2029	10,459	—
Thereafter	18,084	—
Total undiscounted lease liabilities	217,585	4,924
Less: Imputed interest	(11,369)	(276)
Total present value of lease liabilities	206,216	4,648
Less: Current portion of lease liabilities	(75,785)	(3,550)
Lease liabilities, non-current	$ 130,431	$ 1,098

_____

(1) Sublease proceeds of $1,051 for the year ending December 31, 2025 are excluded from the above table.

As of December 31, 2024, the Company had $88,795 of estimated undiscounted fixed payment obligations for leases of co-location space at data center facilities that have not yet commenced and were not included in the Consolidated Balance Sheets. These leases are expected to commence between January 2025 and August 2025, and have a weighted average lease term of 6.2 years.

Note 10. Commitments and Contingencies

Purchase Commitments

As of December 31, 2024, the Company had long-term commitments and purchase orders with various software license, bandwidth, network services and third-party license vendors. The total minimum future commitments as of December 31, 2024 were as follows:

2025		$	12,233
2026			4,654
2027			1,844
2028			—
2029			—
Thereafter			—
Total purchase commitments		$	18,731

Letter of Credit

In conjunction with the execution of an office space operating lease, a letter of credit in the aggregate amount of $1,747 was issued and outstanding as of December 31, 2024 and 2023. No draws have been made under such letter of credit. These funds are included as Restricted cash on the Consolidated Balance Sheets as they are related to a long-term operating lease and are included in beginning and ending Cash, cash equivalents and restricted cash in the Consolidated Statements of Cash Flows. As of December 31, 2024, one letter of credit remained and the deposit currently held is the minimum threshold required until the lease expiration.

Legal Proceedings

The Company may be involved in various legal proceedings and litigation arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate disposition of any such litigation matters, the Company believes that any such legal proceedings will not have a material adverse effect on its consolidated financial position, results of operations, or liquidity.

Note 11. Stockholders' Equity

Common Stock

The Company's amended and restated certificate of incorporation authorizes the issuance of common and preferred stock. Holders of common stock are entitled to one vote per share.

As of December 31, 2024 and 2023, the Company was authorized to issue 750,000,000 shares of common stock with a par value of $0.000025 per share.

Preferred Stock

In connection with the IPO, the Company's amended and restated certificate of incorporation became effective, which authorized the issuance of 10,000,000 shares of preferred stock with a par value of $0.000025 per share with rights and preferences, including voting rights, designated from time to time by the Company's Board of Directors. No shares of preferred stock were issued or outstanding as of December 31, 2024 and 2023.

Share Buyback Program

On February 14, 2023, the Company's Board of Directors approved the repurchase of up to an aggregate of $500,000 of the Company's common stock (2023 Share Buyback Program). Pursuant to the 2023 Share Buyback Program, repurchases of the Company's common stock could occur using a variety of methods, which could include but was not limited to open market purchases, the implementation of a 10b5-1 plan, and/or any other available methods in accordance with SEC and other applicable legal requirements. The 2023 Share Buyback Program was authorized throughout fiscal year 2023 and expired on December 31, 2023. During the year ended December 31, 2023, the Company repurchased and retired 14,487,509 shares of common stock for an aggregate purchase price of $488,455 pursuant to the 2023 Share Buyback Program.

On February 20, 2024, the Company's Board of Directors approved the repurchase of up to an aggregate of $140,000 of its common stock (2024 Share Buyback Program). Pursuant to the 2024 Share Buyback Program, repurchases of the Company's common stock will be made at prevailing market prices through open market purchases or in negotiated transactions off the market. The repurchase program is authorized through fiscal year 2025; however, the Company is not obligated to acquire any particular amount of common stock and the program may be extended, modified, suspended or discontinued at any time at the Company's discretion.

During the year ended December 31, 2024, the Company repurchased and retired 1,511,909 shares of common stock for an aggregate purchase price of $57,377. All purchased shares were retired and are reflected as a reduction of Common stock for the par value of shares, with the excess applied to additional paid-in capital and accumulated deficit.

Note 12. Stock-Based Compensation

Equity Incentive Plan

In March 2021, the Company's Board of Directors adopted, and the stockholders approved, the 2021 Equity Incentive Plan (2021 Plan). The 2021 Plan is a successor to and continuation of the 2013 Stock Plan. The 2021 Plan became effective on the date of the IPO with no further grants being made under the 2013 Stock Plan, however, awards outstanding under the 2013 Stock Plan will continue to be governed by their existing terms. The 2021 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, RSUs, PRSUs, MRSUs and other awards to employees, directors, and consultants. Shares issued pursuant to the exercise of these awards are transferable by the holder. There were 21,442,582 shares available for grant under the 2021 Plan as of December 31, 2024.

Stock Options

Stock options granted have a maximum term of ten years from the grant date, are exercisable upon vesting and typically vest over a period of four years. Stock option activity for the year ended December 31, 2024 was as follows:

	Number of Options Outstanding	Weighted-Average Exercise Price (Per share)	Weighted-Average Remaining Life (In years)	Aggregate Intrinsic Value (In thousands)
Outstanding at January 1, 2024	3,289,019	$ 9.43	4.2	$ 89,671
Exercised	(1,830,193)	7.14		
Forfeited or cancelled	(33,170)	16.31		
Outstanding at December 31, 2024	1,425,656	$ 12.17	5.2	$ 31,223
Vested and exercisable at December 31, 2024	1,425,656	12.17	5.2	$ 31,223
Vested and unvested expected to vest at December 31, 2024	1,425,656	$ 12.17	5.2	$ 31,223

The aggregate intrinsic value represents the difference between the fair value of common stock and the exercise price of outstanding in-the-money options. The aggregate intrinsic value of exercised options for the years ended December 31, 2024, 2023 and 2022 was $51,479, $156,819 and $81,912, respectively.

No options were granted during the year ended December 31, 2024. The aggregate estimated fair value of stock options granted to participants that vested during the years ended December 31, 2024, 2023 and 2022 was $6,001, $12,888 and $17,529, respectively.

The following weighted-average assumptions were used to estimate the grant date fair value of stock options issued:

	Year Ended December 31, 2023
Expected volatility	59.3%
Expected term (in years)	10.0
Risk-free interest rate	4.3%
Dividend yield	—%
Weighted-average fair value of awards	$20.83

As of December 31, 2024, there was no unrecognized stock-based compensation, net of estimated forfeitures, related to outstanding stock options granted.

RSUs

RSUs granted typically vest over four years. RSU activity for the year ended December 31, 2024 was as follows:

	Shares	Weighted-Average Grant Date Fair Value (Per share)
Unvested balance at January 1, 2024	6,308,499	$ 36.07
Granted	3,299,104	37.42
Vested	(2,157,680)	37.26
Forfeited or cancelled	(2,234,623)	36.10
Unvested balance at December 31, 2024	5,215,300	$ 36.40
Vested and expected to vest at December 31, 2024	4,419,519	$ 36.36

As of December 31, 2024, there was $145,158 of unrecognized stock-based compensation, net of estimated forfeitures, related to outstanding RSUs granted that is expected to be recognized over a weighted-average period of 2.8 years.

PRSUs

The Company has issued PRSUs which vest based on the achievement of each award's established performance targets. PRSU activity for the year ended December 31, 2024 was as follows:

	Shares	Weighted-Average Grant Date Fair Value (Per share)
Unvested balance at January 1, 2024	537,715	$ 35.25
Granted	168,944	36.48
Vested	(99,464)	50.67
Forfeited or cancelled	(117,328)	31.75
Adjusted by performance factor	(305,948)	31.75
Unvested balance at December 31, 2024	183,919	$ 36.09
Vested and expected to vest at December 31, 2024	172,093	$ 36.07

LTIP PRSUs

The Company grants Long Term Incentive Plan (LTIP) PRSUs to certain executives of the Company typically during the first half of each fiscal year. A percentage of the LTIP PRSUs becomes eligible to vest based on the Company's financial performance level at the end of each fiscal year. The number of LTIP PRSUs received will depend on the achievement of financial metrics relative to the approved performance targets. Depending on the actual financial metrics achieved relative to the target financial metrics throughout the defined performance period of the award, the number of LTIP PRSUs that vest could range from 0% to 200% of the target amount and are subject to the Compensation Committee's approval of the level of achievement against the approved performance targets.

Assuming the minimum performance level is achieved, one-third of the aggregate number of the achieved LTIP PRSUs shall vest on the later of (i) March 1 of the year after grant or (ii) two trading days following the public release of the Company's financial results, and the remainder shall vest in eight equal quarterly installments subject, in each case, to the individual's continuous service through the applicable vesting date.

On March 1, 2023, the Company granted an LTIP PRSU award (the 2023 LTIP PRSU). The financial performance level under the PRSUs was the percentage equal to the sum of the revenue growth percentage and profitability percentage, which on February 21, 2024, was determined to be achieved at 38.5% of the target amount. This resulted in a performance factor reduction of 305,948 shares from the original maximum shares achievable of 378,882.

On April 11, 2024, the Company granted an LTIP PRSU award (the 2024 LTIP PRSU). The financial performance level under the PRSUs can be attained based on the achievement of certain revenue and adjusted free cash flow margin targets. Under the 2024 LTIP PRSU, 75% of the award can be achieved based on the revenue targets and 25% of the award can be achieved based on the adjusted free cash flow margin targets. The target shares granted under the 2024 LTIP PRSU was 84,472. The actual number of shares that are received under the 2024 LTIP PRSU may be higher or lower than the target shares based on the actual financial metrics achieved relative to the target financial metrics for fiscal year 2024.

As of December 31, 2024, there was $1,457 of unrecognized stock-based compensation related to LTIP PRSUs that is expected to be recognized over a weighted-average period of 2.2 years.

MRSUs

On July 27, 2021, the Company's Board of Directors granted a market-based restricted stock unit (MRSU) award for 3,000,000 shares of the Company's common stock to the Company's former CEO, Yancey Spruill. The unvested balance of 3,000,000 shares were forfeited and canceled during the first quarter of 2024.

On February 12, 2024, Padmanabhan Srinivasan joined the Company in the role of CEO. As part of his compensation package, Mr. Srinivasan received an MRSU with an estimated grant date fair value of approximately $8,000, which vests upon the satisfaction of certain service conditions and the achievement of certain Company stock price goals during a five-year performance period, as described below. A cumulative percentage of the MRSU target is earned based on the achievement of stock price goals, measured based on the average of the Company's closing stock price over a consecutive 60 trading day period during the performance period as set forth in the table below:

Tranche	Company Stock Price Target	Total Payout
1	$65.00	25% of Target MRSUs
2	$100.00	50% of Target MRSUs
3	$135.00	100% of Target MRSUs
4	$170.00	150% of Target MRSUs

The target number of achievable shares is 193,178 and the maximum number of achievable shares is 289,767. There will be no pro-rata or straight-line interpolation vesting for achievement of a stock price target between the stock price targets, except in the event of a qualifying termination.

If the stock price targets are achieved during the first three years following the grant date (First Performance Period), 50% of the eligible MRSUs will vest on the third anniversary of the grant date and the remaining 50% of the eligible MRSUs will vest on the fifth anniversary of the grant date. Each tranche of MRSUs whose stock price target was not achieved during the First Performance Period that is subsequently achieved during the period between the third anniversary of the grant date and fifth anniversary of the grant date will vest on the fifth anniversary of the grant date.

MRSU activity for the year ended December 31, 2024 was as follows:

	Shares	Weighted-Average Grant Date Fair Value (Per share)
Unvested balance at January 1, 2024	3,000,000	$ 25.12
Granted	289,767	27.61
Forfeited or cancelled	(3,000,000)	25.12
Unvested balance at December 31, 2024	289,767	$ 27.61

The following assumptions were used in the Monte Carlo simulation model to estimate the grant date fair value and the derived service period of the MRSUs:

	Year Ended December 31, 2024
Expected volatility	71.3%
Expected term (in years)	5.0
Risk-free interest rate	4.1%
Dividend yield	—%
Stock price at grant date (per share)	$39.43
Weighted-average fair value of awards (per share)	$27.61

As of December 31, 2024, there was $6,114 of unrecognized stock-based compensation related to the current CEO's MRSU award that is expected to be recognized over a weighted-average period of 4.17 years.

ESPP

In March 2021, the Company's Board of Directors adopted, and the stockholders approved, the 2021 Employee Stock Purchase Plan (ESPP). Eligible employees enroll in the offering period at the start of each purchase period, whereby they may purchase a number of shares at a price per share equal to 85% of the lesser of (1) the stock price at the employee's first participation in the offering period or (2) the fair market value of the Company's common stock on the purchase date. After the end of an offering period, a new offering automatically begins on the date that immediately follows the conclusion of the preceding offering. There were 4,383,730 shares available for grant under the ESPP as of December 31, 2024.

2023 Offering

An offering period commenced on November 21, 2023, and consisted of two purchase periods, the first of which had a purchase date of May 20, 2024 and the second had a purchase date of November 20, 2024 (2023 Offering). In connection with the purchase period that ended on May 20, 2024, there were 94,162 shares of common stock, net of shares withheld for taxes, purchased by employees at a price of $24.15. In connection with the purchase period that ended on November 20, 2024, there were 76,249 shares of common stock, net of shares withheld for taxes, purchased by employees at a price of $24.15 or $31.91, depending upon when the employee enrolled in the 2023 Offering. The Company recorded stock-based compensation associated with the ESPP of $1,676, $2,290 and $4,380 for the years ended December 31, 2024, 2023 and 2022, respectively.

A new offering period commenced on November 21, 2024, and consists of two purchase periods, the first of which has a purchase date of May 20, 2025 and the second has a purchase date of November 20, 2025. As of December 31, 2024, $492 has been withheld on behalf of employees, as reported in other current liabilities in the Consolidated Balance Sheets.

Stock-Based Compensation

Stock-based compensation is included in the Consolidated Statements of Operations as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Cost of revenue [(1)]	$ 5,889	$ 5,685	$ 1,820
Research and development [(1)]	38,285	42,040	39,354
Sales and marketing [(1)]	10,093	13,177	14,909
General and administrative [(2)]	36,278	23,508	49,746
Restructuring and other charges	—	3,937	—
Total	$ 90,545	$ 88,347	$ 105,829

(1) Amounts for year ended December 31, 2023 have been recast to conform with current period presentation. Refer to Note 2. Summary of Significant Accounting Policies, *Prior Period Reclassification*, for further details.

(2) Amount includes $31,279 of recognized stock-based compensation related to the Company's former CEO's MRSUs that was estimated to be forfeited and therefore reversed for the year ended December 31, 2023.

Note 13. Net Income (Loss) per Share Attributable to Common Stockholders

The following table presents the calculation of basic and diluted net income (loss) per share:

	Year Ended December 31,		
(In thousands, except per share amounts)	**2024**	**2023**	**2022**
Basic net income (loss) per share:			
Numerator:			
Net income (loss) attributable to common stockholders	$ 84,492	$ 19,409	$ (27,804)
Denominator:			
Weighted average shares used to compute net income (loss) per share	91,634	90,141	100,806
Basic net income (loss) per share attributable to common stockholders	$ 0.92	$ 0.22	$ (0.28)
Diluted net income (loss) per share:			
Numerator:			
Net income (loss) attributable to common stockholders	$ 84,492	$ 19,409	$ (27,804)
Denominator:			
Number of shares used in basic calculation	91,634	90,141	100,806
Weighted-average effect of dilutive securities:			
Stock Options	1,414	5,698	—
RSUs	1,370	495	—
PRSUs	85	81	—
Number of shares used in diluted calculation	94,503	96,415	100,806
Diluted net income (loss) per share attributable to common stockholders	$ 0.89	$ 0.20	$ (0.28)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Stock Options	1	41	4
RSUs	1,200	1,574	434
PRSUs	—	14	—
Convertible Notes	8,403	8,403	8,403
Total	9,604	10,032	8,841

Note 14. Income Taxes

Income (loss) before income taxes from U.S. and foreign operations were as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
U.S.	$ 75,651	$ 174	$ (16,866)
Foreign	22,048	26,602	(7,019)
Total income (loss) before income taxes	$ 97,699	$ 26,776	$ (23,885)

Total income tax expense included in the Consolidated Statements of Operations is comprised of the following:

	Year Ended December 31,		
	2024	**2023**	**2022**
Current:			
Federal	$ 5,437	$ 829	$ —
State	1,786	(99)	242
Foreign	3,443	6,835	5,482
Total current	$ 10,666	$ 7,565	$ 5,724
Deferred:			
Federal	$ 144	$ 140	$ 368
State	1	(120)	44
Foreign	2,396	(218)	(2,217)
Total deferred	2,541	(198)	(1,805)
Income tax expense	$ 13,207	$ 7,367	$ 3,919

The following table reconciles our benefit of income taxes at the statutory rate to the effective tax rate, using a U.S. federal statutory tax rate of 21%:

	Year Ended December 31,		
	2024	**2023**	**2022**
Income tax expense (benefit) at federal statutory rate	$ 20,517	$ 5,623	$ (5,016)
State and local taxes, net of federal benefit	1,412	(2,509)	(205)
Foreign tax rate differential	(3,858)	1,030	168
Stock-based compensation deductions	(5,698)	(17,998)	(3,077)
Nondeductible expenses	2,206	(14)	3,603
Unrecognized tax positions	4,360	1,083	1,482
Net change in valuation allowance	44,559	138	4,442
Global intangible low-tax income	110	—	1,091
Foreign-derived intangible income deduction	(3,140)	(970)	(664)
162(m) limitation	9,295	17,072	7,058
U.S. R&D tax credits	(3,402)	(2,810)	(4,432)
Valuation allowance release related to acquisition	—	(1,074)	—
Acquisition related compensation	2,659	7,811	—
Impact of intra-entity intellectual property rights transfer	(59,627)	—	—
Other	3,814	(15)	(531)
Total income tax expense	$ 13,207	$ 7,367	$ 3,919

During the year ended December 31, 2024, the Company completed an intra-entity transfer of intellectual property rights from Malta to the U.S. by filing an election to treat Cloudways as a disregarded entity for U.S. income tax purposes. The transfer of intellectual property rights did not result in a taxable gain in any jurisdictions, including Malta, Pakistan and the U.S. The transaction resulted in a step-up of the U.S. tax deductible basis in the transferred intellectual property rights, and accordingly, created a temporary difference between the book basis and the tax basis of such intellectual property rights. Consequently, the Company recognized $59,627 in deferred tax assets, which was further offset by the valuation allowance.

The components of deferred tax assets and liabilities are as follows:

| | December 31, | |
	2024	2023
Deferred tax assets:		
Accounts receivable	$ 1,261	$ 1,223
Accrued expenses	2,354	982
Capitalized research and development	44,724	30,918
Operating lease liability	32,398	44,443
Net operating loss carryforwards	11,498	28,222
Stock-based compensation	3,389	5,419
Tax credit carryforwards	17,778	18,338
Depreciation and amortization	18,538	—
Other	2,593	989
Gross deferred tax assets	134,533	130,534
Less: valuation allowance	(109,541)	(60,520)
Total net deferred tax asset	$ 24,992	$ 70,014
Deferred tax liability		
Depreciation and amortization	$ —	$ (31,808)
Operating lease ROU asset	(28,915)	(39,745)
Total deferred tax liability	(28,915)	(71,553)
Total net deferred tax liability	$ (3,923)	$ (1,539)

As of December 31, 2024, the Company had approximately $26,216 in federal net operating loss (NOL) carryforwards and $15,689 in federal tax credits. If not utilized, the federal tax credit carryforwards will expire at various dates beginning in 2039. The federal NOL carryforward can be carried forward indefinitely. As of December 31, 2024, the Company had approximately $17,650 in state NOL carryforwards and $2,126 in California tax credits. If not utilized, the state NOL carryforwards will expire at various dates beginning in 2030. The California state tax credits can be carried forward indefinitely. The Company had $11,302 of foreign NOLs that do not expire. The amount of net operating loss and tax credits carryforwards reflected in the financial statements differ from the amounts reported on the tax return due to uncertain tax positions related to tax laws and regulations that are subject to varied interpretation by the tax authorities.

Certain tax attributes may be subject to an annual limitation as a result of the issuance of stock, which may constitute a change of ownership as defined under Internal Revenue Code Section 382. The Internal Revenue Code Section 382 study is in process as of December 31, 2024.

The Company assesses the likelihood of its ability to realize the benefit of its deferred tax assets in each jurisdiction by evaluating all relevant positive and negative evidence. A valuation allowance is established if it is determined that any portion of the deferred tax assets is not more likely than not to be realized. For the year ended December 31, 2024, the Company has maintained a valuation allowance against its U.S. deferred tax assets as they are not more-likely than not to be realized.

The valuation allowance activity for the periods indicated is as follows:

	December 31,	
	2024	**2023**
Balance as of the beginning of period	$ (60,520)	$ (47,361)
Additions charged to expense	(49,021)	(13,159)
Balance as of the end of period	$ (109,541)	$ (60,520)

The Company provides for U.S. and foreign income taxes on the undistributed earnings of foreign subsidiaries unless they are considered indefinitely reinvested outside the U.S. On December 31, 2024, the amount of unrecognized deferred tax liability for temporary differences on undistributed earnings in foreign subsidiaries upon which U.S. and foreign income taxes have not been provided is not material.

In general, it is the Company's practice and intention to reinvest the earnings of non-U.S. subsidiaries in those operations. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. The amount of undistributed earnings of non-U.S. subsidiaries at December 31, 2024, as well as the related deferred income tax, if any, is not material.

The Company files U.S. federal income tax returns as well as various state, local, and foreign jurisdictions. As of December 31, 2024, tax years 2018 and later remain open for examination.

ASC 740 clarifies the accounting and reporting for uncertainties in income tax law and prescribes a comprehensive model for financial statement recognition measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. ASC 740 requires that tax effects of an uncertain tax position be recognized only if it is "more likely than not" to be sustained by the taxing authority as of the reporting date.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Balance of unrecognized tax benefits at beginning of year	$ 20,337	$ 17,044	$ 721
Additions based on tax positions related to the current period	5,209	1,571	3,014
Additions for tax positions of prior periods	816	1,947	2,833
Additions recorded as part of business combination	—	—	11,106
Reductions for tax positions of prior periods	(3,162)	—	(630)
Release due to expiration of statute of limitations	(808)	(225)	—
Balance of unrecognized tax benefits at end of year	$ 22,392	$ 20,337	$ 17,044

Amounts included in the balance of unrecognized tax benefits as of December 31, 2024, 2023 and 2022, if recognized, would affect the effective tax rate upon recognition. The total amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate is $14,197 as of December 31, 2024.

As of December 31, 2024, the Company recognized $6,475 of interest and penalties related to unrecognized tax benefits in the provision for taxes. Interest and penalties related to income tax liabilities are included in income tax expense. During the years ended December 31, 2024, 2023 and 2022, the Company recognized $2,864, $1,816 and $1,540, respectively, in interest expense and penalties. The Company has not made any payments on interest and penalties as of December 31, 2024.

The total amount of unrecognized tax benefits relating to the Company's tax positions is subject to change based on future events including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statutes of limitations. The outcomes and timing of such events are highly uncertain. The Company does not anticipate any significant change in the uncertain tax positions within the next 12 months.

Note 15. Segment and Geographical Information

Segment Information

The Company's chief operating decision maker (CODM) is the chief executive officer. The CODM assesses performance on a monthly basis by reviewing consolidated results against the annual operating plan and ongoing forecasts. Accordingly, the Company has one operating and reporting segment.

The measure of segment profitability used by the CODM is net income, as reported in the Consolidated Statements of Operations. The significant segment expenses reviewed by the CODM on a consolidated basis include cost of revenue, research and development, sales and marketing, and general and administrative as reported in the Consolidated Statements of Operations on a consolidated basis. Other segment expense categories include restructuring and other charges, other income (loss), net, and income tax benefit (expense) as reported in the Consolidated Statements of Operations. Refer to Note 3. Revenue, for revenue by geography.

The measure of segment assets is total assets, which is reported in the Consolidated Balance Sheets. Refer to Consolidated Statements of Cash flows and Note 7. Balance sheet details, for details of capital expenditures and depreciation and amortization, respectively.

Long-lived assets include property and equipment, net and leases. The geographic locations of the Company's long-lived assets, net, based on physical location of the assets, is as follows:

	December 31,			
	2024		**2023**	
United States	$	381,708	$	233,557
Netherlands		76,707		46,170
Germany		44,489		62,224
Canada		32,688		20,340
Singapore		27,958		43,425
Other		56,871		54,929
Total	$	620,421	$	460,645

Note 16. Restructuring

In February 2023, the Company initiated the Restructuring Plan to adjust its cost structure and accelerate its timeline to achieve 20% or better adjusted free cash flow margins, which included both the elimination of positions across the Company as well as the shifting of additional positions across a broader geographical footprint. The aggregate restructuring charges in connection with the Restructuring Plan is approximately $21,000, which was substantially completed in 2023.

No Restructuring and other charges were recognized during the year ended December 31, 2024. The Company recorded Restructuring and other charges of $16,950 for the year ended December 31, 2023 primarily related to one time severance and benefit payments, as well as $3,937 of stock-based compensation related to vesting of certain equity awards. As of December 31, 2024, all restructuring charges were settled.

Note 17. Employee Benefit Plan

The Company offers U.S. employees a voluntary retirement savings plan under Section 401(k) of the Internal Revenue Code (401(k) Plan), which permits employees to elect to contribute a portion of their pre-tax wages to the 401(k) Plan. Under this plan, the Company matches 100% of participants' contributions up to 3% of compensation and 50% of participants' contributions between 3% and 5%. For the years ended December 31, 2024, 2023 and 2022, the Company incurred expense of $2,944, $2,987 and $3,846 related to the 401(k) Plan, respectively.

Note 18. Related Party Transactions

In November 2023, the Company entered into an arrangement with an affiliate (related party affiliate) of Access Industries, a greater than 5% beneficial owner of the Company's common stock at the time of the transaction. Pursuant to this arrangement, the related party affiliate receives referral fees and other related payments in exchange for referring customers to the Company. The agreement expires on March 31, 2029, and can be terminated earlier without penalty if the contractual net revenue minimum commitment has not been met. Referral fees are incurred when the Company collects amounts due from the customer in exchange for services rendered. Other fees paid to the related party affiliate includes fixed payments to be used exclusively for marketing and referral activities as well as certain reimbursable compensation costs. Amounts owed to the related party affiliate are recorded to Sales and marketing in the Consolidated Statements of Operations. During the year ended December 31, 2024, the Company recognized related party affiliate expenses of $2,158, which consist of the marketing and referral activity fee of $1,400, reimbursable compensation cost of $337, and referral fees of $421. During the year ended December 31, 2023, the Company recognized related party affiliate expenses of $549, which consist of the marketing and referral activity fee of $224, reimbursable compensation cost of $273, and referral fees of $52.

In connection with the Company's acquisition of Cloudways, the Company entered into a transition services agreement (as amended, Transition Services Agreement) with Gaditek Associates (Gaditek). Our former Chief Revenue Officer, Aaqib Gadit, is the former CEO of Cloudways and owns 14.3% of Gaditek. Fees under the Transition Services Agreement were primarily determined on a usage basis. For the years ended December 31, 2024, 2023 and 2022, the Company incurred approximately $355, $792 and $300, respectively, in fees to Gaditek pursuant to the Transition Services Agreement, as amended.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on this evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Remediation of Previously Reported Material Weakness

As previously disclosed, we had identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not design and maintain effective controls over the accounting for income taxes. Specifically, we did not have the appropriate skills and level of experience to assess complicated tax matters. Additionally, we did not properly identify, risk assess, design and maintain effective controls related to the income tax provision, including controls related to the evaluation of tax deductions and the impact on our tax provision.

Management designed and implemented controls to remediate the material weakness, which included the following remediation measures:

a. In March 2023, we hired a VP of Tax with over 25 years of tax leadership experience.

b. In the second quarter of 2023, we supplemented our tax resources through the use of a third-party tax advisor and we continue utilizing the third-party tax advisor.

c. In the first and second quarters of 2024, we augmented our team with additional tax personnel who have the appropriate knowledge, training and experience to analyze, record and disclose tax accounting matters timely and accurately, and to design and maintain appropriate accounting policies, procedures and controls over income taxes, commensurate with our financial reporting requirements.

d. Since the beginning of 2024, we have trained process owners on and evaluated our newly implemented controls to address the identification, accounting, reporting and review of complex tax transactions.

As of December 31, 2024, we have completed implementation and testing of the design and operating effectiveness of the controls described above, and they have now operated effectively over a sustained period of financial reporting cycles. Accordingly, management has concluded that the actions taken to strengthen our internal control over financial reporting have fully remediated the previously identified material weaknesses as of December 31, 2024.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

Trading Arrangements

During the three months ended December 31, 2024, our directors and officers (as defined in Rule 16a-1(f) promulgated under the Exchange Act) adopted or terminated the contracts, instructions or written plans for the purchase or sale of our securities as follows:

On November 13, 2024, Plato Partners LLC (an entity substantially owned by Amy Butte, a member of the Company's board of directors) entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act (the "Butte 10b5-1 Plan"). The Butte 10b5-1 Plan contemplates the sale of up to 5,417 shares of the Company's common stock between June 6, 2025 and June 13, 2025.

On November 18, 2024, Lawrence D'Angelo, the Company's Chief Revenue Officer, adopted a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act (the "D'Angelo 10b5-1 Plan"). The D'Angelo 10b5-1 Plan contemplates the sale of up to 46,726 shares of the Company's common stock between February 18, 2025 and June 6, 2025. The actual number of shares that will be sold under the D'Angelo 10b5-1 Plan will be based in part on the number of shares withheld to satisfy tax withholding obligations arising from the vesting of certain shares subject to the plan, which number is not yet determinable.

ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. The Code of Conduct is available on our website at www.investors.digitalocean.com under "Governance." If we ever were to amend or waive any provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, we intend to satisfy our disclosure obligations, if any, with respect to any such waiver or amendment by posting such information on our website set forth above rather than by filing a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) Financial Statements.

Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

(2) Financial Statement Schedules.

All schedules are omitted because they are not applicable or because the required information is shown in the consolidated financial statements and accompanying notes.

Incorporated by Reference

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Share Purchase Agreement, dated as of August 19, 2022, by and among DigitalOcean, LLC, Cloudways Ltd., each of the shareholders of Cloudways identified on the signature pages thereto and Shareholder Representative Services LLC.	8-K	001-40252	2.1	8/23/2022	
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-40252	3.1	3/31/2021	
3.2	Amended and Restated Bylaws of the Registrant.	10-Q	001-40252	3.1	11/2/2023	
4.1	Form of Common Stock Certificate.	S-1	333-253483	4.1	2/25/2021	
4.2	Indenture, dated as of November 18, 2021, between DigitalOcean Holdings, Inc. and U.S. Bank National Association as trustee.	8-K	001-40252	4.1	11/18/2021	
4.3	Form of certificate representing the 0% Convertible Senior Notes due 2026.	8-K	001-40252	4.2	11/18/2021	
4.4	Description of Capital Stock.	10-K	001-40252	4.4	2/25/2022	
10.1	Amended and Restated Investors' Rights Agreement, dated as of May 8, 2020, by and among the Registrant and certain of its stockholders.	S-1	333-253483	10.1	2/25/2021	
10.2	DigitalOcean Holdings, Inc. 2013 Stock Plan, as amended.	S-1	333-253483	10.2	2/25/2021	
10.2.1	Form of Option Agreement, Notice of Stock Option Grant and Exercise Notice under 2013 Stock Plan.	S-1	333-253483	10.2.1	2/25/2021	
10.2.2	Form of Restricted Stock Unit Award Agreement under 2013 Stock Plan.	S-1	333-253483	10.2.2	2/25/2021	
10.3	DigitalOcean Holdings, Inc. 2021 Equity Incentive Plan.	S-1/A	333-253483	10.3	3/15/2021	
10.3.1	Form of Option Agreement, Notice of Stock Option Grant and Exercise Notice under 2021 Equity Incentive Plan.	S-1/A	333-253483	10.3.1	3/15/2021	
10.3.2	Form of Restricted Stock Unit Award Agreement under 2021 Equity Incentive Plan.	S-1/A	333-253483	10.3.2	3/15/2021	
10.4	DigitalOcean Holdings, Inc. 2021 Employee Stock Purchase Plan.	S-1/A	333-253483	10.4	3/15/2021	
10.5	Amended Non-Employee Director Compensation Policy.					X
10.6	Form of Indemnification Agreement entered into by and between the Registrant and each director and executive officer.	S-1	333-253483	10.6	2/25/2021	
10.7	Letter Agreement between the Registrant and Warren Adelman, dated February 12, 2024.	10-K	001-40252	10.7	2/21/2024	
10.8	Employment Agreement between the Registrant and Padmanabhan Srinivasan, dated January 11, 2024.	8-K	001-40252	10.1	1/17/2024	
10.9	Employment Agreement between the Registrant and W. Matthew Steinfort, dated November 15, 2022.	8-K	001-40252	10.1	11/17/2022	
10.10	Employment Agreement Amendment between the Registrant and W. Matthew Steinfort, dated September 15, 2023.	8-K	001-40252	10.1	9/19/2023	
10.11	Employment Agreement between the Registrant and Aaqib Gadit, dated August 17, 2023.	10-K	001-40252	10.11	2/21/2024	

10.12	Employment Agreement Amendment between the Registrant and Aaqib Gadit, dated September 15, 2023.	10-K	001-40252	10.12	2/21/2024	
10.13	Letter Agreement between the Registrant and Aaqib Gadit, dated May 2, 2024.	10-Q	001-40252	10.1	8/8/2024	
10.14	Employment Agreement between the Registrant and Bratin Saha, dated May 22, 2024.					X
10.15	Employment Agreement between the Registrant and Lawrence D'Angelo, dated June 18, 2024.					X
10.16	Employment Agreement between the Registrant and Yancey Spruill, dated March 8, 2021.	S-1/A	333-253483	10.7	3/15/2021	
10.17	Separation Agreement between the Registrant and Yancey Spruill, dated August 24, 2023.	10-Q	001-40252	10.1	11/2/2023	
10.18	Second Amended and Restated Credit Agreement, dated as of February 13, 2020, between the Registrant, DigitalOcean, LLC, KeyBank National Association and the other parties thereto.	S-1	333-253483	10.8	2/25/2021	
10.19	Amendment No. 1 and Incremental Term Loan Assumption Agreement, dated as of March 18, 2020, between the Registrant, ServerStack, Inc., Morgan Stanley Senior Funding, Inc., KeyBank National Association and the other parties thereto.	S-1	333-253483	10.9	2/25/2021	
10.20	Amendment No. 2 to Credit Agreement, dated as of November 15, 2021, between DigitalOcean Holdings, Inc., DigitalOcean, LLC, the lenders party thereto and KeyBank National Association, as Administrative Agent.	8-K	001-40252	10.1	11/18/2021	
10.21	Third Amended and Restated Credit Agreement, dated as of March 29, 2022, between DigitalOcean Holdings, Inc., DigitalOcean, LLC, the lenders party thereto and KeyBank National Association, as Administrative Agent.	8-K	001-40252	10.1	3/30/2022	
19.1	DigitalOcean Holdings, Inc. Insider Trading Policy.					X
21.1	List of Subsidiaries of DigitalOcean Holdings, Inc.					X
23.1	Consent of PricewaterhouseCoopers, LLP, independent registered public accounting firm.					X
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm.					X
31.1	Certification of Padmanabhan Srinivasan, Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of W. Matthew Steinfort, Chief Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1*	Certifications of Padmanabhan Srinivasan, Chief Executive Officer, and W. Matthew Steinfort, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	DigitalOcean Holdings, Inc. Incentive Compensation Recoupment Policy.	10-K	001-40252	97.1	2/21/2024	
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extensions Schema					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase					X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	X
104	Cover Page Interactive File (formatted as Inline XBRL and contained in Exhibit 101)	X

---

* Furnished herewith and not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2025.

DIGITALOCEAN HOLDINGS, INC.

By: /s/ Padmanabhan Srinivasan
     Name: Padmanabhan Srinivasan
     Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Padmanabhan Srinivasan Padmanabhan Srinivasan	Chief Executive Officer and Director *(Principal Executive Officer)*	February 25, 2025
/s/ W. Matthew Steinfort W. Matthew Steinfort	Chief Financial Officer *(Principal Financial Officer)*	February 25, 2025
/s/ Cherie Barrett Cherie Barrett	Chief Accounting Officer *(Principal Accounting Officer)*	February 25, 2025
/s/ Warren Adelman Warren Adelman	Director	February 25, 2025
/s/ Pratima Arora Pratima Arora	Director	February 25, 2025
/s/ Amy Butte Amy Butte	Director	February 25, 2025
/s/ Warren Jenson Warren Jenson	Director	February 25, 2025
/s/ Pueo Keffer Pueo Keffer	Director	February 25, 2025
/s/ Christopher Merritt Christopher Merritt	Director	February 25, 2025
/s/ Hilary Schneider Hilary Schneider	Director	February 25, 2025

Additional Information

We have included below our definition of adjusted free cash flow and adjusted free cash flow margin and a table presenting a reconciliation to the most directly comparable GAAP financial measure.

Adjusted free cash flow is a non-GAAP financial measure that we define as Net cash provided by operating activities less purchases of property and equipment, capitalized internal-use software costs, and excluding cash paid for restructuring and other charges, acquisition related compensation, restructuring related charges, and acquisition and integration related costs. Adjusted free cash flow margin is calculated as adjusted free cash flow divided by total revenue.

Adjusted Free Cash Flow and Adjusted Free Cash Flow Margin

		Year Ended December 31,
(In thousands)		**2024**
GAAP Net cash provided by operating activities	$	282,725
Adjustments:		
Capital expenditures - property and equipment		(178,167)
Capital expenditures - internal-use software development		(8,356)
Restructuring and other charges		60
Restructuring related charges[1]		5,049
Acquisition related compensation		33,099
Acquisition and integration related costs		302
Adjusted free cash flow	$	134,712
As a percentage of revenue:		
GAAP Net cash provided by operating activities		36 %
Adjusted free cash flow margin		17 %

_____

(1) For the year ended December 31, 2024, primarily consists of executive reorganization charges.

Board of Directors

Warren Adelman - Lead Independent Director
Managing Director, Nativ Group

Padmanabhan Srinivasan
Chief Executive Officer, DigitalOcean

Pratima Arora
Chief Product Officer, Smartsheet

Amy Butte*
Chief Financial Officer, Navan

Warren Jenson
Director

Pueo Keffer
Senior Managing Director, Access Technology Ventures

Christopher Merritt*
Director

Hilary Schneider
Board Member

*Not standing for re-election

Stock Listing

Our common stock is traded on the New York Stock Exchange. Our ticker symbol is **DOCN**.

Annual Meeting of Stockholders

Monday, June 9, 2025 at 12:00 P.M. EDT / 10:00 A.M. MDT via webcast

Executive Leadership

Padmanabhan Srinivasan
Chief Executive Officer

W. Matthew Steinfort
Chief Financial Officer

Bratin Saha
Chief Product & Technology Officer

Lawrence D'Angelo
Chief Revenue Officer

Transfer Agent and Registrar

Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449 & (718) 921-8124

Investor Relations

Email
Investors@digitalocean.com

Website
Investors.digitalocean.com

Auditors

PricewaterhouseCoopers LLP



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